910

02055375

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME TravelSky Technology Ltd

*CURRENT ADDRESS No. 128
Zhichun Road
Haidian District
Beijing 100086, PRC

**FORMER NAME

**NEW ADDRESS

PROCESSED
NOV 04 2002
THOMSON FINANCIAL

FILE NO. 82- 34687 FISCAL YEAR 12/31/00

Complete for initial submissions only ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) [ ] AR/S (ANNUAL REPORT) [✓]

12G32BR (REINSTATEMENT) [ ] SUPPL (OTHER) [ ]

DEF 14A (PROXY) [ ]

OICF/BY: EBS

DATE : 10/17/02

82-34687

中国航信
TravelSky

中國民航信息網絡股份有限公司
TravelSky Technology Limited

(A joint stock limited company incorporated in the People's Republic of China with limited liability)



2000 Annual Report





Contents

	Page
Financial Highlights	2
Corporate Profile	4
Corporate Information	5
Biography of Directors, Supervisors and Company Secretaries	9
Chairman's Statement	14
Business Review	20
Financial Review	28
Report of Directors	35
Report of the Supervisory Committee	46
Auditors' Report	47
Balance Sheets	48
Consolidated Statements of Income	49
Consolidated Statements of Changes in Shareholders' Equity	50
Consolidated Statements of Cash Flow	51
Notes to the Financial Statements	52
Supplementary Financial Information	85
Major Events in 2000	88
Notice of Annual General Meeting	89

Consolidated Financial Information

	Year ended December 31,			
	1997	1998	1999	2000
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Total revenues	509,635	487,137	603,654	741,987
EBITDA	321,461	322,303	404,138	452,990
Profit before taxation and minority interests	225,792	211,456	314,960	353,054
Net profit	148,702	137,386	208,038	256,592
Earnings per share, basic and diluted (RMB)	0.26	0.24	0.36	0.44

	December 31,			
	1997	1998	1999	2000
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Total Assets	983,450	1,119,993	854,532	1,227,674
Total liabilities	(548,623)	(608,773)	(263,199)	(424,927)
Minority interests	(12,652)	(20,682)	(21,168)	(32,735)
Shareholders' equity	422,175	490,538	570,165	770,012

Note 1. TravelSky Technology Limited (the "Company", and together with its subsidiaries, collectively referred to as the "Group") was incorporated in the People's Republic of China (the "PRC") as a joint stock limited company on October 18, 2000. Civil Aviation Computer Information Centre ("CACI") underwent a group reorganisation (the "Reorganisation") in preparation for an offering of the Company's H shares. Pursuant to the Reorganisation, the Company obtained the assets, liabilities, equity interests in certain subsidiaries and associated companies, and the business of providing electronic travel distribution, airport passenger processing, air cargo system, data network and Internet-based travel platform services in the PRC previously owned by CACI. The Reorganisation was accounted for as a reorganisation of the Group as a continuing operation and accordingly, the above financial information has been presented as if the current structure of the Group had been in existence throughout the years presented, rather than from the date on which the Reorganisation was completed.

Note 2. Since CACI, the predecessor of the Company, was incorporated in January 1997, no comparative financial information before 1997 is available.

Note 3. Earnings per share presented for the years ended December 31, 1997, 1998, 1999 and 2000 are calculated on the basis of 577 million shares outstanding as at December 31, 2000 without adjusting for the pro forma changes in the number of new shares that might have resulted from additional contributions from CACI over the years presented.

REVENUES


(RMB'000)
5.1%
38,362
14.7%
108,960
155,546
21.0%
439,119
59.2%
Electronic travel distribution
Airport passenger processing
Data communication services
Equipment sales and other

NET PROFIT


(RMB)
300,000
250,000
200,000
150,000
100,000
50,000
0
148,702
137,386
208,038
256,592
1997
1998
1999
2000

EARNINGS PER SHARE, BASIC AND DILUTED


(RMB)
0.5
0.4
0.3
0.2
0.1
0.0
0.26
0.24
0.36
0.44
1997
1998
1999
2000

TravelSky Technology Limited (the "**Company**" or, including its subsidiaries, the "**Group**") is the dominant provider of information technology solutions for China's air travel and tourism industries. The Company has been developing leading edge applications and services that address the needs of all industry participants- ranging from airlines, airports and non-air travel suppliers, to travel agencies, corporate travel customers, air travel consumers and cargo shippers - to conduct electronic transactions and manage travel-related information. The core businesses of the Company include:

- Electronic Travel Distribution ("**ETD**");
- Airport Passenger Processing ("**APP**");
- Air Cargo System ("**ACS**");
- Data network; and
- Internet-based travel platform.


中国航信二月七日香港联交所挂牌上市

The Company was incorporated in the People's Republic of China (the "**PRC**") on October 18, 2000, and has a controlling equity interest in each of Hainan Civil Aviation Cares Co., Ltd., Cares Shenzhen Co., Ltd., Cares Hubei Co., Ltd., Cares Chongqing Information Technology Co., Ltd., Aviation Cares of Yunnan Information Co., Ltd. and InfoSky Technology Co. Ltd. The Company also holds a significant equity interest in each of the following associated companies: Shanghai Civil Aviation East China Cares System Integration Co., Ltd., Shenyang Civil Aviation Cares of Northeast China, Ltd. and Aviation Cares of Southwest Chengdu, Ltd.

The Group had 675 employees as at December 31, 2000.

The H shares of the Company were listed on The Stock Exchange of Hong Kong Limited (the "**Stock Exchange**") on February 7, 2001. The current largest shareholder of the Company is the Civil Aviation Computer Information Centre ("**CACI**"), which holds an equity interest of 22.3 per cent. in the Company. 42.7 per cent. of the equity interest in the Company is held by twenty Chinese commercial airlines, including the three largest Chinese commercial airlines, namely, Southern Airlines (Group) Co., Eastern Air Group Co. and Air China. The remaining 35.0 per cent. equity interest in the Company is held by H share holders.

Directors

Yang Jun	Chairman of the Board of Directors, Executive Director (General Manager)
Huang Yuanchang	Executive Director (Vice General Manager)
Xiao Yinhong	Executive Director (Vice General Manager)
Li Xiaojun	Executive Director (Vice General Manager)
Ding Weiping	Executive Director (Joint Company Secretary)
Hu Yunqi	Vice Chairman of the Board of Directors, non-executive Director
Cao Jianxiong	Vice Chairman of the Board of Directors, non-executive Director
Zhang Xueren	Vice Chairman of the Board of Directors, non-executive Director
Liu Chunchi	Non-executive Director
Rong Gang	Non-executive Director
Feng Gang	Non-executive Director
Li Xiaoguang	Non-executive Director
Shi Dinghao	Non-executive Director
Wu Jiapei	Independent non-executive Director
Chow Kwok Wah, James	Independent non-executive Director

Supervisors

Du Hongying	Chairman of the Supervisory Committee
Chen Lihong	Supervisor
Wang Yongqiang	Supervisor
Jiang Mengdong	Supervisor
Song Jinxiang	Supervisor
Tan Xiaoxu	Supervisor
Zhang Xin	Supervisor
Wang Baoshu	Independent Supervisor

Joint Company Secretaries

Ding Weiping
Li Man Kit

Company's Website

www.travelsky.net

Auditors

Arthur Andersen & Co
Certified Public Accountants
21st Floor, Edinburgh Tower
The Landmark
15 Queen's Road
Central
Hong Kong

Legal Advisers to the Company

as to Hong Kong law:
Linklaters
10th Floor
Alexandra House
Chater Road
Central
Hong Kong

as to PRC law
Jingtian & Gongcheng
Floors 11 & 15, The Union Plaza
20 Chaoyangmenwai Dajie
Beijing 100020, PRC

Registered Address and Contact Details

TravelSky Technology Limited
No. 128
Zhichun Road
Haidian District
Beijing 100086, PRC

Telephone: (8610) 8401 9073 / 6254 8382
Facsimile: (8610) 8401 9340 / 6254 8402

Place of Business in Hong Kong

Room 3502, 35th Floor
China Resources Building
26 Harbour Road
Wanchai
Hong Kong

Place of Listing

The Stock Exchange of Hong Kong Limited

Stock Code: 696

Hong Kong Share Registrar and Transfer Office

Hong Kong Registrars Limited
2nd Floor
Vicwood Plaza
199 Des Voeux Road Central
Hong Kong

Shareholders can obtain a copy of this annual report on the website of the Company at "*www.travelsky.net*".

Directors

Chairman

Yang Jun, age 37, is the Chairman of the Board of Directors and the General Manager of the Company. He is a senior engineer. He graduated from the Graduate School of North-west Telecom Engineering University and received a master degree in computer science. Mr. Yang has 14 years' experience in China's IT industry. From January 1987 to July 1990, Mr. Yang worked as a software engineer in China National Software Corporation. He worked as Deputy General Manager and General Manager of the Development Department and Network Engineering Department of China National Software and Technical Services Corporation ("**CS&S**") respectively from July 1990 to September 1994, and then as Vice President of CS&S from October 1994 to August 1998. Mr. Yang was General Manager of CACI from August 1998 to August 2000.

Executive Directors

Huang Yuanchang, age 38, is an Executive Director and is a Vice General Manager of the Company. He is a senior engineer. Mr. Huang graduated from Nanjing Industrial University and has nearly 20 years' experience in management and technical support in China's aviation industry. From January 1989 to October 1995, Mr. Huang served as Deputy Director and Director of the Operation Centre of CACI. From October 1995 to May 1999, he was the Assistant to the General Manager of CACI. Mr. Huang was the Deputy General Manager of CACI from May 1999 to August 2000.

Xiao Yinhong, age 38, is an Executive Director and is a Vice General Manager of the Company. Mr. Xiao is a senior engineer. He graduated from Zhejiang University and has nearly 20 years' management and technical support experience in China's aviation industry. From July 1984 to October 1995, Mr. Xiao worked in the Computer Centre of CACI and from October 1988 served as Deputy Director and Director of the Computer Centre of CACI. From October 1995 to May 1999, he was the Assistant to the General Manager of CACI. Mr. Xiao was the Deputy General Manager of CACI from May 1999 to August 2000.

Li Xiaojun, age 44, is an Executive Director and a Vice General Manager of the Company. Ms. Li is a senior economist. She graduated from Renmin University of China, and has nearly 20 years' managing experience in China's aviation industry. From March 1983 to May 1988, Ms. Li worked in the Planning Department of the Beijing Bureau of CAAC. From May 1988 to December 1997, she worked as Vice Director and Director of the Planning Department of Air China. Ms. Li was Director of the Human Resources Department of CAAC from December 1997 to August 2000.

Ding Weiping, age 49, is an Executive Director and the Company Secretary of the Company. He graduated from Beijing Industry Technology University, and has over 20 years' management experience in China's aviation industry. From December 1979 to May 1984, Mr. Ding worked for CAAC. From May 1984 to July 1999, he worked for CACI and from October 1997 to August 2000 served as Deputy Director and then Vice Chief Engineer of CACI. Mr. Ding was also the head of Planning Department of CACI since March 1998. From July 1999 to August 2000, he served as the Officer in charge of the Corporate Restructuring Department of CACI.

Non-executive Directors

Hu Yunqi, age 60, is one of the Vice Chairmen of the Board of Directors. He is a senior engineer. Mr. Hu is a university graduate, and has almost 30 years' management experience in China's civil aviation industry. From September 1963 to August 1992, Mr. Hu served as Technician, Technical Consultant and Vice Chief Engineer of the Guangzhou Bureau of CAAC. He worked as a Deputy General Manager of China Southern Airlines (Group) Corporation from August 1992 to May 1998. Mr. Hu has been Vice President of China Southern Airlines (Group) Corporation since May 1998.

Cao Jianxiong, age 41, is one of the Vice Chairmen of the Board of Directors. Mr. Cao is an economist. He has a post graduate qualification and has nearly 20 years' experience in China's civil aviation industry. From December 1982 to December 1987, Mr. Cao was the Assistant to Labour Department of Shanghai Bureau of CAAC. He worked as Personnel Section Chief Officer of China Eastern Airlines and then as General Manager of China Eastern Airlines Development Company and China Eastern Airlines Futures Company from December 1987 to March 1996. From March 1996 to December 1996, Mr. Cao worked as Assistant to the General Manager of China Eastern Airlines and from December 1996 to December 1999, Mr. Cao served as Deputy General Manager and Financial Controller of China Eastern Airlines Corporation. Mr. Cao has been Vice President of Eastern Airlines (Group) Corporation since December 1999.

Zhang Xueren, age 47, is one of the Vice Chairmen of the Board of Directors. Mr. Zhang is a senior economist. Mr. Zhang graduated form Sichuan Foreign Languages University, and has almost 25 years' experience in China's aviation industry. From March 1979 to July 1982, Mr. Zhang worked as Commercial Officer of Teheran Office of CAAC. He returned to Beijing in 1982 as Deputy Director of International Freight Department of Beijing Bureau of CAAC ad served in that post until January 1990. From January 1990 to April 1998, he served as the Manager of In-Freight Department of Air China Corporation, and from April 1998 to December 1998, he worked as General Manager of Tianjin Branch of Air China Corporation. Mr. Zhang has been the Vice President of Air China since December 1998.

Liu Chunchi, age 57, is one of the Directors. Mr. Liu is a senior economist. Mr. Liu graduated from Aviation Mechanical Engineering College, and has 32 years' experience in China's aviation industry. From July 1968 to April 1998, Mr. Liu worked for Organisation Division of the Beijing Bureau of CAAC. From April 1988 to November 1991, he worked as Deputy Director and then Director of the Organisation Department of Air China. He served as Deputy General Manager of Xinjiang Airlines, and as director of the Management Bureau of CAAC's Urumqi Bureau. Mr. Liu has been the Deputy General Manager of CACI since October 1998 to August 2000. Mr. Liu is currently the President of CACI.

Rong Gang, age 38, is one of the Directors. Mr. Rong is a senior engineer. He graduated from Chongqing University, and has nearly 20 years' experience in China's aviation industry. From August 1983 to May 1996, Mr. Rong worked for CACI. From May 1996 to May 1999, he worked for CAAC. Mr. Rong has been the Deputy General Manager of CACI since May 1999.

Feng Gang, age 37, is one of the Directors. Mr. Feng is an economist. He graduated from Sichuan University, and has 16 years' experience in China's aviation industry. From October 1987 to March 1992, Mr. Feng worked as Co-ordinator and Deputy Manager of Southwest Aviation Corporation. From March 1992 to July 1994, he worked as General Manager of Sichuan Feiying Aviation Development Corporation. From July 1994 to March 1995, he worked as Deputy Manager of the Marketing Department of Southwest Airlines and from March 1995 to October 1995, he worked as Manager of the affiliated cargo company of Southwest Airlines. Mr. Feng has been the Deputy Manager of Southwest Airlines since October 1995.

Li Xiaoguang, age 41, is one of the Directors. He graduated from Tianjin Civil Aviation College, and has 18 years' management and mechanic experience in China's aviation industry. From July 1982 to October 1992, Mr. Li worked as an engineer, Deputy Head and then Head of the technology department of the Civil Aviation Maintenance Factory of China Northern Airlines. From October 1992 to October 1998, he worked as Vice Chief Engineer of China Northern Airlines. Mr. Li has been the Chief Engineer of China Northern Airlines since October 1998.

Shi Dinghao, age 49, is one of the Directors. He graduated from Beijing University of Aeronautics and Astronautics, and has 19 years' management and mechanic experience in China's aviation industry. From December 1976 to April 1980, Mr. Shi worked as a mechanic for the Beijing Bureau of CAAC. From April 1980 to August 1990, he worked as a mechanic and Plant Manager of the Civil Aviation Maintenance Factory of China Northern Airlines. Mr. Shi has been the Deputy General Manager of China Northwest Airlines since August 1994.

Independent Non-executive Directors

Wu Jiapei, age 69, is a leading economist in China. Between 1955 to 1986, Mr. Wu worked as a researcher at the Economics Institute of Chinese Academy of Sciences and then as a senior fellow and director of the Quantitative Economics and Technological Economics of Chinese Academy of Social Sciences. From 1987 to 1998, Mr. Wu worked at the State Information Centre as a Chief Economist, Vice President, and Chairman of Experts Committee, Mr. Wu had worked abroad as a visiting scholar and visiting professor in U.S. and Japan. Mr. Wu is now the Vice President of Chinese Information Industry Association and part-time professor at over 20 universities in China. Mr. Wu is a member of the Appraisal Task Force for Applied Economics Disciplines of the Academic Degree Committee of the State Council. Mr. Wu has published over 20 books on economics.

Chow Kwok Wah, James, age 55, Mr. Chow has extensive experience in different industries including industries of engineering, metal trading, property development and hotel management. Currently, he is a director of Consco Metals & Engineering Co. Ltd, Smooth Runner Company Limited, Constal Company Ltd., and Cindic Holdings Limited.

Supervisors

Du Hongying, age 41, is the Chairman of the Company's Supervisory Committee. Ms. Du is a senior accountant. She graduated from Xiamen University and has 15 years' accounting and financing experience in China's aviation industry. From August 1982 to January 1985, Ms. Du worked as a teacher at Tianjin Civil Aviation College of China. Ms. Du jointed Xiamen Airlines in January 1985 and served as finance officer and then, from 1999, as the Deputy General Manager of the Planning and Finance Department of Xiamen Airlines from 1999.

Chen Lihong, age 37, is a Supervisor. Mr. Chen is a senior accountant and a college graduate. He has nearly 15 years' accounting and management experience in China's aviation industry. From January 1981 to August 1990, Mr. Chen worked as Technician of Xinjiang Qitai Agriculture Machinery Repair and Manufacture Factory and then worked as Auditor of the Audit Bureau of Qitai Xinjiang. He worked as Assistant Accountant of the Ministry of Finance from August 1990 to January 1993. Mr. Chen has been the Deputy Director of the Finance Department of Xinjiang Airlines since January 1993.

Wang Yongqiang, age 30, is a Supervisor. He graduated from China Civil Aviation University, and has nearly 10 years' experience in China's aviation industry. From July 1992 to June 1995, Mr. Wang worked as an Engineer with China Xinhua Airlines. From June 1995 to October 1997, Mr. Wang worked as an Engineer, Project Manager and Interpreter for Hainan Airlines. From March 1997 to August 1997, Mr. Wang attended training courses on high level management in the aviation industry in Germany. Mr. Wang has been a chief officer of the computer centre and an administration manager for Hainan Airlines since October 1997.

Jiang Mengdong, age 35, is a Supervisor. Mr. Jiang is an engineer. He graduated from Nanjing Industry University, and has more than 15 years' experience in China's aviation industry. From August 1984 to January 1999, Mr. Jiang worked in the Yunnan Bureau of CAAC. Mr. Jiang has been a Deputy Manager of the Computer Centre of Yunnan Airlines since January 1999.

Song Jinxiang, age 52, is a Supervisor and the Deputy Chief Economist of the Company. He graduated from Beijing University of Aeronautics and Astronautics, and has almost 20 years' management experience in China's aviation industry. From December 1976 to September 1981, Mr. Song worked as a technician for CAAC. From September 1981 to July 1999, he worked as Deputy Director and then Director of the Business Planning Department of CACI. Mr. Song was the Deputy Chief Economist of CACI from July 1999 to August 2000.

Tan Xiaoxu, age 54, is a Supervisor and a senior officer of the Company. Mr. Tan is a senior engineer. He graduated from the Military Foreign Language College, and has 20 years' technical support experience in China's aviation industry. From April 1973 to October 1975, Mr. Tan worked as a technician in Beijing Military Region. From October 1975 to November 1980, he worked as a sales representative at the Beijing Bureau of CAAC. From November 1980 to July 1999, he worked as a technician, and then as Manager of the applied technology department of CACI. Mr. Tan was the senior officer of CACI from July 1999 to August 2000.

Zhang Xin, age 38, is a Supervisor and a senior workman of the Company. Mr. Zhang has 20 years' technical experience in China's aviation industry. From October 1981 to December 1988, Mr. Zhang worked as a graphic designer for CAAC. From December 1988 to November 1994, Mr. Zhang worked as workman for CACI. From November 1994 to August 2000, Mr. Zhang was working as senior workman for CACI.

Wang Baoshu, age 59, is an independent Supervisor. He graduated from the Beijing Institute of Law and Politics in 1964, and is a professor in commercial and economic law. From September, 1964 until May, 1969, Mr. Wang worked in the National Beijing City Committee Research Centre. From 1971 to 1979, he worked at the office of the Beijing City Organisation for Agricultural Policy. Mr. Wang was Vice Dean of the Law Faculty of the National Institute of Social Sciences between February, 1979 and June, 1998. Since June 1998, Mr. Wang has been a professor of law at Qinghua University. He also lectures in law at other universities including Nanjing University and Fudan University. Mr. Wang is Deputy Chairman of the Beijing Arbitration Committee and the Beijing Consulting Committee for Fair Competition.

Company Secretaries

Ding Weiping is also an Executive Director of the Company.

Li Man Kit, age 44, is the Company Joint Secretary. Mr. Li graduated from University of East Asia, Macau in business administration and also holds both a bachelor degree in Chinese laws and a master degree in international law of Peking University. He is an associate member of the Institute of Chartered Secretaries and Administrators, UK and the Hong Kong Institute of Chartered Secretaries. Mr. Li has many years' experience in para-legal, administrative and company secretarial work with Hong Kong listed companies and has been in charge of the corporate section with leading professional firms for over 15 years.

The year 2000 was a very extraordinary year in the history of development of the Company. With a view to addressing the increasing demand for information technology solutions arising from the accelerated development of the air travel and tourism industry in China, and to reforming the corporate organisational and management structure of the business so as to increase corporate operational efficiency, the Company was incorporated in October 2000 by the Civil Aviation Computer Information Centre (CACI) and twenty Chinese commercial airlines. Significant efforts were made in 2000 to prepare for the listing of the Company's H shares, which culminated in the successful listing of such shares on The Stock Exchange of Hong Kong Limited on February 7, 2001.

Investor response to the Company's initial public offering was very positive, and the Company raised a total of approximately HK$1.3 billion from the offering. The solid support from the market has been a strong endorsement of the Company's businesses, which has been very encouraging to both the management and employees of the Company.

TravelSky has developed a business model that leverages its leading edge technology and unique market position. Its core businesses are directed at critical segments of China's air travel and tourism industries.

Operational Performance for 2000

As a dominant supplier of information technology solutions for the air travel and tourism industry in China, the Company has maintained steady growth in its various businesses in 2000. The Company's electronic travel distribution (ETD) system processed 70.7 million bookings for flights on Chinese commercial airlines, or 97 per cent. of the total bookings for flights on Chinese commercial airlines. This was a 11.1 per cent. increase over the same period in 1999. Bookings using the Company's systems on foreign and regional airlines amounted to 2.8 million, or 70 per cent. of the total bookings for foreign and regional airlines in China. This was a 35.8 per cent. increase over the same period in 1999.

1 Financial information presented in this "Chairman's Statement" has been extracted from the consolidated financial statements of the Group presented elsewhere in this annual report. Such consolidated financial statements and the operating data presented in this "Chairman's Statement" have been prepared on the basis that the current structure of the Group had been in existence throughout the two years ended December 31, 2000.

The Company's airport passenger processing (APP) system processed an outgoing passenger volume of 33.5 million, accounting for 47 per cent. of the total outgoing passengers handled by domestic airports and representing a 48.7 per cent. increase over the same period in 1999. The Company's air cargo system (ACS) processed a total of 2.2 million airway-bills, representing an increase of 22.6 per cent. over the previous year.

These figures firmly establish the Company as the leading provider of information technology solutions for the air travel and tourism industries in China. To build on its strong operational performance for 2000, the Company has designated ETD as the cornerstone of its business development plans, with the APP business as the primary support business division and supplemented by accelerated development in new business areas such as ACS, data network and Internet-based travel platform as well as IT solutions for non-aviation businesses such as car rentals and hotel reservations.



Financial Performance for 2000



The financial results of the Group in 2000 have been very encouraging. For the year ended December 31, 2000, the Group's total revenue was RMB742.0 million, which represents a 22.9 per cent. increase over 1999. Earnings before interest, tax, depreciation and amortisation (EBITDA) were RMB453.0 million, an increase of 12.1 per cent. over 1999. Net profit was RMB256.6 million, which represents a rise of 23.3 per cent. over 1999.

Revenues from ETD amounted to RMB439.1 million, an increase of 22.4 per cent. over the same period in 1999, split between a ratio of 84:16 for domestic ETD revenues and foreign or regional ETD revenues, respectively. This compares with a 87:13 ratio for ETD revenues in 1999.

Revenues from APP amounted to RMB155.5 million, an increase of 58.4 per cent. over the same period in 1999. Revenues from data network services amounted to RMB109.0 million, an increase of 9.1 per cent. over 1999. Combined revenues from ACS and Internet-based travel platform services amounted to RMB8.7 million, an increase of 57.9 per cent. over 1999.



The Year 2000 In Retrospect

In 2000, the air travel industry in China maintained its steady growth. In addition to handling the increasing demand for bookings on Chinese commercial flights, which tracked the increase in total volume of civil aviation transportation in China, the Company's ETD system also handled a rapid increase in the number of bookings for flights on foreign and regional airlines in China.

New ETD products and technologies, such as Net Fare Display, Code-Share technology, electronic ticketing, Advance Seats Reservation, transmission control protocol/Internet protocol (TCP/IP) based PC products, e-Term, AirManager and HotelAccess were introduced and made available on a wide scale to customers, including airlines, travel service companies and travel agencies. The technical services department of the Company also successfully bridged the connection between its host systems and open platforms such as Microsoft Windows NT and UNIX.



The Company has completed the implementation of the Billing Settlement Plan, or BSP system, in China. This move is in accordance with a directive of the Civil Aviation Administration of China (CAAC) that commencing from 1 January 2001, all travel agencies and commercial airlines in China had to adopt the BSP system for issuing air tickets in China. BSP is a necessary step forward for the travel industry in China as it enables tickets to be printed in Chinese or English by the ETD system of the Company, and it brings the procedure for issuing air tickets in China in line with international standards.

For its APP business, the Company entered into new agreements for the construction of APP Front Terminal Systems in eight airports (including Guilin airport and Hangzhou airport). These agreements, when fully implemented in 2001, will bring the total number of domestic and international airports using the Company's APP to 37. The Company also continued to improve the utilisation of APP by airports which have already installed the APP system.

For its data network business, the Company continued its ongoing programme of upgrading its network infrastructure. Currently, approximately 70 per cent. of all the nodes within the network infrastructure have been upgraded to a TCP/IP platform. The entire communication network of the Group has been converted to a Digital Data Network (DDN) platform. The business division of the Company also completed the construction of a centralised network management system.

Aside from investment in core businesses, the Company has also been exploring new business areas. The Company's ACS business increased the number of customers using its automated cargo processing system from 2 companies in 1999 to 12 companies by December 31, 2000. Also in 2000, the Company took over the participation of CACI in an air cargo business joint venture, InfoSky Technology Company Limited (InfoSky), which was originally formed between CACI and a subsidiary of Societe Internationale de Telecommunications Aeronautiques S.C. (SITA). InfoSky commenced formal operations on January 1, 2001. It is expected that InfoSky will account for approximately 60 per cent. of air cargo processing in China.



The Company's other new business, the Internet-based delivery platform "e-Term", featuring travel service products, provided services to more than 500 customers from different countries in the Asia Pacific region. This new solution complemented the Company's venture into non-aviation tourism businesses. Over the course of 2000, the Company entered into product and service sales agreements with three hotel groups (including the Starwood chain) and three insurance companies (including China People's Life Insurance Company).

To better service its customers, which are located all over Mainland China, the Company established new local distribution centres (LDCs) in Inner Mongolia, and, together with Yunnan Airlines, jointly established Aviation Cares of Yunnan Information Company Limited as an LDC in Yunnan. These moves are expected to further improve the customer and market-oriented business model of the Company.

For a company as heavily dependent on technology for servicing its customers as the Company, no discussion of 2000 would be complete without an analysis of systems reliability for the Company's various business divisions. In this aspect, the Company is proud to report that the 2000 utilisation ratios of the Company's ICS, CRS, APP and ACS mainframe systems were 99.99 per cent., 99.99 per cent., 99.94 per cent. and 99.98 per cent., respectively. At the same time, the Company completed the construction and upgrading of an ETD mainframe back-up system and also transferred and upgraded the APP system, thereby greatly improving their performance and operating efficiency.

Looking Ahead for 2001

The demand for information technology solutions by the air travel and tourism industries in China continues to increase and industry participants are placing further reliance on information technology providers, such as the Company, for access to accurate and up-to-date data in order to conduct their businesses.

In 2001, the Company will further enhance its position as the dominant information technology provider for China's air travel and tourism industries by accelerating the construction of its new generation ETD (in accordance with a five-year framework) and the promotion of its APP business. The Company also intends to continue developing leading application products and services, uniquely adapted for local conditions, in order to satisfy the demand for advanced information technology by the rapidly developing air travel and tourism industries in China. The high expectations of the Company's customers will be addressed by committing the Company to a programme of capital investment, introducing advanced technologies, enhancing corporate management, promoting efficiency and improving customer service.

The dominant position of the Company in the provision of information technology solutions to the air travel and tourism industries in China over the past 15 years is expected to stand the Company in good stead as it extends the Company's services to new business areas. These include arrangements to provide IT solutions to service providers such as car rental companies, hoteliers, non-air travel suppliers and online distributors. The Company is further committed to enhancing and adapting existing and newly-developed IT solutions through integration with Internet technology, providing easier customer access to the Company's core ETD solutions.

In line with its new status as a listed company, the Company will continue to improve its focus on its market servicing system whereby training, operations and services are integrated, in order to further improve the quality of its services by adhering to the principle of "market orientation focusing on customers". With the assistance of professional management advisers, the Company intends to implement a new organisational structure in order to improve internal working processes, establish a performance evaluation system, strengthen the Company's incentive and control mechanism, thereby enhancing the operating efficiency of the Company.

Building on its strategic alliance in November 2000 with world-class travel distribution and electronic data network companies, including Sabre, Amadeus and SITA, and the relationship with the Company's corporate investor, Cathay Pacific, the Company will actively pursue co-operation in various forms with these companies in the areas of product research and development, personnel training and exchange of management and operational experience. The Company is well-positioned to take advantage of new opportunities arising from China's entry into the World Trade Organisation. The Company will also take advantage of the reform of China's aviation system and advancements in the information technology industry to explore strategic opportunities to purchase or invest in other businesses related to the Company's core activities.

I would like to extend my sincere thanks to shareholders and investors, the Board of Directors and all staff and employees for their loyal support. I believe that the implementation of the Company's long-term development strategies will strengthen the Company's leading position as an information technology provider for China's air travel and tourism industries and will bring satisfactory returns to all shareholders.

Chairman
April 11, 2001



BUSINESS REVIEW[1]

The Company is the dominant provider of information technology solutions for China's air travel and tourism industries. The Company is the dominant provider of inventory management solutions for Chinese commercial airlines and the market leader in the distribution of the products and services of Chinese commercial airlines to domestic travel agencies, ticketing offices and consumers. The Company has been developing leading edge applications and services that address the needs of all industry participants - ranging from airlines, airports and non-air travel suppliers, to travel agencies, corporate travel customers, air travel consumers and cargo shippers, and to allow them to conduct electronic transactions and manage travel-related information. The core businesses of the Company include:

- Electronic Travel Distribution;
- Airport Passenger Processing;
- Air Cargo System;
- Data network; and
- Internet-based travel platform.

1 The operating data presented in this "Business Review" section have been prepared on the basis that the current structure of the Group had been in existence throughout the two years ended December 31, 2000.



Electronic Travel Distribution System





The Company's ETD system provides inventory management and flight reservation functionality for all 25 Chinese commercial airlines, as well as Macau Airlines. The Company's ETD system also provides direct access to approximately 2,000 hotels, one major car rental company, two large tour operators and three travel insurance companies. In 2000, the Company's ETD system processed approximately 70.7 million bookings on Chinese commercial airlines, which represents an increase of 11.1 per cent. from 1999 and approximately 97 per cent. of the total air passenger traffic on Chinese commercial airlines in 2000. In addition, the Company processed approximately 2.8 million bookings on foreign and regional airlines in 2000, which represents an increase of 35.8 per cent. from the previous year. The Company's ETD solutions are based on two critical, interconnected systems, namely the Inventory Control System and the Computer Reservation System.



Inventory Control System ("ICS")

The Company's ICS is a comprehensive back-end management system that airlines use to manage inventory, track customer records, control space allocations, maintain and analyse critical data, as well as to support business decisions. The ICS of the Company allows its airline customers to manage their inventory and passenger data processing, and provides electronic travel distribution solutions to allow travel agencies to distribute the products and services of travel suppliers. Services and solutions provided by the ICS include frequent flyer management, partner airline code-sharing, electronic ticketing and yield management analysis. All 25 Chinese commercial airlines and Macau Airlines rely on the Company's ICS for reservation management as well as bookings, scheduling and fare information on their flights. In addition to airlines, the Company's ICS has the capacity to provide inventory control functions and management services for other travel suppliers, including tour operators, railroads and cruise lines. Host-to-host links, made in accordance with the data exchange standard of the International Air Transport Association (IATA), connect the Company's ICS with eight international GDSs, allowing foreign and regional subscribers or travel agencies to directly book reservations on Chinese commercial airlines.



Computer Reservation System ("CRS")



The Company's CRS is a sales distribution platform that enables its travel supplier customers to expand the reach of their products and provides travel agencies and consumers access, either directly or indirectly, to a wide array of travel-related products and services throughout the world. The Company's CRS allows Chinese commercial airlines, along with other travel providers, to access data on the Company's ICS and distribute their products and booking services to travel service companies, travel agencies and consumers. Subscribers can make bookings on all 25 Chinese commercial airlines through their computer terminals which can access the Company's CRS and ICS, either through the Company's data network or the e-Term product offered by the Company over the Internet. In order to expand the global distribution functionality of the travel services and solutions, the Company has linked its CRS to eight international GDSs and the inventory control systems of foreign and regional airlines, enabling Chinese travel agencies to make reservations on approximately 400 foreign and regional air carriers around the world. All of China's travel agencies, totalling over 5,000 in over 6,000 locations, as well as airline ticketing offices and other subscribers, connect to the Company's CRS through over 28,000 user terminals in 300 cities in China and 80 foreign cities around the world. Over 500 foreign and regional travel agencies, mostly in Asia, subscribe to the Company's CRS.



The Company's CRS is the leading distribution platform of travel-related products in China, and the Company is the only CRS provider in China that provides IATA-approved BSP ticketing services. Initially established by IATA, the BSP system connects airlines, travel agencies, data processing centres and settlement banks, enabling participating airlines and travel agencies to issue standardised BSP tickets to their customers and periodically settle payments automatically through a central clearing bank. As at December 31, 2000, the Company has installed 5,332 BSP ticket machines for 3,990 users in China. This move is in accordance with a directive of the Civil Aviation Administration of China that commencing from January 1, 2001, all travel agencies and commercial airlines in China had to cease issuing hand-written tickets and to adopt the automated BSP system for issuing air tickets in China.

Airport Passenger Processing System

The Company's APP system is designed to increase an airline's level of customer service for ground handling and processing efficiency. The broad reach of the APP system in airports in China allows an airline to electronically aggregate all of its data from different airports and facilitates code-sharing, through-route check-in and passenger transfers for partner airlines. The Company is currently the largest provider of APP services in the PRC, with its APP system being used by all 25 Chinese commercial airlines as well as Macau Airlines in 24 major domestic airports, the airports in Hong Kong and Macau and three foreign airports.

In 2000, the Company's APP system processed approximately 33.5 million passenger departures from these airports, which represents an increase of 48.7 per cent. from 1999.



Air Cargo System

The Company is a leading provider of automated air cargo system in China. The Company's centralised real-time ACS is currently used by four airlines and eight airports in China. In 2000, the Company processed approximately 2.2 million cargo airway bills in China, which represents an increase of 22.6 per cent. from 1999. The Company expects to pursue its air cargo business in China with a subsidiary of Societe Internationale de Telecommunications Aeronautiques S.C. ("SITA") (being one of the strategic investors in the Company) by way of a sino-foreign joint venture company, InfoSky Technology Company Limited ("InfoSky"). InfoSky officially commenced operations on January 1, 2001.

Data Network Services



The Company owns and operates the largest real-time commercial data network for the civil aviation industry in China. The Company delivers its ICS, CRS, APP and ACS services through its nation-wide data network. In 2000, the Company established a new local distribution centre (LDC) in Inner Mongolia, and together with Yunnan Airlines, established another LDC in Yunnan, for the purpose of distributing the Company's products and providing services. These moves are expected to further improve the customer and market-oriented business model of the Company. The Company's data network supports approximately 28,000 user terminals, and covers approximately 300 cities in China. By linking directly with SITA's network, the coverage of the network is expanded to 80 additional cities around the world. In 2000, the Company continued its ongoing programme of upgrading its network infrastructure and completed the upgrade of approximately 70 per cent. of the nodes to an open transmission control protocol/Internet protocol (TCP/IP) platform. The rest of the nodes are expected to be upgraded in 2001. The entire communication network of the Company has also been converted to a Digital Data Network (DDN) platform. The Company also completed the construction of a centralised network management system.

Internet-based Travel Platform

The Company has, by leveraging its core ETD system, APP system, data network and ACS and utilising Internet technology, developed an Internet-based travel platform to enhance its existing offerings, expand its distribution channels and provide comprehensive information technology solutions to the air travel and tourism industries in China. The Company has entered into a business co-operation agreement with CACI to develop the latter's commercial website, travelsky.com, as an alternative distribution channel for the products and services of its travel supplier customers. Through travelsky.com, the Company provides direct access to its ETD systems and allows individual consumers to schedule and book reservations. An approximate total of 210,000 tickets were booked online during 2000. The Company's Internet-based travel platform consists of two offerings: Internet-based applications (including the e-Term product) and application services provider (ASP) offerings and web-hosting solutions. By integrating new Internet technology into its offerings to expand its distribution channels, the Company has developed wireless application solutions for offering real time travel information and reservations to its customers through wireless application protocol (WAP) enabled cellular phones or personal digital assistant (PDA) devices.



Business Strategies and Forecast

The Company's objectives are to maintain its position as the dominant information technology provider for China's air travel and tourism industries and to expand its services and applications into complementary areas. As the Company generates revenues from each boarding passenger on Chinese commercial airlines, the Company believes that it is uniquely positioned to benefit from the expected high growth of air travel and tourism in China and the growth of the Chinese economy. In order to capitalise on these opportunities, the Company is offering leading edge services and solutions to its customers by developing advanced technologies in China and adopting international best practice standards in IT in the global travel and tourism industries.

It is estimated that the Company's APP system is currently being used for only 47 per cent. of passenger departures on Chinese commercial airlines from domestic airports. The remaining 53 per cent. of departures remain processed manually. As the Company believes that there are significant growth opportunities for expanding the usage of its APP system, the Company plans to devote significant efforts to promote the increased usage of its APP system at those airports which are already using the APP system and to promote its adoption by more airports in China. The Company also plans to expand and upgrade its data network in anticipation of increased usage of its data network services by the air travel and tourism industries and, subject to applicable laws and obtaining required approvals, by other travel-related industries.

In the near term, the Company will focus on further developing its capability in providing ETD services. The Company has developed a plan to build a new generation ETD system to pursue new growth opportunities in non-aviation travel and tourism industries by proactively adopting network-based Internet-compatible technologies. With such a goal in mind, the Company intends to leverage its database and core systems and its relationship with CACI's travelsky.com to further develop its Internet-based travel platform services and expand the distribution of its core products and services over the Internet. The Company has a five-year option to purchase the business of travelsky.com from CACI if and when PRC law permits it to do so. Through integration with its core systems and infrastructure, the Company plans to provide browser-based front-end solutions and to facilitate real-time transactions in the travel industry in China.

As Chinese commercial airlines increase their focus on customer-relationship management and operational efficiency, the Company also plans to expand its data warehousing and decision support services to maximise the value in its unique database and to capture new growth opportunities. The Company also plans, through its InfoSky joint venture, to capitalise on growth opportunities for the Company's ACS business from increased volumes of air cargo in China, in line with the continued growth of the Chinese domestic economy and the anticipated positive impact of China's imminent entry into the World Trade Organisation. Strategic acquisitions of or investments in businesses that would strengthen or complement the Company's existing businesses will also be considered on a timely basis by the Company's management. The Company is also exploring opportunities for strategic co-operation with international and regional leaders to pursue other growth opportunities with the aim of expanding its markets and services.

MANAGEMENTS' DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the financial information of the Group included in the financial statements (together with the notes thereto) included elsewhere in this annual report. The financial statements have been prepared in accordance with International Accounting Standards ("IAS"). The selected historical results as discussed herein is not a prediction of the future business operations of the Group.

Overview

In the year ended December 31, 2000 ("Year 2000"), profit before taxation of the Group was approximately RMB353.1 million, representing an increase of 12.1 per cent. over the year ended December 31, 1999 ("Year 1999"). EBITDA was approximately RMB453.0 million, representing an increase of 12.1 per cent. over Year 1999. Net profit was approximately RMB256.6 million, representing an increase of 23.3 per cent. over the previous year. The increase in profitability of the Group was mainly due to the growth of the Group's businesses, especially in the ETD and APP sectors.



Basic and diluted earnings per share of the Company in Year 2000 was approximately RMB0.44.

Total revenues

The total revenues of the Group for Year 2000 were RMB742.0 million, an increase of approximately RMB138.3 million, or approximately 22.9 per cent., from RMB603.7 million Year 1999. The increase resulted principally from growth in the businesses of the Group and usage of the Group's services, which can be attributed to the growth of the PRC economy and the PRC air travel and tourism industries. The increase in total revenues reflected the following:

1 Financial information presented in this "Financial Review" section has been extracted from the consolidated financial statements of the Group presented elsewhere in this annual report. Such consolidated financial statements have been prepared on the basis that the current structure of the Group had been in existence throughout the two years ended December 31, 2000.

- ETD revenues represented 59.2 per cent. of the total revenues of the Group in Year 2000 as compared to 59.4 per cent. in Year 1999. ETD revenues increased by 22.4 per cent. to RMB439.1 million in Year 2000 from RMB358.8 million in Year 1999. The increase resulted primarily from increased volume in the usage of ETD services, due to the growth of the PRC economy and the PRC air travel and tourism industries, as well as increased usage of ETD services by foreign and regional airlines.

- APP revenues represented 21.0 per cent. of the Group's total revenues in Year 2000 as compared to 16.3 per cent. in Year 1999. APP revenues increased by 58.4 per cent. to RMB155.5 million in Year 2000 from RMB98.2 million in Year 1999. The increase resulted primarily from increased volume in the sales of APP services to new airports adopting APP services during 1999 which was not fully reflected in the revenues for Year 1999 and new airports adopting APP services during Year 2000, as well as increased usage of APP services by existing customers of the Group.



- Data network revenues represented 14.7 per cent. of the Group's total revenues in Year 2000 as compared to 16.5 per cent. in Year 1999. Data network revenues increased by 9.1 per cent. to RMB109.0 million in Year 2000 from RMB99.9 million in Year 1999. The increase in data network revenues resulted from the growth in the number of travel suppliers and travel agencies connected to the systems of the Group and the expansion of the Group's businesses through newly established LDCs.

- Equipment sales and other revenues declined by 18.0 per cent. to RMB38.4 million in Year 2000 from RMB46.8 million in Year 1999. The decline principally reflected a substantial decline in sales of equipment, APP contract revenues, one-off initiation and installation fees for connections to the Group's ICS and BSP, offset to an extent by an increase in browser access fees for the Group's Internet-based travel platform services.





Net revenues

Net revenues increased by 22.8 per cent. to RMB717.3 million in Year 2000 from RMB584.3 million in Year 1999.

Operating expenses

Total operating expenses for Year 2000 were RMB369.8 million, an increase of RMB100.8 million, or 37.5 per cent., from RMB269.0 million in Year 1999. The increase in operating expenses of 37.5 per cent. was more than the percentage increase in total revenues of 22.9 per cent. due to the build up of the Group's new generation ETD system and the expansion of its operations to support the growth of the Group's businesses. The increase in operating expenses also reflected the following:

- depreciation increased by 18.9 per cent. primarily due to the purchase of a new mainframe computer as part of the Group's ETD business strategy in early 2000;



- total cost of network usage increased by 57.4 per cent. due to the increased volume of network usage to support the growth of the Group's ETD and APP businesses;
- operating lease rentals increased by 68.8 per cent. due to a lease for the new corporate headquarters of the Company, which commenced in late 1999;
- technical support services increased substantially by 180.4 per cent. due to additional technical support expenses associated with the development of the new generation ETD system of the Group;



- repairs and maintenance increased by 66.5 per cent. due to the signing of new agreements with Unisys and IBM for additional services to improve the Group's ETD and ACS operations;

- commission and promotional expenses increased by 49.6 per cent. due to the growth in new APP customers and the success of the Group's APP promotional programmes, which resulted in the payment of additional revenue-based commissions to airports for promoting the APP services of the Group;

As a result of the above changes in net revenues and operating expenses, the operating profit of the Group increased by RMB32.1 million, or 10.2 per cent., to RMB347.4 million in Year 2000 from RMB315.3 million in Year 1999.

Net financial income

Net financial income was RMB4.9 million in Year 2000 compared to net financial charges of RMB1.0 million in Year 1999. The principal reason for this improvement was a substantial decline in interest expense to RMB47,000 in Year 2000 from RMB4.4 million in Year 1999. This was due to the repayment of substantially all of the Company's bank loans during the first quarter of 1999.

Taxation

Taxation decreased by 9.2 per cent. to RMB94.2 million in Year 2000 from RMB103.7 million in Year 1999 as the Company was granted certain tax benefits arising from its establishment in Zhongguancun Haidian Science Park as a new technology enterprise, which in accordance with relevant PRC laws entitles the Company to certain tax reliefs. On February 20, 2001, the Company obtained a tax exemption approval from the relevant authority, the effect of which is that the Company will not be subject to any enterprise income tax for the period from October 1, 2000 to December 31, 2002. The Company effectively paid a 33 per cent. income tax for the first ten months of Year 2000 and no income tax for the remaining two months of Year 2000.

Minority Interest

Minority interest decreased by 27.8 per cent. to RMB2.3 million in Year 2000 from RMB3.2 million in Year 1999 primarily because approximately RMB1.3 million of the total revaluation deficit of RMB2.7 million on buildings of a subsidiary was attributable to the minority shareholders.

Net Profit

As a result of the above factors, the Group's net profit increased by RMB48.6 million, or 23.3 per cent., to RMB256.6 million in Year 2000 from RMB208.0 million in Year 1999.

Special Dividend

The Company was registered and incorporated in the PRC on October 18, 2000. The then existing shareholders of the Company passed a resolution on October 18, 2000 to pay a special dividend in an amount equal to the lesser of (i) the distributable profits under PRC generally accepted accounting principles of the Group for the period from April 1, 2000 to December 31, 2000; and (ii) 10 per cent. of the net proceeds of the Company's initial public offering (the "Offering"). The payment of the special dividend will be funded from the Company's existing cash resources. The holders of the H shares are not entitled to this special dividend. The special dividend determined pursuant to such resolution amounted to approximately RMB124.1 million, which is approximately RMB2 million less than 10 per cent. of the net proceeds of the Offering. CACI was obligated to pay the shortfall and was entitled to seek repayment from those parties who were shareholders immediately prior to the Offering on a pro rata basis within two years. Other than the special dividend as mentioned above, the Company has not declared or paid any dividend since its incorporation, and will not declare any other dividend for Year 2000.



Net Cash Flows

The following table summarises the cash flows of the Group for the years presented:

	Year Ended December 31,	
	1999	2000
	(RMB in millions)	
Net cash inflows from operating activities	367.2	414.1
Net cash used in investing activities	(140.2)	(67.3)
Net cash (used in) provided by financing activities	(569.9)	74.9
Net (decrease) increase in cash and cash equivalents	(342.9)	421.7

The Group had positive net cash inflow from operating activities of RMB414.1 million in the year ended December 31, 2000. Net cash inflow from operating activities exceeded net profit for the period principally due to the depreciation expenses of the Group. In 2000, the Company received cash proceeds of RMB239.8 million from share subscriptions by all of its airline shareholders in connection with its incorporation. The Company also received a cash contribution from CAAC of RMB280.0 million to finance part of the construction costs of its new generation ETD system.

The Group had no outstanding long-term bank loans throughout 2000 other than the current portion of a long term bank loan of RMB800,000 which had been repaid in December 2000. As at December 31, 2000, the Group did not have any short-term and long-term bank loans. In 2000, the interest coverage multiple (the ratio of earnings before interest income, interest expenses and tax to interest expenses) amounted to 7,407 times (71 times in 1999).



At the end of 2000, the sum of cash and cash equivalents and short-term bank deposits of the Group were RMB612.1 million, of which approximately 99.7 per cent. and 0.3 per cent. were denominated in RMB and Hong Kong dollars, respectively.

Capital Expenditures

The total capital expenditures of the Group were RMB64.1 million in Year 2000, a substantial decrease of RMB71.0 million from RMB135.1 million in Year 1999.

The capital expenditures of the Group in Year 2000 consisted principally of purchases of software and equipment in accordance with the Group's ETD business strategy.

The Group's planned total capital expenditures for the years 2001 and 2002 are approximately RMB335.5 million and RMB263.0 million, respectively. The principal components of the Group's capital expenditure programme in these two years are to develop and progressively implement the new generation ETD and expand the APP, the ACS and other new businesses.

The Board of Directors estimates that completion of the development of the new generation ETD system will require total capital expenditures of approximately RMB1.0 billion through 2004.

The Group is exposed to foreign exchange risk related to its capital expenditures because a substantial portion of its capital expenditures represent imported equipment that is purchased in U.S. dollars. Under the current foreign exchange system in China, the Group is not able to hedge effectively against currency risks.

In relation to funding the capital expenditure commitments, it is expected that the sources of funds will include net proceeds from the Offering of the Company and internal cash flow generated from operations.

Transactions in securities

Pursuant to the reorganisation in preparation for its listing, the Company issued 577,303,500 domestic shares to its promoters during 2000.

In February 2001, the Company issued a total of 310,854,000 H shares upon its listing on the Stock Exchange.

The Board of Directors of the Company is pleased to present its report together with the audited financial statements of the Group for the year ended December 31, 2000.

Group Reorganisation

The Company was incorporated in the PRC on October 18, 2000 as a joint stock company with limited liability as a result of a group reorganisation of CACI in preparation for the listing of the Company's H shares on the Stock Exchange. The reorganisation principally involved CACI transferring to the Company certain assets, interests, rights and obligations relating to the businesses then owned and operated by CACI. The H shares of the Company were listed on the Stock Exchange on February 7, 2001.

Group Activities

The Group is a dominant provider of information technology solutions for China's air travel and tourism industries. All 25 Chinese commercial airlines outsource their core inventory control systems to the Group. The core businesses of the Group include:

- electronic travel distribution;
- airport passenger processing;
- air cargo system;
- data network; and
- Internet-based travel platform.

An analysis of the Group's revenues is set out under the section headed "Financial Review".

No analysis of the Group's revenues and contribution to operating profit by geographical areas are presented as revenues and results of the Group during the year were principally derived from the operations of the Group in the PRC.

1 Financial information presented in this "Report of Directors" has been extracted from the consolidated financial statements of the Group presented elsewhere in this annual report. Such consolidated financial statements have been prepared on the basis that the current structure of the Group had been in existence throughout the two years ended December 31, 2000.

Share Capital Structure

The share capital of the Company in issue as fully paid, or credited as fully paid as at December 31, 2000 amounted to 577,303,500 domestic shares, with a par value of RMB1.00 each. As at December 31, 2000, the share capital structure of the Company was as follows:—

Shares	Number of shares as at December 31, 2000	Percentage of the total number of shares in issue as at December 31, 2000 (per cent.)
Domestic Shares	577,303,500	100.00

Directors

The composition of the Board of Directors during the period from the date of incorporation of the Company and up to the date of this report was as follows: -

Executive Directors

Yang Jun (Chairman)	(appointed on October 18, 2000)
Huang Yuanchang	(appointed on October 18, 2000)
Xiao Yinhong	(appointed on October 18, 2000)
Li Xiaojun	(appointed on October 18, 2000)
Ding Weiping	(appointed on October 18, 2000)

Non-executive Directors

Hu Yunqi (Vice Chairman)	(appointed on October 18, 2000)
Cao Jianxiong (Vice Chairman)	(appointed on October 18, 2000)
Zhang Xueren (Vice Chairman)	(appointed on October 18, 2000)
Liu Chunchi	(appointed on October 18, 2000)
Rong Gang	(appointed on October 18, 2000)
Feng Gang	(appointed on October 18, 2000)
Li Xiaoguang	(appointed on October 18, 2000)
Shi Dinghao	(appointed on October 18, 2000)

Independent Non-executive Directors

Wu Jiapei	(appointed on October 18, 2000)
Chow Kwok Wah, James	(appointed on January 13, 2001)

Supervisors

The composition of the Supervisory Committee of the Company during the period from the date of incorporation of the Company and up to the date of this report was as follows:—

Supervisors

Du Hongying (Chairman)	(appointed on October 18, 2000)
Chen Lihong	(appointed on October 18, 2000)
Wang Yongqiang	(appointed on October 18, 2000)
Jiang Mengdong	(appointed on October 18, 2000)
Song Jinxiang	(appointed on October 18, 2000)
Tan Xiaoxu	(appointed on October 18, 2000)
Zhang Xin	(appointed on October 18, 2000)

Independent Supervisor

Wang Baoshu	(appointed on October 18, 2000)

Interests of Directors and Supervisors in the Share Capital of the Company

None of the Directors and Supervisors had, as at December 31, 2000, any interest in any shares in or debentures of the Company or any associated corporation within the meaning of the Securities (Disclosure of Interests) Ordinance (Cap.396 of the Laws of Hong Kong) (the "SDI Ordinance") which (had the Company been listed then) would have to be notified to the Company and the Stock Exchange pursuant to Section 28 of the SDI Ordinance (including interests which a Director or Supervisor is deemed to have under Section 31, or Part 1 of the Schedule to the SDI Ordinance) or which would be required, pursuant to Section 29 of the SDI Ordinance, to be entered in the register referred to therein, or which would be required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies or, in the case of Supervisors, which would be required to be notified as described above if they had been Directors.

During the year, the Company did not grant its Directors, Supervisors or their respective spouses or children below the age of 18 any right to subscribe for its equity or debt securities.

Service Contracts of Directors and Supervisors

Each of the Directors (other than the independent non-executive Director, Mr Chow Kwok Wah, James) and Supervisors of the Company has entered into a service agreement with the Company. All Directors and Supervisors will serve a term of three years commencing from their respective dates of appointment. Directors and Supervisors may serve consecutive terms.

Interests of Directors and Supervisors in Contracts

None of the Directors or Supervisors had a material interest in any contract of significance to which the Company or any of its subsidiaries was a party during the year.

Remuneration of Directors and Supervisors

Details of the remuneration of Directors and Supervisors are set out in note 19 to the financial statements.

Employees

As at December 31, 2000, the total number of employees of the Group was 675. Personnel expenses amounted to approximately RMB39.7 million for the year ended December 31, 2000, representing 10.7 per cent. of the total operating expenses of the Group in 2000.

In 2000, the Group provided at least three categories of training to its employees: (1) professional training for selected employees on specialised knowledge in relation to the aviation and computer industries; (2) opportunities for selected employees to be sent to different universities to obtain Master's degrees in business administration; and (3) general training for all employees on the latest developments in areas such as computer technologies, law and economics.

Bank Loans

Details of the bank loans of the Group as at December 31, 2000 are set out in note 10 to the financial statements.

Interest Capitalised

No interest was capitalised for the Group for the year ended December 31, 2000.

Fixed Assets

Movements of fixed assets of the Group during the year are summarised in note 4 to the financial statements.

Reserves

Details of movements in reserves of the Group for the year ended December 31, 2000 are set out in the consolidated statements of changes in shareholders' equity.

Dividends

As the Company was incorporated in October 2000 and the Company's H shares were not listed in 2000, the Board does not recommend the payment of a final dividend (other than the special dividend referred to in note 22 to the financial statements) for the period from the date of incorporation of the Company to December 31, 2000.

Statutory Public Welfare Fund

Details in relation to the statutory public welfare fund, such as the nature, application of the fund, and the basis of its calculation, are set out in note 14 to the financial statements. Details of movements of the fund are set out in the consolidated statements of changes in shareholders' equity as part of the statutory reserves.

Employees' Retirement Scheme

Details of the employees' retirement scheme of the Group are set out in note 20 to the financial statements.

Major Suppliers and Customers

SITA was the largest supplier of the Group for the year ended December 31, 2000, and the total network usage fees paid to it in 2000 accounted for approximately 14.1 per cent. of the Group's total operating expenses (excluding depreciation expenses) for that year. During 2000, the total amount paid to the five largest suppliers of the Group accounted for approximately 33.1 per cent. of the Group's total operating expenses (excluding depreciation expenses).

The largest customer of the Group, Southern Airlines (Group) Co., accounted for approximately 12.2 per cent. of the Group's total revenues for the year ended December 31, 2000. During the same period, total sales to the Group's five largest customers accounted for approximately 40.2 per cent. of the Group's total revenue. Three of these top five customers, Southern Airlines (Group) Co., Eastern Air Group Co., and Air China, are among the principal shareholders of the Company, holding in aggregate approximately 36.4 per cent. of the issued share capital of the Company as at December 31, 2000. The aggregate revenue derived from the above major customers is set out in note 18 to the financial statements.

Save as disclosed above and in note 18 to the financial statements, none of the Directors, Supervisors and their associates nor any shareholder (which to the knowledge of the Directors hold more than 5 per cent. of the Company's share capital) had any interest in any of the above mentioned suppliers and customers.

Subsidiaries and Associated Companies

Particulars of the Company's subsidiaries and associated companies as at December 31, 2000 are set out in note 1 to the financial statements.

Use of Proceeds from Issuance of the H Shares

The net proceeds from the Offering of the Company's H shares are being and will continue to be applied in the manner as set out in the prospectus of the Company issued on January 29, 2001.

Extraordinary General Meeting

At an extraordinary shareholders' meeting of the Company held on October 18, 2000, resolutions of the shareholders of the Company were passed pursuant to which, among other matters, the following were approved:

(i) the conversion of the Company into a "public subscription company";

(ii) the issue and offer for sale of the H shares and the granting of the over-allotment option;

(iii) the listing of the H shares on the Stock Exchange;

(iv) the adoption of the share option scheme of the Company; and

(v) the adoption of the Company's new Articles of Association and the authorisation to the Directors to amend the new Articles of Association in accordance with any comments from the relevant governing authorities in the PRC and the Stock Exchange.

Substantial Shareholders

The Company was established on October 18, 2000 with CACI and 20 PRC airline shareholders as its promoters.

As at December 31, 2000, the following substantial shareholders were recorded in the register of members as holding 10 per cent. or more of the share capital of the Company:

Name of shareholder	Class	Number of shares held	Percentage (per cent.)
CACI	Domestic	198,496,500	34.4
Southern Airlines (Group) Co.	Domestic	83,187,000	14.4
Eastern Air Group Co.	Domestic	68,685,500	11.9
Air China	Domestic	58,123,000	10.1

Save as the aforesaid, as at December 31, 2000, the Company is not aware of any other registered shareholder who holds 10 per cent. or more of the issued share capital of the Company.

Connected Transactions

Connected transactions which are the subject of exemption under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("the Listing Rules").

Details of the connected transactions (as defined in the Listing Rules) of the Company carried out by the Company in 2000 are set out in note 18 to the financial statements and under "Particulars of Significant Contracts with CACI" in this Report of Directors. In addition, the Company received RMB30.3 million from the LDCs in 2000 as connection and installation fees (for connections to the Company's network), equipment lease fees and physical identified device (PID) fees, and paid RMB4.6 million to the LDCs in 2000 as fees for providing technical support for the front end of the Company's APP. The LDCs are either subsidiaries of the Company or are associates (as defined in the Listing Rules) of connected persons of the Company.

In the opinion of the independent non-executive directors of the Company, such connected transactions:

(i) were entered into by the Group in the ordinary and usual course of its business;

(ii) were conducted either

(a) on normal commercial terms (which expression shall be applied by reference to transactions of a similar nature and to be made by similar entities); or

(b) (where there is no available comparison) on terms that are fair and reasonable so far as the shareholders of the Company are concerned; and

(iii) were entered into either

(a) in accordance with the terms of the agreements governing such transactions; or

(b) (where there are no such agreements) on terms no less favourable than those available to or from independent third parties;

(iv) if they fall within any of the following categories, did not exceed the upper limits set out below for the financial year ended December 31, 2000:

Categories of transactions	**Cap Amount**
Leasing and using properties	RMB40.00 million
Payment to a wholly-owned subsidiary of SITA by InfoSky	US$2.50 million
Revenues from the Company's LDCs	RMB48.00 million
Expenditure to SITA	RMB40.00 million

The Company has received from the auditors a letter stating that such connected transactions:

(a) have received the approval of the Board;

(b) were entered in accordance with the pricing policies as stated in the notes to the financial statements;

(c) were entered into in accordance with the terms of the respective agreements and documents governing those transactions; and

(d) the aggregate amounts of the transactions have not exceeded the cap amounts (referred to in (iv) above).

Particulars of Significant Contracts with CACI

Particulars of significant contracts entered into between the Company and CACI during 2000 are listed below:

Assets Injection Agreement

The Company and CACI entered into an assets injection agreement dated October 18, 2000, pursuant to which CACI transferred to the Company its assets, liabilities and rights in relation to, among others, the core businesses as part of the restructuring in preparation for the Offering and listing of the H shares of the Company. Each of CACI and the other promoters also entered into agreements providing certain non-competition undertakings to the Company.

Agreements for Properties

CACI entered into two agreements for properties with the Company on October 18, 2000, each with a term of ten years (subject to renewal), with usage fees / rental varying from RMB3.5 to RMB5 per square metre. Also see note 18 to the financial statements.

Trademark Transfer-Agreement

CACI is the non-registered owner of, and had submitted registration applications to relevant PRC authorities for the registration of, a number of trademarks. On November 20, 2000, CACI entered into a trademark transfer agreement with the Company, pursuant to which CACI agreed to transfer to the Company for no consideration such trademarks, immediately after completion of the relevant registration process. The Company was also authorised to use such trademarks before the completion of the registration.

Agreements in relation to travelsky.com

The Company entered into a use of equipment agreement and a business co-operation agreement on November 20, 2000 with CACI in respect of travelsky.com. Under the use of equipment agreement, the Company will allow CACI to use certain equipment at a fee of RMB100,000 per year for a term of five years. Under the business co-operation agreement which is for a term of one year (subject to renewal), the Company will provide to CACI at no consideration marketing and customer development service, and CACI will in turn provide to the Company at no consideration the travelsky.com website and related services and support for distributing the Company's services. The Company also entered into an agreement with CACI on November 20, 2000, pursuant to which the Company has a five-year option to purchase the business of travelsky.com from CACI if and when PRC law permits it to do so.

Agreements-in relation to InfoSky

The Company entered into an ownership transfer agreement with CACI and a subsidiary of SITA dated November 6, 2000 pursuant to which CACI transferred its legal rights and interests in InfoSky's joint venture contract and the cargo services co-operation agreement between it and the SITA subsidiary, and its 51 per cent. interest in InfoSky, to the Company. The registration process for the transfer has been completed and InfoSky commenced operations on January 1, 2001.

Staff Housing Fund

The Group follows the general housing policies as promulgated by the local governments and a housing scheme is implemented in accordance with relevant PRC laws and regulations. Under the scheme, the Group and its employees are required to make monthly contributions to a State-sponsored housing fund. Other than this, the Group has no other obligations to provide any housing benefits to its employees. On September 6, 2000, the Ministry of Finance issued a directive regarding issues on the financial treatment concerning the reform of corporate staff quarters system (Cai Qi [2000] No. 295) (the "**First Directive**") which was implemented on the date of issuance. On December 22, 2000, the Ministry of Finance issued another directory as supplement to the First Directive (Cai Qi [2000] No.878) (this directive, together with the First Directive, are collectively the "**Directives**"). The Company has examined the Directives. As the Group does not have any obligations to provide housing benefits to employees other than to make contributions to the housing fund as described above, the Company believes that the relevant policies adopted by the Ministry of Finance will not have any material financial impact on the Group.

Trust Deposits and Overdue Time Deposits

As at December 31, 2000, the Group did not have any trust deposits or irrecoverable overdue time deposits. All of the Group's cash deposits are placed with commercial banks and are in compliance with applicable laws and regulations.

Purchase, Sale or Redemption of Securities

For the year ended December 31, 2000, the Group did not purchase, sell or redeem any of the Company's securities.

Audit Committee and Compliance with Code of Best Practice

The Audit Committee of the Company was formally established in January 2001. The Code of Best Practice ("**Code of Best Practice**") contained in Appendix 14 to the Listing Rules did not apply to the Company in 2000 as the Company was listed on the Stock Exchange on February 7, 2001. Following the listing, the Company has complied and will continue to comply with the Code of Best Practice.

Pre-emptive Rights

There is no provision regarding pre-emptive rights under the Articles of Association of the Company or under PRC laws.

Material Litigation

The Group was not involved in any material litigation or disputes in 2000.

Auditors

Arthur Andersen & Co in Hong Kong and Arthur Andersen • Hua Qiang Certified Public Accountants in the PRC are the Company's international and domestic auditors, respectively. A resolution to appoint Arthur Andersen & Co in Hong Kong and Arthur Andersen • Hua Qiang Certified Public Accountants in the PRC as the Company's international auditors and domestic auditors, respectively, for 2001 will be proposed at the annual general meeting of the Company to be held on May 28, 2001.

By order of the Board



Chairman

April 11, 2001

To the Shareholders:

During the year ended December 31, 2000, members of the Supervisory Committee of the Company (the "Supervisory Committee") have diligently performed their functions in ensuring that the Company has observed and complied with the Company Law of the People's Republic of China, the Articles of Association of the Company and other relevant regulations to protect the interests of the Company and its shareholders.

The Supervisory Committee convened one meeting during the year to monitor corporate governance issues of the Company. The Supervisory Committee also attended meetings of the Board of Directors. To enhance the efficient running of the business of the Company, facilitate the smooth operations of different departments of the Company and the development of business plans in the best interests of shareholders, the Supervisory Committee involved itself in the decision making process of the Board of Directors by putting forward constructive queries and recommendations. The Supervisory Committee reviewed resolutions of the meeting of the Board of Directors to ensure their compliance with the applicable laws and regulations in the PRC.

The Supervisory Committee is satisfied that the Directors and senior management have performed their management role in the Company diligently and have acted in the best interests of the Company and its shareholders.

The Supervisory Committee has carefully reviewed the financial statements prepared in accordance with International Accounting Standards and take the view that the financial statements give a true and fair view of the financial position and results of operations of the Group. The Supervisory Committee further takes the view that the financial statements comply with the relevant laws and regulations applicable to the Company.

The Supervisory Committee confirms that the Company was not involved in any material litigation or proceedings or arbitration and so far as the Supervisory Committee is aware, no litigation or claim of material importance is pending or threatened by or against the Company.

In the opinion of the Supervisory Committee, the Company has been managed in a fair and reasonable manner during the year and has confidence in the Company's future prospects and development. The Supervisory Committee consents to the report of the Board of Directors for the year ended December 31, 2000 and will commit itself to continuing its role in supervising the Board of Directors for the coming year.

By Order of the Supervisory Committee
Du Hongying
Chairman of the Supervisory Committee

April 11, 2001

ARTHUR ANDERSEN
安達信公司

Arthur Andersen & Co
21st Floor Edinburgh Tower
The Landmark
15 Queen's Road Central
Hong Kong
Tel 852 2852 0222
Fax 852 2815 0548

TO THE SHAREHOLDERS OF TRAVELSKY TECHNOLOGY LIMITED
(Incorporated in the People's Republic of China with Limited Liability)

We have audited the accompanying balance sheets of TravelSky Technology Limited (the "Company") and consolidated balance sheets of the Company and its subsidiaries (hereinafter collectively referred to as the "Group") as at December 31, 2000 and 1999, and the related consolidated statements of income, changes in shareholders'equity and cash flows for the years then ended. These financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with International Standards on Auditing issued by the International Federation of Accountants. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company and of the Group as at December 31, 2000 and 1999, and the Group's results of operations and cash flows for the years then ended in accordance with International Accounting Standards issued by the International Accounting Standards Committee, and comply with the disclosure requirements of the Hong Kong Companies Ordinance.

ARTHUR ANDERSEN & CO
Certified Public Accountants

Hong Kong,
April 11, 2001

BALANCE SHEETS

ANNUAL REPORT 2000
as at December 31, 2000 and 1999
(Amounts expressed in thousands of Renminbi)

	Note	The Group		The Company	
		2000	1999	**2000**	1999
ASSETS					
Property, plant and equipment, net	4	**281,944**	326,921	**269,403**	313,192
Investments in subsidiaries	5	**—**	—	**37,983**	27,238
Investments in associated companies	6	**6,424**	3,132	**6,424**	3,132
		288,368	330,053	**313,810**	343,562
Current assets					
Cash and cash equivalents		**584,729**	163,037	**550,771**	143,595
Short-term bank deposit		**27,406**	16,984	**3,000**	—
Accounts receivable, net	7	**56,284**	50,599	**58,410**	55,946
Inventories	8	**9,680**	15,150	**8,692**	13,989
Prepayments and other current assets	9	**31,362**	18,741	**32,114**	14,511
Due from related parties	18	**229,845**	259,968	**229,845**	259,968
		939,306	524,479	**882,832**	488,009
Total assets		**1,227,674**	854,532	**1,196,642**	831,571
EQUITY AND LIABILITIES					
Capital and Reserves					
Paid in capital	13	**577,304**	260,133	**577,304**	260,133
Capital surplus		**167,506**	155,934	**167,506**	155,934
Statutory reserves	14	**25,202**	175,854	**25,202**	175,854
Accumulated deficit		**—**	(21,756)	**—**	(21,756)
		770,012	570,165	**770,012**	570,165
Minority interests		**32,735**	21,168	**—**	—
Current liabilities					
Current portion of long-term bank loan	10	**—**	800	**—**	800
Accounts payable and accrued liabilities	11	**65,158**	57,002	**67,983**	55,787
Deferred revenue		**8,380**	788	**8,173**	529
Due to related parties	18	**6,682**	36,366	**6,682**	36,366
Dividends payable	22	**124,051**	—	**124,051**	—
Taxes payable	12	**220,656**	168,243	**219,741**	167,924
		424,927	263,199	**426,630**	261,406
Total equity and liabilities		**1,227,674**	854,532	**1,196,642**	831,571

Approved by the Board of Directors on April 11, 2001

Chairman *Director*

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF INCOME

for the years ended December 31, 2000 and 1999
(Amounts expressed in thousands of Renminbi ("RMB"), except per share data)

	Note	**2000**	1999
Revenues:			
Electronic travel distribution		**439,119**	358,793
Airport passenger processing		**155,546**	98,220
Data communication services		**108,960**	99,879
Equipment sales and other		**38,362**	46,762
Total revenues	15,18	**741,987**	603,654
Business taxes and other surcharges		**(24,735)**	(19,344)
Net revenues		**717,252**	584,310
Operating expenses:			
Depreciation		**(104,857)**	(88,218)
Network usage	18	**(54,772)**	(34,803)
Personnel		**(39,656)**	(33,787)
Operating lease rentals	18	**(31,516)**	(18,670)
Technical support services		**(15,885)**	(5,665)
Cost of equipment sold		**(9,131)**	(12,738)
Repairs and maintenance		**(26,410)**	(15,860)
Commission and promotion expenses		**(26,933)**	(18,002)
Other operating expenses		**(60,676)**	(41,248)
Total operating expenses		**(369,836)**	(268,991)
Operating profit		**347,416**	315,319
Financial income (charges), net		**4,921**	(960)
Share of results from associated companies		**3,446**	392
Other (expenses) income, net		**(2,729)**	209
Profit before taxation	16	**353,054**	314,960
Taxation	17	**(94,166)**	(103,742)
Income before minority interests		**258,888**	211,218
Minority interests		**(2,296)**	(3,180)
Net profit		**256,592**	208,038
Earnings per share, basic and diluted (RMB)	22	**0.44**	0.36
Number of shares outstanding (million)		**577**	577

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

for the years ended December 31, 2000 and 1999
(Amounts expressed in thousands of Renminbi)

	Note	Paid in capital	Capital surplus	Statutory reserves	Accumulated deficit	Total
Balance as at January 1, 1999		260,133	156,138	137,574	(63,307)	490,538
Profit for the year		—	—	—	208,038	208,038
Transfer to statutory reserves	14	—	—	38,280	(38,280)	—
Distribution to CACI	14	—	—	—	(128,207)	(128,207)
Others		—	(204)	—	—	(204)
Balance as at December 31, 1999		260,133	155,934	175,854	(21,756)	570,165
Funds contributed by CAAC		—	280,000	—	—	280,000
Distribution to CACI	14	—	—	—	(452,778)	(452,778)
Reorganisation adjustments	1,13	77,401	(268,742)	(175,854)	367,195	—
Contribution from shareholders	1	239,770	—	—	—	239,770
Profit for the year		—	—	—	256,592	256,592
Transfer to statutory reserves	14	—	—	25,202	(25,202)	—
Property revaluation surplus	4	—	314	—	—	314
Special dividend	22	—	—	—	(124,051)	(124,051)
Balance as at December 31, 2000		577,304	167,506	25,202	—	770,012

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

for the years ended December 31, 2000 and 1999
(Amounts expressed in thousands of Renminbi)

	Note	2000	1999
Cash flows from operating activities			
Cash generated from operations	24(a)	**500,837**	381,415
Interest paid		**(47)**	(4,436)
Enterprise income tax paid		**(86,676)**	(9,763)
Net cash from operating activities		**414,114**	367,216
Cash flows from investing activities			
Purchases of property, plant and equipment		**(64,132)**	(135,073)
Investment in associated companies		**—**	(2,740)
Increase in short-term bank deposit		**(10,422)**	(5,465)
Interest received		**5,043**	3,056
Dividends received from associated companies		**154**	—
Proceeds from disposal of property, plant and equipment		**2,082**	—
Net cash used in investing activities		**(67,275)**	(140,222)
Cash flows from financing activities			
Contribution from shareholders		**239,770**	—
Fund contributed by CAAC		**280,000**	—
Repayment of long-term bank loans		**(800)**	(439,000)
Additional contributions from minority owners of subsidiaries		**11,141**	—
Dividends paid to minority owners of subsidiaries		**(2,480)**	(2,693)
Distribution to CACI		**(452,778)**	(128,207)
Net cash provided (used) by financing activities		**74,853**	(569,900)
Net increase (decrease) in cash and cash equivalents		**421,692**	(342,906)
Cash and cash equivalents, beginning of year		**163,037**	505,943
Cash and cash equivalents, end of year	24(b)	**584,729**	163,037

The accompanying notes are an integral part of these financial statements.

(Amounts expressed in Renminbi ("RMB") unless otherwise stated)

1. COMPANY ORGANIZATION AND PRINCIPAL ACTIVITIES

TravelSky Technology Limited (the "Company") was incorporated in the People's Republic of China (the "PRC") on October 18, 2000 to engage in the provision of electronic travel distribution, airport passenger processing, air cargo systems, data network and internet-based travel platform services in the PRC. Prior to the formation of the Company, these businesses were carried on by China Civil Aviation Computer Information Centre ("CACI") and its subsidiaries. These entities are hereinafter collectively referred to as the "Predecessor Entities". CACI underwent a group reorganisation (the "Reorganisation") in preparation for an offering of the Company's shares (the "Offering"). Pursuant to the Reorganisation, the Company issued 100% of its ordinary shares ("Domestic Shares") in exchange for the assets, liabilities, equity interests in certain subsidiaries and associated companies, and the business of providing electronic travel distribution, airport passenger processing, air cargo systems, data network service and internet-based travel platform services in the PRC previously owned by CACI. CACI is under the direct supervision and control of Civil Aviation Administration of China ("CAAC"), a ministry level body under the direct supervision of the State Council of the PRC responsible for the administration and development of the aviation industry in the PRC. A significant portion of the transactions undertaken by the Group were effected on terms determined by CAAC and other relevant PRC authorities.

According to the Reorganisation, 47% of such shares were held by CACI and the remaining 53% were transferred from CACI to ten airline companies under the direct supervision and control of CAAC at no consideration. CACI retained the ownership of certain assets and liabilities not relating to the provision of electronic travel distribution, airport passenger processing, air cargo systems, data network service and internet-based travel platform services in the PRC, including staff quarters, premises for providing social and training services to employees, certain office buildings and the domain names for operating an Internet travel information website. In addition, the above ten airline companies and other ten airline companies subscribed for additional Domestic Shares in the Company for a cash consideration approximately RMB240 million. Following the Reorganisation, the respective shareholding percentages of the shareholders are as disclosed in Note 18 (1) below.

1. COMPANY ORGANIZATION AND PRINCIPAL ACTIVITIES *(continued)*

As at December 31, 2000, the Company had direct or indirect interests in the following subsidiaries and associated companies. All of these subsidiaries are limited liability companies incorporated in the PRC.

Name	Date of incorporation	Percentage of equity interest held		Issued and fully paid capital RMB	Principal activities
		Direct	Indirect		
Subsidiaries					
Hainan Civil Aviation Cares Co., Ltd. ("Hainan Cares")	March 2, 1994	51.47%	—	6,615,000	Provision of electronic travel distribution and cargo management services; and sale and installation of there lated information systems
Cares Shenzhen Co., Ltd. ("Shenzhen Cares")	April 14, 1995	61.47%	—	7,000,000	Provision of electronic travel distribution and cargo management services; and sale and installation of there lated information systems

(Amounts expressed in Renminbi ("RMB") unless otherwise stated)

1. COMPANY ORGANIZATION AND PRINCIPAL ACTIVITIES *(continued)*

Name	Date of incorporation	Percentage of equity interest held		Issued and fully paid capital RMB	Principal activities
		Direct	Indirect		
Subsidiaries					
Cares Hubei Co., Ltd. ("Hubei Cares")	July 25, 1997	50%	12.5%	5,000,000	Provision of electronic travel distribution, airport passenger processing and cargo management services; and sale and installation of there lated information systems
Cares Chongqing Information Technology Co., Ltd. ("Chongqing Cares")	December 1, 1998	51%	—	9,800,000	Provision of electronic travel distribution, airport passenger processing and cargo management services; and sale and installation of there lated information systems
Aviation Cares of Yunnan Information Co., Ltd. ("Yunnan Cares")	June 15, 2000	50%*	—	2,000,000	Computer hardware and software development and network services

(Amounts expressed in Renminbi ("RMB") unless otherwise stated)

1. COMPANY ORGANIZATION AND PRINCIPAL ACTIVITIES *(continued)*

Name	Date of incorporation	Percentage of equity interest held Direct	Indirect	Issued and fully paid capital RMB	Principal activities
Subsidiaries					
InfoSky Technology Company Limited ("InfoSky")	September 20, 2000	51%	—	20,695,000	Provision of Cargo management services and related software and technology development; and provision of technical support, training and consulting services

* The Company has the power to control the financial and operating policies of Yunnan Cares since these policies were decided by the board of directors of Yunnan Cares by simple majority votes and the Company can appoint 3 of the 5 board members.

The Company and its subsidiaries are hereinafter collectively referred to as the "Group".

Name	Date of incorporation	Percentage of equity interest held Direct	Indirect	Issued and fully paid capital RMB	Principal activities
Associated companies					
Shanghai Civil Aviation East China Cares System Integration Co., Ltd. ("Huadong Cares")	May 21, 1999	47%	—	2,000,000	Computer hardware and software development and network services
Shenyang Civil Aviation Cares of Northeast China, Ltd. ("Dongbei Cares")	November 2, 1999	46%	—	2,000,000	Computer hardware and software development and network services
Aviation Cares of Southwest Chengdu, Ltd. ("Xinan Cares")	November 29, 1999	44%	—	2,000,000	Computer hardware and software development and network services

(Amounts expressed in Renminbi ("RMB") unless otherwise stated)

2. BASIS OF PRESENTATION

The Reorganisation was accounted for as a reorganisation of the Group as a continuing operation and accordingly, the financial statements have been prepared as if the current structure of the Company and the Group had been in existence throughout the two years ended December 31, 2000, rather than from the date on which the Reorganisation was completed. The Company's directors are of the opinion that the financial statements prepared on this basis present fairly the financial position of the Company and the Group, and the consolidated results of operations and cash flows of the Group as a whole. Therefore the net profit for the year ended December 31, 2000 includes the consolidated results of operations before the Reorganisation.

As the Company was incorporated on October 18, 2000, there are no prior year financial statements of the company and the Group to be presented for comparative purposes. The financial statements of the Company and the Group as at and for the year ended December 31, 1999 present the assets and liabilities of the Company, the consolidated assets and liabilities, and the consolidated results of operations and cash flows of the Predecessor Entities taken over by the Company upon the Reorganisation as if the business activities had been conducted by the Company and the Group throughout the year ended December 31, 1999.

All material intra-group transactions and balances have been eliminated on consolidating the financial statements of the Company and its subsidiaries.

3. PRINCIPAL ACCOUNTING POLICIES

The following principal accounting policies have been adopted by the Company and its subsidiaries in preparing the financial statements in conformity with International Accounting Standards("IAS"):

(a) Property, plant and equipment

Property, plant and equipment, other than buildings, are stated at cost less accumulated depreciation. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditures incurred after the property, plant and equipment have been put into operation, such as repairs and maintenance and overhaul costs, are normally charged to expense in the year in which they are incurred. When the expenditure results in an increase in the future economic benefits expected to be obtained from the use of the asset, the expenditure is capitalised.

3. PRINCIPAL ACCOUNTING POLICIES *(continued)*

(a) Property, plant and equipment *(continued)*

Buildings are stated at revalued amounts less accumulated depreciation and accumulated impairment loss. Any increase in valuation of buildings is credited to revaluation surplus in equity, any decrease is first offset against an increase on earlier valuation in respect of the same property and is thereafter charged to the statement of income. Increase on revaluation directly related to a previous decrease in carrying amount for the same investment that was recognised as an expense is credited to income to the extent that it offsets the previously recorded decrease. Upon disposal of revalued property, the realised portion of the revaluation surplus is transferred from the valuation surplus directly to retained earnings.

Depreciation of property, plant and equipment is provided using the straight-line method over their estimated useful lives, after taking into consideration their estimated residual value. The estimated useful lives of property, plant and equipment are as follows:

Buildings	20 years
Computer systems and software	3-11 years
Motor vehicles	6 years
Furniture, fixtures and other equipment	5-9 years

When assets are sold or retired, their costs and accumulated depreciation are eliminated from the accounts and any gain or loss resulting from their disposals is included in the determination of net profit.

Assets under construction represent buildings under construction and computer systems and equipment pending installation, and are stated at cost. Costs include construction and acquisition costs, and interest charges arising from borrowings used to finance the assets during the period of construction or installation and testing. No provision for depreciation is made on assets under construction until such time as the relevant assets are completed and ready for use.

(b) Subsidiaries

A subsidiary is an enterprise in which the Group holds, directly or indirectly, more than 50% of the equity interest as a long-term investment and/or otherwise has the power to control the financial and operating policies of the enterprise so as to obtain benefits from its activities.

In the Company's financial statements, investment in the subsidiaries is accounted for using the equity method. An assessment of investment in the subsidiaries is performed when there is an indication that the asset has been impaired or the impairment losses recognised in prior years no longer exist.

(Amounts expressed in Renminbi ("RMB") unless otherwise stated)

3. PRINCIPAL ACCOUNTING POLICIES *(continued)*

(c) Associated companies

An associated company is a company, excluding a subsidiary or a joint venture to which the Group is a party, in which the Group has significant influence. Significant influence exists when the Group has the power to participate in, but not control, the financial and operating decisions of the associated company.

Investments in associated companies are accounted for using the equity method. An assessment of investments in associated companies is performed when there is an indication that the asset has been impaired or the impairment losses recognised in prior years no longer exist.

(d) Cash and cash equivalents

Cash represents cash in hand and deposits with banks or other financial institutions which are repayable on demand.

Cash equivalents represent short-term, highly liquid investments which are readily convertible into known amounts of cash with original maturities of three months or less and that are subject to an insignificant risk of change in value.

(e) Inventories

Inventories, which principally comprise equipment for sale, spare parts and consumable items, are carried at the lower of cost or net realisable value. Cost is based on the first-in, first-out ("FIFO") method and comprises all costs of purchase and other costs incurred in bringing the inventories to their present location and condition. Net realisable value is the estimated selling price in the ordinary course of business less the estimated cost of completion and the estimated costs necessary to make the sale.

When inventories are sold, their carrying amount is charged to expense in the year in which the revenue is recognised. Writedowns for declines in net realisable value or for losses of inventories are recognised as an expense in the year the impairment or loss occurs.

(Amounts expressed in Renminbi ("RMB") unless otherwise stated)

3. PRINCIPAL ACCOUNTING POLICIES *(continued)*

(f) **Research and development costs**

Expenditures for research and development are charged against income in the period incurred except for software development costs which comply strictly with the following criteria:

- the software is clearly defined and costs are separately identified and measured reliably;
- the technical feasibility of the software is demonstrated;
- the software will be sold or used in-house;
- a potential market for the software or its usefulness for internal use is demonstrated; and
- adequate technical, financial and other resources required for completion of the software development are available.

Capitalised development costs are amortised on a straight-line basis over their expected useful lives. The period of amortisation does not normally exceed 5 years. During the years ended December 31, 2000 and 1999, no development costs were capitalised as they did not meet all the conditions listed above.

The recoverable amount of development costs is estimated whenever there is an indication that the asset has been impaired or that the impairment losses recognised in previous years no longer exist.

(g) **Operating leases**

Leases where substantially all the rewards and risks of ownership of the assets remain with the lessor are accounted for as operating leases. Rental payments under operating leases are charged to expense based on the straight-line method over the period of the leases.

(Amounts expressed in Renminbi ("RMB") unless otherwise stated)

3. PRINCIPAL ACCOUNTING POLICIES *(continued)*

(h) Borrowing costs

Borrowing costs include interest charges and other costs incurred in connection with the borrowing of funds, including amortisation of discounts or premiums relating to borrowings, amortisation of ancillary costs incurred in connection with arranging borrowings and exchange differences arising from foreign currency borrowings to the extent that they are regarded as an adjustment to interest costs.

Borrowing costs are expensed as incurred, except when they are directly attributable to the acquisition and construction of the property, plant and equipment that necessarily takes a substantial period of time to get ready for its intended use in which case they are capitalised as part of the cost of that assets. Capitalisation of borrowing costs commences when expenditures for the asset and borrowing costs are being incurred and the activities to prepare the asset for its intended use are in progress. Borrowing costs are capitalised at the weighted average cost of the related borrowings until the asset is ready for its intended use. No borrowing costs were capitalised during the years ended December 31, 2000 and 1999.

(i) Revenue recognition

Revenue is recognised net of sales discount when it is probable that the economic benefits associated with the transaction will flow to the Group and the revenue and costs incurred or to be incurred in respect of the transaction can be measured reliably on the following basis:

- Revenue for electronic travel distribution services from fixed price contracts is recognised on the straight-line basis over the period of the contracts;
- Revenue for electronic travel distribution services from contracts other than fixed price contracts is recognised when the services are rendered;
- Revenue for airport passenger processing services is recognised when the services are rendered;
- Revenue for data communication services comprises Physical Identified Device ("PID") fee and connection fee, which are recognised as revenue when the services are rendered;
- Sale of equipment is recognised when title passes to the buyer;
- Revenue for equipment installation project is recognised when the installation project is completed and accepted by the customers; and
- Interest income from deposits in banks or other financial institutions is recognised on an accrual basis.

3. PRINCIPAL ACCOUNTING POLICIES *(continued)*

(j) Foreign currency translation

The Group maintains its books and records in Renminbi ("RMB"), which is not freely convertible into foreign currencies. Transactions denominated in currencies other than RMB are translated into RMB at the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in other currencies are translated into RMB at exchange rates prevailing at the balance sheet date. Non-monetary assets and liabilities in other currencies are translated at historical rates. Exchange gains or losses arising from changes in exchange rates subsequent to the transaction dates are included in the determination of net profit.

(k) Retirement scheme

The fixed contributions for retirement benefits made under defined contribution schemes are charged to expense in the year to which they relate.

(l) Taxation

Taxation of the Group is based on the tax laws and regulations applicable to PRC enterprises. The Group provides for enterprise income tax on the basis of its income for statutory financial reporting purposes, adjusted for income and expense items that are not assessable or deductible for tax purposes.

Deferred taxation is provided under the balance sheet liability method in respect of significant temporary differences between the tax base of an asset or liability and its carrying amount in the balance sheet. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purposes. Deferred tax liabilities are recognised for all taxable temporary differences. Deferred tax assets are recognised for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which the deductible temporary differences can be utilised.

Other tax liabilities are provided in accordance with the regulations issued by the PRC government authorities.

(m) Provisions

A provision is recognised when the Group has a present obligation (legal or constructive) as a result of a past event and it is probable (i.e. more likely than not) that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimation can be made for the amount of the obligation. Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimation. Where the effect of the time value of money is material, the amount of a provision is the present value of the expenditures expected to be required to settle the obligation.

3. PRINCIPAL ACCOUNTING POLICIES *(continued)*

(n) Impairment of assets

Property, plant and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Whenever the carrying amount of an asset exceeds its recoverable amount, an impairment loss is recognised in income for items of property, plant and equipment carried at cost and treated as a revaluation decrease for buildings that are carried at revalued amount to the extent that the impairment loss does not exceed the amount held in the revaluation surplus for that same building. The recoverable amount is the higher of an asset's net selling price and value in use. The net selling price is the amount obtainable from the sale of an asset in an arm's length transaction while value in use is the present value of estimated future cash flows expected to arise from the continuing use of an asset and from its disposal at the end of its useful life. Recoverable amounts are estimated for individual assets or, if it is not possible, for the cash-generating unit.

Reversal of impairment losses recognised in prior years is recorded when there is an indication that the impairment losses recognised for the asset no longer exist or have decreased. The reversal is recorded in income or as a revaluation increase.

(Amounts expressed in Renminbi ("RMB") unless otherwise stated)

4. PROPERTY, PLANT AND EQUIPMENT, NET

As at December 31, property, plant and equipment comprised:

The Group:

	Buildings	Computer systems and software	Motor vehicles	Furniture, fixtures and other equipment	Assets under construction	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Cost or valuation						
As at January 1, 1999	5,099	604,521	6,508	3,951	31,502	651,581
Purchases	—	59,481	4,013	3,684	67,895	135,073
Transfer upon completion	—	3,787	—	—	(3,787)	—
Disposal	—	(12,018)	—	(48)	—	(12,066)
As at December 31, 1999	5,099	655,771	10,521	7,587	95,610	774,588
Purchases	939	56,341	2,055	1,800	2,997	64,132
Transfer upon completion	—	95,375	—	—	(95,375)	—
Property revaluation deficit	(2,190)	—	—	—	—	(2,190)
Disposals	—	(4,694)	(528)	(1,138)	—	(6,360)
As at December 31,2000	3,848	802,793	12,048	8,249	3,232	830,170
Accumulated depreciation						
As at January 1,1999	(940)	(364,896)	(3,419)	(1,546)	—	(370,801)
Charge for the year	(168)	(85,929)	(1,137)	(984)	—	(88,218)
Write-back on disposals	—	11,320	—	32	—	11,352
As at December 31,1999	(1,108)	(439,505)	(4,556)	(2,498)	—	(447,667)
Charge for the year	(261)	(102,028)	(1,478)	(1,090)	—	(104,857)
Write-back on disposals	—	3,655	267	376	—	4,298
As at December 31, 2000	(1,369)	(537,878)	(5,767)	(3,212)	—	(548,226)
Net book value						
As at December 31, 1999	3,991	216,266	5,965	5,089	95,610	326,921
As at December 31, 2000	2,479	264,915	6,281	5,037	3,232	281,944

(Amounts expressed in Renminbi ("RMB") unless otherwise stated)

4. PROPERTY, PLANT AND EQUIPMENT, NET *(continued)*

As at December 31, property, plant and equipment comprised:

The Company:

	Buildings	Computer systems and software	Motor vehicles	Furniture, fixtures and other equipment	Assets under construction	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Cost or valuation						
As at January 1, 1999	—	589,188	4,732	2,195	31,502	627,617
Purchases	—	56,499	3,419	3,034	67,895	130,847
Transfer upon completion	—	3,787	—	—	(3,787)	—
Disposals	—	(11,994)	—	(48)	—	(12,042)
As at December 31, 1999	—	637,480	8,151	5,181	95,610	746,422
Purchases	—	52,454	1,058	1,546	2,997	58,055
Transfer upon completion	—	95,375	—	—	(95,375)	—
Disposals	—	(2,577)	(526)	(225)	—	(3,328)
As at December 31, 2000	—	782,732	8,683	6,502	3,232	801,149
Accumulated depreciation						
As at January 1, 1999	—	(357,343)	(2,156)	(791)	—	(360,290)
Charge for the year	—	(82,867)	(658)	(743)	—	(84,268)
Write-back on disposals	—	11,296	—	32	—	11,328
As at December 31, 1999	—	(428,914)	(2,814)	(1,502)	—	(433,230)
Charge for the year	—	(99,500)	(1,110)	(916)	—	(101,526)
Write-back on disposals	—	2,559	248	203	—	3,010
As at December 31, 2000	—	(525,855)	(3,676)	(2,215)	—	(531,746)
Net book value						
As at December 31, 1999	—	208,566	5,337	3,679	95,610	313,192
As at December 31, 2000	—	256,877	5,007	4,287	3,232	269,403

On November 30, 2000, the buildings of the subsidiaries of the Company were revalued by Chesterton Petty Limited (the "Valuer"), a qualified independent professional valuer in Hong Kong, using a fair market value approach. A net valuation deficit of approximately RMB2,190,000 (net of a valuation surplus of approximately RMB510,000 on certain buildings) resulted from the revaluation and was recorded in the Group's financial statements. Had the buildings been carried at cost less accumulated depreciation and impairment losses, their carrying amount included in the Group's financial statements as of December 31, 2000 would have been approximately RMB1,970,000 (1999: RMB1,291,000).

(Amounts expressed in Renminbi ("RMB") unless otherwise stated)

5. INVESTMENTS IN SUBSIDIARIES

	The Group		The Company	
	2000	1999	**2000**	1999
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Share of net assets	**—**	—	**37,983**	27,238

6. INVESTMENTS IN ASSOCIATED COMPANIES

	The Group		The Company	
	2000	1999	**2000**	1999
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Share of net assets	**6,424**	3,132	**6,424**	3,132

7. ACCOUNTS RECEIVABLE, NET

As at December 31, accounts receivable comprised:

	The Group		The Company	
	2000	1999	**2000**	1999
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Accounts receivable	**58,473**	51,897	**60,435**	57,244
Provision for doubtful debts	**(2,189)**	(1,298)	**(2,025)**	(1,298)
Accounts receivables, net	**56,284**	50,599	**58,410**	55,946

The credit period is normally six months after the services are rendered.

The aging analysis of accounts receivable is as follows:

	The Group		The Company	
	2000	1999	**2000**	1999
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Within 6 months	**38,143**	32,622	**40,105**	37,969
Over 6 months but within 1 year	**15,114**	5,714	**15,114**	5,714
Over 1 year but within 2 years	**4,336**	8,334	**4,336**	8,334
Over 2 years but within 3 years	**880**	4,443	**880**	4,443
Over 3 years but within 4 years	**—**	784	**—**	784
	58,473	51,897	**60,435**	57,244

8. INVENTORIES

	The Group		The Company	
	2000	1999	**2000**	1999
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Equipment for sale	**7,195**	7,506	**6,207**	7,506
Spare parts	**2,947**	5,851	**2,947**	5,851
Other	**507**	2,329	**507**	1,168
Total	**10,649**	15,686	**9,661**	14,525
Less: Provision for decline in net realisable value	**(969)**	(536)	**(969)**	(536)
	9,680	15,150	**8,692**	13,989

Inventories with a total carrying value of approximately RMB6,776,000 and RMB814,000 as at December 31, 2000 and 1999, respectively, are stated at net realisable value.

9. PREPAYMENTS AND OTHER CURRENT ASSETS

As at December 31, prepayments and other current assets comprised:

	The Group		The Company	
	2000	1999	**2000**	1999
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Prepayments	**16,221**	3,898	**16,182**	3,489
Other current assets	**15,141**	14,843	**15,932**	11,022
Total	**31,362**	18,741	**32,114**	14,511

10. LONG-TERM BANK LOAN

As at December 31, 2000 and 1999, the Company and the Group had borrowed the following long-term bank loan.

	Interest rate and final maturity	2000	1999
		RMB'000	*RMB'000*
Renminbi denominated bank loan	Floating interest rate ranging from 5.94% to 15.12% per annum with maturity in December 2000	**—**	800
Less: current portion		**—**	(800)
Total		**—**	—

The above bank loan was guaranteed by a company under the management control of CAAC. The bank loan was fully repaid in December 2000.

(Amounts expressed in Renminbi ("RMB") unless otherwise stated)

11. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	The Group		The Company	
	2000	1999	**2000**	1999
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Payable for equipment purchases	**6,360**	19,470	**6,360**	19,470
Accounts payable	**6,920**	1,930	**6,781**	1,802
Accrued expenses for repair and maintenance	**1,031**	959	**1,031**	959
Accrued technical support fee	**2,690**	—	**2,690**	—
Accrued technical bonus to employees	**8,550**	8,550	**8,550**	8,550
Accrued rentals	**44**	—	**44**	—
Accrued network usage fees	**978**	2,415	**978**	2,415
Accrued commission	**29,046**	18,372	**33,486**	18,372
Pension	**336**	356	**336**	356
Other current liabilities	**9,203**	4,950	**7,727**	3,863
	65,158	57,002	**67,983**	55,787

As of December 31, 2000 and 1999, RMB11,491,000 and RMB22,287,000 of the above balances were denominated in US dollars respectively.

The aging analysis of payable for equipment purchases is as follows:

	The Group		The Company	
	2000	1999	**2000**	1999
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Within 6 months	**5,779**	7,356	**5,779**	7,356
Over 6 months but within 1 year	**—**	9,959	**—**	9,959
Over 1 year but within 2 years	**581**	1,155	**581**	1,155
Over 2 years but within 3 years	**—**	—	**—**	—
Over 3 years but within 4 years	**—**	1,000	**—**	1,000
	6,360	19,470	**6,360**	19,470

12. TAXES PAYABLE

	The Group		The Company	
	2000	1999	**2000**	1999
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Enterprise income tax payable	**210,421**	155,028	**209,710**	154,709
Business tax payable	**10,257**	12,911	**10,140**	12,911
VAT payable	**(479)**	185	**(510)**	185
Other	**457**	119	**401**	119
	220,656	168,243	**219,741**	167,924

13. PAID-IN CAPITAL

The paid-in capital as at December 31, 1999 represented the paid in capital of CACI prior to the Reorganisation as of that date.

Pursuant to the Reorgansation, the assets and liabilities related to the Group's existing business as at March 31, 2000 were transferred to the Group. The net value of these assets and liabilities was converted into the Company's legal capital of 577,304,000 Domestic Shares of RMB1 each with all the then existing reserves eliminated and the resulting difference credited to capital surplus. The reorganisation adjustments in the consolidated statements of changes in shareholders' equity reflect the effect of adjustments necessary to arrive at the legal capital of the Company upon completion of the Reorganisation and incorporation of the Company.

The paid-in capital as at December 31, 2000 represented Domestic Shares that are issued by the Company upon incorporation.

	2000	**2000**
	Number of shares '000	***RMB'000***
Authorised:		
Domestic Shares of RMB1 each	577,304	577,304
Issued and fully paid:		
Domestic Shares of RMB1 each	577,304	577,304

14. APPROPRIATIONS AND DISTRIBUTION OF PROFIT

As part of the Reorganisation as described in Note 1, certain assets acquired with cash generated from the business now assumed by the Group were retained by CACI. The distributions to CACI in the consolidated statements of changes in shareholders' equity during the years represented such amounts of cash appropriated to CACI during the years for acquisition of those assets retained by CACI.

Subsequent to the Reorganisation, in accordance with the Articles of Association of the Company, earnings available for distribution by the Company will be deemed to be the lower of the amounts determined in accordance with (a) PRC GAAP, and (b) IAS.

14. APPROPRIATIONS AND DISTRIBUTION OF PROFIT *(continued)*

According to the Articles of Association of the Company, the distributable net profit after taxation and minority interests is determined after allowance has been made for:

(i) making up cumulative prior years' losses, if any;

(ii) appropriation to the statutory surplus reserve at 10% of the after-tax profit, as determined under PRC GAAP, until the cumulative amounts reach 50% of the Company's registered capital. The statutory surplus reserve may be converted into capital provided that it is approved by a resolution at a shareholders' general meeting and its balance does not fall below 25% of the new registered capital; and

(iii) appropriation to the public welfare reserve at 5% to 10% (at the discretion of the Board of Directors) of the after-tax profit, as determined under PRC GAAP, which can only be used for the collective welfare of the employees.

15. REVENUES

Revenue primarily comprises the fees earned by the Group for the use of the Group's electronic travel distribution, airport passenger processing and air cargo systems, which provide flight seat control and sales, real-time check in, flight allocation, cargo management services and data-intensive communication services.

These fees are primarily effected on terms determined by CAAC and other relevant PRC authorities. A substantial portion of these fees was generated from customers which have become shareholders of the Company after the Reorganisation.

(1) Electronic travel distribution services are provided by the Group's Inventory Control System and Computer Reservation System, which provide real-time flight seat control and flight reservation information for the airlines and travel agencies.

(2) Airport passenger processing services are provided by the Group's Airport Passenger Processing System, which provides check-in, boarding, baggage control, flight navigation and flight allocation services for airlines and airports located in the PRC and in several foreign cities.

(3) The Group charges airlines, airports and travel agencies for the use of the Group's systems for data communication.

(4) The Group provides air cargo systems and computer system installation services to airlines and airports. In addition, the Group also sells equipment related to the use of the Group's systems to airlines, airports and travel agencies.

(Amounts expressed in Renminbi ("RMB") unless otherwise stated)

16. PROFIT BEFORE TAXATION

Profit before taxation is arrived at after charging (crediting) the following:

	2000	1999
	RMB'000	*RMB'000*
After charging:		
Interest expense on bank loans repayable within five years	**47**	4,436
Less: amounts capitalised in assets under construction	**—**	—
Net interest expense	**47**	4,436
Depreciation	**104,857**	88,218
(Gain) loss on disposal of property, plant and equipment	**(20)**	563
Operating lease rentals	**31,516**	18,670
Provision for decline in net realisable value of inventories	**433**	25
Write-off and provision for doubtful debts	**891**	407
Cost of inventories	**20,273**	21,944
Contributions to defined contribution pension scheme	**857**	385
Auditor's remuneration	**1,143**	265
Exchange loss	**43**	14
Contribution to housing fund	**826**	365
After crediting:		
Interest income	**5,043**	3,056

17. TAXATION

Enterprise Income Tax

	2000	1999
	RMB'000	*RMB'000*
PRC enterprise income tax	**94,166**	103,742
Deferred taxation	**—**	—
	94,166	103,742

17. TAXATION *(continued)*

Under PRC income tax law, the Company is subject to enterprise income tax at a rate of 33% on the taxable income as reported in its statutory accounts which are prepared based on the accounting principles and financial regulations applicable to PRC enterprises. However, the Company was registered as a new technology enterprise in October 2000 in Zhongguancun Haidian Science Park and has been approved by the Haidian State Tax Bureau ("HSTB") to enjoy an exemption from enterprise income tax from October 1, 2000 to December 31, 2002.

The Company's subsidiaries are entitled to different preferential tax rates, ranging from 7.5% to 33%. These subsidiaries are located in special economic zones (Hainan Cares and Shenzhen Cares) for which the applicable tax rate is 15%, or designated as "New Technology Enterprise" (Chongqing Cares) for which the applicable tax rate is 33%. In addition, these subsidiaries are entitled to certain reductions in tax rates in their initial years of operation.

The reconciliation of enterprise income tax at the statutory rate of 33% applied to income before taxation for the years ended December 31, 2000 and 1999, to the effective rate actually recorded in the consolidated statements of income, is as follows:

	2000	1999
Statutory tax rate	**33.0%**	33.0%
Effect of tax holidays available to the Company	**(5.9)%**	—
Effect of preferential tax rates applicable to certain subsidiaries	**(0.4)%**	(0.1)%
Effective income tax rate	**26.7%**	32.9%

There were no material temporary differences for which deferred taxation had not been provided for as at the balance sheet dates.

The effect of tax holidays available to the Company and the preferential tax rates applicable to certain subsidiaries is as follows:

	2000	1999
	RMB'000	*RMB'000*
Aggregate amount	**22,342**	195
Per share effect	**0.0387**	0.0003

(Amounts expressed in Renminbi ("RMB") unless otherwise stated)

17. TAXATION *(continued)*

Business Taxes

The Group is subject to business taxes on its service revenues:

Electronic travel distribution, airport passenger processing, air cargo systems and data communication services	3%
Training, technical support service, rental and others	5%

Value-Added Tax ("VAT")

The Group was certified by the tax authorities as a small-scale VAT payer, and required to pay VAT at the rate of 4% levied on certain of its revenue items, including equipment sales, maintenance and design services. Input VAT paid on purchase of goods and services could not be used to offset VAT payable. Since the incorporation of the Company on October 18, 2000, the Company has been required to pay VAT at the rate of 17% as an ordinary VAT payer. An input VAT credit is available whereby input VAT previously paid on purchases of equipment for sale and spare parts can be used to offset the output VAT on sales.

18. RELATED PARTY TRANSACTIONS

Entities are considered to be related if one has the ability to control the other, directly or indirectly, or has the ability to exercise significant influence over the financial and operating decisions of the other. Entities are also considered to be related if they are subject to common control or common significant influence.

The following is a summary of significant recurring transactions carried out with the Group's related parties for the years ended December 31, 2000 and 1999.

(Amounts expressed in Renminbi ("RMB") unless otherwise stated)

18. RELATED PARTY TRANSACTIONS *(continued)*

(1) Related parties

The related parties of the Company and the group are as follows:

Name	Relation ship with the Company	Shareholding percentage
CACI	Shareholder of the Company	34.38%
Southern Airlines Group Co. (i)	Shareholder of the Company	14.41%
Eastern Air Group Co. (i)	Shareholder of the Company	11.90%
Air China (i)	Shareholder of the Company	10.07%
China Southwest Airlines Co. (i)	Shareholder of the Company	4.40%
China Northern Airlines Co. (i)	Shareholder of the Company	4.27%
China Northwest Airlines Co. (i)	Shareholder of the Company	4.02%
Yunnan Airlines (i)	Shareholder of the Company	3.03%
Xinjiang Airlines (i)	Shareholder of the Company	1.49%
China National Aviation Corp. (i)	Shareholder of the Company	1.02%
Air Greatwall Co. (i)	Shareholder of the Company	0.46%
Xiamen Airlines Limited Company (ii)	Shareholder of the Company	3.80%
Hainan Airlines Company Limited (ii)	Shareholder of the Company	1.92%
China Xinhua Airlines Co. (ii)	Shareholder of the Company	1.31%
Shenzhen Airlines Ltd. Co. (ii)	Shareholder of the Company	1.08%
Shanghai Airlines Ltd. Co. (ii)	Shareholder of the Company	0.99%
Shandong Airlines Co., Ltd. (ii)	Shareholder of the Company	0.75%
Sichuan Airlines Co. (ii)	Shareholder of the Company	0.30%
Wuhan Airlines Co. (ii)	Shareholder of the Company	0.23%
Changan Airlines Limited (ii)	Shareholder of the Company	0.14%
Shanxi Airlines Co. (ii)	Shareholder of the Company	0.03%
Macau Airlines Limited	Subsidiary of China National Aviation Corp.	—
Zhejiang Airlines	Subsidiary of China National Aviation Corp.	—
Fujian Airlines Co.	Subsidiary of Xiamen Airlines Limited Company	—
Guizhou Airlines Company Limited	Subsidiary of Southern Airlines Group Co.	—
Nanjing Airlines Co.	Subsidiary of China Northwest Airlines Co.	—
China Northern Airlines Sanya Ltd.	Subsidiary of China Northern Airlines Co.	—
China North Swan Airlines Co.	Subsidiary of China Northern Airlines Co.	—
Sociètè Internationale De Tèlècommunications Aeronautiques S.C. ("SITA")	Parent Company of Sociètè Internationale de Tèlècommunications Aeronautiques Greater China Holdings Limited ("SITA Subsidiary"), a joint venture partner in InfoSky, a joint venture enterprise established between CACI and SITA Subsidiary	—

(Amounts expressed in Renminbi ("RMB") unless otherwise stated)

18. RELATED PARTY TRANSACTIONS *(continued)*

(1) Related parties *(continued)*

Note:

(i) Representing the ten airline companies under the direct supervision and control of CAAC which received the Company's Domestic Shares at no consideration pursuant to the Reorganisation as mentioned in Note 1.

(ii) Representing other airline companies which subscribed for Domestic Shares in the Company pursuant to the Reorganisation as mentioned in Note 1.

(2) Related party transactions

The Group had the following material related party transactions for the years ended December 31, 2000 and 1999.

(i) Revenue for electronic travel distribution, airport passenger processing, data communication services and air cargo systems services, the pricing of which was based on negotiated prices with these related parties with reference to the pricing standards prescribed by CAAC where applicable.

Name	**2000** ***RMB'000***	1999 *RMB'000*
Southern Airlines Group Co.	**90,646**	82,890
Eastern Air Group Co.	**56,790**	53,045
Air China	**68,205**	60,694
China Southwest Airlines	**43,218**	38,050
China Northern Airlines	**39,334**	28,073
China Northwest Airlines	**31,739**	17,456
China Yunnan Airlines	**27,594**	27,744
China Xinjiang Airlines	**14,263**	9,905
China National Aviation Corp.	**2,328**	2,662
Xiamen Airlines	**35,956**	29,699
Hainan Airlines Company Limited	**31,732**	21,833
China Xinhua Airlines	**13,224**	11,790
Shenzhen Airlines Ltd.	**11,490**	6,800
Shanghai Airlines Ltd.	**25,106**	18,668
Shandong Airlines Co., Ltd.	**12,232**	7,458
Air Greatwall	**2,501**	2,682
Sichuan Airlines	**12,462**	9,130
Wuhan Airlines	**9,203**	6,110
Changan Airlines Limited	**1,099**	853
Shanxi Airlines	**453**	210
Air Macau Company Limited	**10,216**	10,132
Zhejiang Airlines	**7,517**	6,359
Fujian Airlines	**2,256**	2,216
Guizhou Airlines Company Limited	**167**	430
Nanjing Airlines	**3,242**	1,593
China Northern Airlines Sanya Ltd.	**3,909**	3,355
China Northern Swan Airlines	**4,547**	3,617
Total	**561,429**	463,454

In the Directors' opinion, these transactions were carried out with related parties in the ordinary course of business and on normal commercial terms.

(Amounts expressed in Renminbi ("RMB") unless otherwise stated)

18. RELATED PARTY TRANSACTIONS *(continued)*

(2) Related party transactions *(continued)*

(ii) Lease of office and equipment from CACI

For the years ended December 31, 2000 and 1999, operating lease rentals for lease of office buildings and equipment from CACI amounted to RMB20,620,000 and RMB7,360,000 respectively. The pricing of operating lease rentals for buildings is based on agreed rates with CACI with reference to market rentals. The operating lease rentals for equipment is determined based on the historical depreciation expenses of the equipment.

(iii) Network usage fees paid to SITA

For the years ended December 31, 2000 and 1999, network usage fees paid to SITA amounted to RMB37,481,000 and RMB20,971,000 respectively. The network usage fees were determined based on the rates agreed between SITA and the Company.

(Amounts expressed in Renminbi ("RMB") unless otherwise stated)

18. RELATED PARTY TRANSACTIONS *(continued)*

(3) Balance with related parties

Balances with related parties mainly comprised:

(i) Due from related parties

	The Group		The Company	
Name	**2000**	1999	**2000**	1999
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Southern Airlines Group Co.	**—**	200	**—**	200
Eastern Air Group Co.	**28,085**	72,532	**28,085**	72,532
Air China	**24,092**	59,464	**24,092**	59,464
China Southwest Airlines Co.	**30,181**	25,709	**30,181**	25,709
China Northern Airlines Co.	**22,582**	16,079	**22,582**	16,079
China Northwest Airlines Co.	**26,878**	14,990	**26,878**	14,990
Yunnan Airlines Co.	**4,229**	3,764	**4,229**	3,764
Xinjiang Airlines Co.	**1,867**	1,430	**1,867**	1,430
China National Aviation Corp.	**1,930**	3,898	**1,930**	3,898
Xiamen Airlines Limited Company	**12,527**	4,748	**12,527**	4,748
Hainan Airlines Company Limited	**19,196**	10,289	**19,196**	10,289
China Xinhuan Airlines Co.	**7,237**	6,257	**7,237**	6,257
Shenzhen Airlines Ltd.	**5,263**	2,018	**5,263**	2,018
Shanghai Airlines Ltd. Co.	**11,768**	6,689	**11,768**	6,689
Shandong Airlines Co., Ltd.	**4,650**	5,221	**4,650**	5,221
Air Greatwall Co.	**580**	765	**580**	765
Sichuan Airlines Co.	**3,188**	3,029	**3,188**	3,029
Wuhan Airlines Co.	**6,101**	2,396	**6,101**	2,396
Changan Airlines Limited	**934**	199	**934**	199
Shanxi Airlines Co.	**57**	—	**57**	—
Macau Airlines Limited	**9,918**	14,869	**9,918**	14,869
Zhejiang Airlines	**2,634**	1,099	**2,634**	1,099
Fujian Airlines Co.	**146**	687	**146**	687
Guizhou Airlines Company Limited	**2**	14	**2**	14
Nanjing Airlines	**1,897**	620	**1,897**	620
China Northern Airlines Sanya Ltd.	**266**	686	**266**	686
China North Swan Airlines	**3,637**	2,316	**3,637**	2,316
Total	**229,845**	259,968	**229,845**	259,968

(Amounts expressed in Renminbi ("RMB") unless otherwise stated)

18. RELATED PARTY TRANSACTIONS *(continued)*

(3) Balance with related parties *(continued)*

(ii) Due to related parties

	The Group		The Company	
Name	**2000**	1999	**2000**	1999
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Eastern Air Group Co.	**256**	256	**256**	256
China Northern Airlines Co.	**179**	179	**179**	179
Southern Airlines Group Co.	**—**	4,622	**—**	4,622
China Southwest Airlines Co.	**—**	959	**—**	959
CACI	**—**	30,350	**—**	30,350
SITA	**3,407**	—	**3,407**	—
Air Great Wall Co.	**2,840**	—	**2,840**	—
Total	**6,682**	36,366	**6,682**	36,366

The balance with related parties were unsecured, non-interest bearing and generally repayable within six months.

The balances with related parties primarily arose from the above related party transactions.

19. DIRECTORS', SENIOR EXECUTIVES' AND SUPERVISORS' EMOLUMENTS

	2000	1999
	RMB'000	*RMB'000*
Fees for executive directors	**—**	—
Fees for non-executive directors	**—**	—
Fees for supervisors	**—**	—
Other emoluments for executive directors:		
— basic salaries and allowances	**227**	123
— bonus	**379**	297
— retirement benefits	**33**	16
Other emoluments for non-executive directors	**277**	223
Other emoluments for supervisors	**338**	270
Total emoluments	**1,254**	929

No director had waived or agreed to waive any emoluments during the years.

19. DIRECTORS', SENIOR EXECUTIVES' AND SUPERVISORS' EMOLUMENTS *(continued)*

Details of emoluments paid to the five highest-paid employees (mainly senior executives) were:

	2000	1999
	RMB'000	*RMB'000*
Basic salaries and allowances	**253**	172
Bonus	**449**	391
Retirement benefits	**37**	22
Other	**—**	—
	739	585
Number of directors	**4**	3
Number of employees	**1**	2
	5	5

The annual emoluments paid during the years ended December 31, 2000 and 1999 to each of the directors (including the five highest paid employees) fell within the band from RMB nil to RMB1 million.

During the years ended December 31, 2000 and 1999, no emolument was paid to the five highest-paid individuals (including directors and employees) as an inducement to join or upon joining the Company or as compensation for loss of office.

20. RETIREMENT BENEFITS

All the full time employees of the Group are covered by a state-sponsored pension scheme under which the employees are entitled to an annual pension equal to their basic salaries at their retirement dates. The PRC government is responsible for the pension liability to these retired employees. The Group was required to make specified contributions to the state-sponsored pension scheme at the rates of 14.5% and 13% of the employees' basic salaries for the years ended December 31, 2000 and 1999 respectively. The contribution to the pension scheme made by Group for the years ended December 31, 2000 and 1999 amounted to RMB857,000 and RMB385,000 respectively. Under this scheme, the Group has no obligation for post-retirement benefits beyond the annual contributions made.

(Amounts expressed in Renminbi ("RMB") unless otherwise stated)

21. HOUSING FUND

All the full-time employees of the Group are entitled to participate in a state-sponsored housing fund. The fund can be used by the Group for the construction of employee quarters, by the employees for housing purchases, or may be withdrawn upon their retirement. The Group is required to make annual contributions to a state-sponsored housing fund equivalent to a certain percentage of each employee's salary. The contribution by the Group to the housing fund for the years ended December 31, 2000 and 1999 amounted to approximately RMB826,000 and RMB365,000, respectively.

All of the employees of the Group who were previously employees of CACI were covered by CACI's employee housing benefits scheme. That scheme reflected the State housing reform policy of the PRC applicable to CACI. Under the scheme, CACI staff were entitled to purchase staff quarters at preferential rates set by the PRC government. The cost of these housing benefits incurred and borne by CACI amounted to approximately RMB32.4 million and RMB13.6 million, for the years ended December 31, 2000 and 1999, respectively. CACI has given an undertaking to the Group that it would continue to provide such housing benefits to those employees of the Group who were previously employees of CACI and who were beneficiaries under CACI's employee housing benefits scheme. CACI has undertaken that it would not require the Group to reimburse any costs or losses that CACI has incurred or would incur in this regard. Except for the contributions to the housing fund described above, the Group does not have any contractual obligations to provide these benefits to its employees or otherwise reimburse CACI any costs of providing these benefits.

22. EARNINGS PER SHARE AND DIVIDENDS

Earnings per share for the years ended December 31, 2000 and 1999 have been computed by dividing net profit of RMB256,592,000 and RMB208,038,000 respectively, by 577 million shares outstanding immediately prior to the offering of the Company's shares.

Earnings per share presented for the years ended December 31, 2000 and 1999 are calculated on the above basis without adjusting for the pro forma changes in the number of new shares that might have resulted from additional contributions from CACI over the two years.

No diluted earnings per share was presented as there were no potential dilutive ordinary shares outstanding during the years ended December 31, 2000 and 1999.

Pursuant to a shareholders' resolution dated October 18, 2000, the Company decided to declare a special dividend to its existing shareholders in an amount equal to the lesser of (i) the distributable profits under PRC GAAP of the Group for the period from April 1, 2000 to December 31, 2000 and (ii) 10% of the net proceeds of the Offering. The holders of the H Shares are not entitled to this special dividend. The special dividend determined pursuant to such resolution amounted to approximately RMB124.1 million, which is approximately RMB2 million less than 10% of the estimated net proceeds of the Offering. CACI is obligated to pay the shortfall and is entitled to seek repayment from those parties who were shareholders immediately prior to the Offering on a pro rata basis within two years.

After the special dividend of RMB124.1 million as mentioned above, the reserve available for distribution as at December 31, 2000 was nil, which is the lesser of the amounts determined in accordance with PRC GAAP and IAS.

(Amounts expressed in Renminbi ("RMB") unless otherwise stated)

23. COMMITMENTS

(a) Capital commitments

As at December 31, 2000, the Group had the following capital commitments:

	RMB'000
Authorised and contracted for	31,138
Authorised but not contracted for	—
Total	31,138

The above capital commitments primarily relate to the acquisition and installation of the new generation electronic travel distribution system.

Approximately RMB29.4 million capital commitments outstanding as at December 31, 2000 was denominated in U.S. dollars (approximately US$3.6 million).

(b) Operating lease commitments

As at December 31, 2000, the Group had the following commitments under operating leases:

	RMB'000
Within one year	30,230
Later than one year but not later than five years	113,845
Later than five years	141,751
Total	285,826

(c) Technical support fee

As at December 31, 2000, the Group had total technical support fee commitments of approximately RMB14.2 million.

24. NOTES TO STATEMENT OF CASH FLOWS

(a) Reconciliation of profit before taxation to cash generated from operations:

	2000	1999
	RMB'000	*RMB'000*
Profit before taxation and minority interests	**353,054**	314,960
Adjustments for:		
Depreciation and amortization	**104,857**	88,218
Interest income	**(5,043)**	(3,056)
Interest expense	**47**	4,436
(Gain) Loss on disposal of property, plant and equipment	**(20)**	563
Loss on revaluation of property, plant and equipment	**2,700**	—
Write-off and provision for doubtful debts	**891**	407
Provision for decline in net realisable value of Inventories	**433**	25
Share of results from associated companies	**(3,446)**	(392)
Operating profit before working capital changes	**453,473**	405,161
(Increase) Decrease in current assets:		
Accounts receivable	**(6,576)**	(14,969)
Inventories	**5,037**	3,430
Prepayments and other current assets	**(12,621)**	(10,321)
Due from related parties	**30,123**	(1,128)
Increase (Decrease) in current liabilities:		
Accounts payable and accrued liabilities	**8,156**	(14,598)
Deferred revenue	**7,592**	(1,537)
Due to related parties	**(29,684)**	12,941
Taxes payable	**45,337**	2,436
Cash generated from operations	**500,837**	381,415

24. NOTES TO STATEMENT OF CASH FLOWS *(continued)*

(b) Analysis of cash and cash equivalents

As at December 31, cash and cash equivalents consisted of:

	The Group		The Company	
	2000	1999	**2000**	1999
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Cash				
RMB	**133**	246	**1**	204
Demand deposits				
RMB	**583,845**	162,699	**550,770**	143,391
HKD denominated	**751**	92	**—**	—
	584,596	162,791	**550,770**	143,391
Total cash and cash equivalents	**584,729**	163,037	**550,771**	143,595

25. FINANCIAL INSTRUMENTS

The Group's financial instruments mainly consist of demand deposits with bank, short-term bank deposits, accounts receivable, due from related parties, accounts payable, due to related parties and bank loans. The carrying amounts of the Group's demand deposits with bank, short-term bank deposits, balances with related parties, accounts receivable and accounts payable approximated their fair values as at the balance sheet dates because of the short maturity of those instruments. The carrying amount of bank loans approximated its fair value based on borrowing rates available for bank loans with similar terms and maturity.

Credit risks

The extent of the Group's credit exposure is represented by aggregated balance of demand deposits with bank, short-term bank deposits, accounts receivable and amounts due from related parties. The maximum credit risk exposure in the event that other parties fail to perform their obligation under these financial instruments was approximately RMB899 million and RMB490 million as at December 31, 2000 and 1999, respectively.

Counterparties to financial instruments consist of State-owned banks in the PRC, and a large number of airlines and travel agents. The Group does not expect any counterparties to fail to meet their obligations. The Group has concentrations of credit risk with these entities.

(Amounts expressed in Renminbi ("RMB") unless otherwise stated)

25. FINANCIAL INSTRUMENTS *(continued)*

Interest rate risk

The interest rates and terms of repayment of bank loans of the Group are disclosed in Note 10 above.

Foreign currency risk

The Group has foreign currency risk as certain of its payables to equipment suppliers are denominated in foreign currencies, principally U.S. dollars. Fluctuation of the exchange rates of Renminbi against foreign currencies could affect the Group's results of operations.

26. BUSINESS AND OTHER RISKS

Business risks

The Group conducts its operations in the PRC and accordingly is subject to special considerations and significant risks not typically associated with investments in equity securities in United States of America and Western European countries. These include risks associated with, among others, the political, economic and legal environments, influence of national authorities over pricing regulation and competition in the industry.

Adequate financing for future expansion

Substantial financing will be required by the Group to broaden its existing range of services and develop new services, in particular, the construction of a new generation electronic travel distribution system. There is no assurance that adequate financing will be available to the Group on acceptable terms. If adequate capital is not available, the business prospects of the Group will be adversely affected.

Taxation risk

Since PRC tax laws are subject to interpretations by relevant PRC authorities, the tax positions adopted by various entities comprising the Group may be subject to examination by PRC authorities during the normal course of the business. The preferential tax treatment these entities obtained, including the exemption from enterprise income tax available to the Company, may also be subject to review and confirmation by higher authorities. Management believes that the possibility of material additional tax liabilities that may accrue for the year ended December 31, 2000 in the course of a future tax examination of the Group is remote.

(Amounts expressed in Renminbi ("RMB") unless otherwise stated)

27. SEGMENT REPORTING

The Group conducts its business within one business segment - the business of providing electronic travel distribution, airport passenger processing, air cargo system, data network service and internet-based travel platform services in the PRC. The Group's chief decision maker for operation is considered to be the Group's General Manager. The information reviewed by the General Manager is identical to the information presented in the consolidated statement of income. No segment income statement has been prepared by the Group during the years ended December 31, 2000 and 1999. The Group also operates within one geographical segment because its revenues are primarily generated in the PRC and its assets are located in the PRC. Accordingly, no geographical segment data is presented.

28. NEW ACCOUNTING STANDARDS

The IASC issued IAS 39, "Financial Instruments - Recognition and Measurement" and IAS 40, "Investment Property", in 1998 and 2000, respectively. Both standards will become effective for the fiscal year beginning on or after January 1, 2001. IAS 39 establishes standards for recognising, measuring and disclosing information about an enterprise's financial assets and financial liabilities, including accounting for hedging transactions. IAS 40 prescribes the accounting treatment for investment property. Management believes the effect of adoption of IAS 39 and IAS 40 will not have a material impact on the Group's consolidated financial statements.

29. SUBSEQUENT EVENTS

The Company issued 310,854,000 H shares at HK$4.1 per share in February 2001, which were listed on The Stock Exchange of Hong Kong Limited on February 7, 2001.

30. APPROVAL OF FINANCIAL STATEMENTS

The financial statements were approved by the Board of directors on April 11, 2001.

Consolidated Balance Sheets

	As at December 31,			
	1997	1998	1999	2000
	RMB'000	RMB'000	RMB'000	RMB'0000
ASSETS				
Property, plant and equipment, net	283,521	280,780	326,921	**281,944**
Investments in associated companies	—	—	3,132	**6,424**
	283,521	280,780	330,053	**288,368**
Current assets				
Cash and cash equivalents	409,502	505,943	163,037	**584,729**
Short-term bank deposit	—	11,519	16,984	**27,406**
Accounts receivable, net	32,090	36,036	50,599	**56,284**
Inventories	18,553	18,455	15,150	**9,680**
Prepayments and other current assets	15,745	8,420	18,741	**31,362**
Due from related parties	224,039	258,840	259,968	**229,845**
	699,929	839,213	524,479	**939,306**
Total assets	983,450	1,119,993	854,532	**1,227,674**
EQUITY AND LIABILITIES				
Capital and Reserves				
Paid in capital	260,133	260,133	260,133	**577,304**
Capital surplus	155,445	156,138	155,934	**167,506**
Statutory reserves	109,768	137,574	175,854	**25,202**
Accumulated deficit	(103,171)	(63,307)	(21,756)	**—**
	422,175	490,538	570,165	**770,012**
Minority interests	12,652	20,682	21,168	**32,735**
Long term bank loan	411,800	439,800	—	**—**
Current liabilities				
Current portion of long-term bank loan	—	—	800	**—**
Accounts payable and accrued liabilities	64,529	71,394	57,002	**65,158**
Deferred revenue	6,993	2,325	788	**8,380**
Due to related parties	21,435	23,425	36,366	**6,682**
Dividends payable	—	—	—	**124,051**
Taxes payable	43,866	71,829	168,243	**220,656**
	136,823	168,973	263,199	**424,927**
Total equity and liabilities	983,450	1,119,993	854,532	**1,227,674**

Consolidated Statements of Income

	Year ended December 31,			
	1997	1998	1999	**2000**
	RMB'000	*RMB'000*	*RMB'000*	***RMB'0000***
Revenues:				
Electronic travel distribution	343,190	302,846	358,793	**439,119**
Airport passenger processing	54,150	71,325	98,220	**155,546**
Data communication services	72,952	87,088	99,879	**108,960**
Equipment sales and other	39,343	25,878	46,762	**38,362**
Total revenues	509,635	487,137	603,654	**741,987**
Business taxes and other surcharges	(16,081)	(15,832)	(19,344)	**(24,735)**
Net revenues	493,554	471,305	584,310	**717,252**
Operating expenses:				
Depreciation	(78,457)	(92,964)	(88,218)	**(104,857)**
Network usage	(25,279)	(30,940)	(34,803)	**(54,772)**
Personnel	(35,837)	(27,184)	(33,787)	**(39,656)**
Operating lease rentals	(31,178)	(12,870)	(18,670)	**(31,516)**
Technical support services	(19,478)	(14,122)	(5,665)	**(15,885)**
Cost of equipment sold	(8,256)	(6,379)	(12,738)	**(9,131)**
Repairs and maintenance	(18,166)	(15,870)	(15,860)	**(26,410)**
Commission and promotion expenses	(3,183)	(7,752)	(18,002)	**(26,933)**
Other operating expenses	(31,669)	(26,258)	(41,248)	**(60,676)**
Total operating expenses	(251,503)	(234,339)	(268,991)	**(369,836)**
Operating profit	242,051	236,966	315,319	**347,416**
Financial income (charges), net	(17,212)	(17,883)	(960)	**4,921**
Share of results from associated companies	—	—	392	**3,446**
Other (expenses) income, net	953	(7,627)	209	**(2,729)**
Profit before taxation	225,792	211,456	314,960	**353,054**
Taxation	(73,987)	(68,753)	(103,742)	**(94,166)**
Income before minority interests	151,805	142,703	211,218	**258,888**
Minority interests	(3,103)	(5,317)	(3,180)	**(2,296)**
Net profit	148,702	137,386	208,038	**256,592**
Earnings per share, basic and diluted (RMB)	0.26	0.24	0.36	**0.44**
Number of shares outstanding (million)	577	577	577	**577**

Note 1. The above supplementary financial information is derived from the combined financial information of the Company and its subsidiaries (collectively the "Group") in the accountants' report included in the prospectus dated January 29, 2001 issued by the Company, as well as the audited financial statements included in this annual report. The supplementary financial information presents the financial position and operating results of the Group as if the Group had been in existence throughout the years presented, and has been prepared in accordance with International Accounting Standards.

Note 2. Earnings per share for each of the years presented is calculated on the basis of 577 million shares outstanding as at December 31, 2000 without adjusting for the pro forma changes in the number of new shares that might have resulted from additional contributions from Civil Aviation Computer Information Center over the years presented.

MAJOR EVENTS IN 2000

January	Agreements for the provision of ETD services are entered into with the Starwood chain and the Shanghai Jinjiang Group. These arrangements are some of the Company's first ventures outside its traditional commercial aviation-related business.
February	General implementation of the Billing Settlement Plan (BSP) system, an international standard for the issuing of air tickets.
March	Introduction of the Net Fare Display, which allows airlines to quote their point of sale fare information.
	The entire APP mainframe system is transferred and upgraded, resulting in better physical and systems security.
April	Introduction of electronic ticketing, which allows the entire process of seat reservation, issuing of tickets, gate designation, aircraft boarding and billing to be done electronically.
May	The ETD back-up mainframe system is formally put into service.
June	The Aviation Cares of Yunnan Information Company Limited is established to provide better support services to customers in the Yunnan region.
July	Introduction of "e-Term" software, which allows PC users to connect their system to the Company's ETD without using a dedicated leased line.
September	Introduction of "Backoffice", a new software developed by the Company which allows tour operators and travel agencies access to real-time information on ticketing sales.
	Introduction of code-sharing technology which allows airlines to share aircraft codes for the same flight routes.
	The Company acquires the equity stake of CACI in InfoSky, a joint venture established with a subsidiary of SITA, for the purpose of pooling resources in the business of providing air cargo services in China.
October	"Advance Seats Reservation" is introduced, allowing passengers to book their airline reservations and select their seats at the same time.
	OPEN/ENV technology is implemented to bridge the connection between the Company's host systems and open platforms such as Microsoft Windows NT and UNIX.
	Beijing New Technology Development Experimental Zone designates the Company as a "New Technology Enterprise", which entitles the Company to certain tax privileges.
December	New branch office established in Inner Mongolia.

NOTICE OF ANNAUL GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Annual General Meeting of TravelSky Technology Limited (the "Company") will be held at 10:00 a.m. on Monday, May 28, 2001 at the Conference Room, First Floor, Capital Airport Garden Hotel, Beijing, the People's Republic of China to consider the following businesses:

1. to consider and approve the report of the Directors for the year 2000;
2. to consider and approve the report of the Supervisory Committee for the year 2000;
3. to consider and approve the audited financial statements of the Company for the year 2000;
4. to consider and approve the appointment of Arthur Andersen & Co., Certified Public Accountants and Arthur Andersen • Hua Qiang Certified Public Accountants as the international and domestic auditors of the Company, respectively, for the year 2001 and to authorise the Directors to fix the remuneration thereof; and
5. to consider and approve other matters, if any.

By Order of the Board
Ding Weiping
Li Man Kit
Joint Company Secretaries

April 11, 2001

Notes:

1. The Register of Members of the Company will be closed from Saturday, April 28, 2001 to Monday, May 28, 2001 (both days inclusive), during which time no share transfers will be effected. Holders of the Company's H Shares and Domestic Shares whose names appear on the Register of Members of the Company at the close of business on Friday, April 27, 2001 are entitled to attend the annual general meeting. H Share transfers must be lodged with the share registrar of the Company's H Shares at or before 4:00p.m. on Friday, April 27, 2001 to entitle the transferee to attend the annual general meeting.

   The address of the share registrar of the Company's H Shares is:
   Hong Kong Registrars Limited
   2nd Floor, Vicwood Plaza
   199 Des Voeux Road Central
   Hong Kong

2. Each Shareholder entitled to attend and vote at the annual general meeting may appoint one or more proxies, whether a Shareholder or not, to attend and vote on his behalf at the annual general meeting. A proxy need not be a Shareholder.

3. Shareholders or their proxies should produce proof of identity and other documents as required under the Articles of Association of the Company when attending the annual general meeting. A proxy of a Shareholder who has appointed more than one proxy may only vote on a poll.

4. The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorised in writing, or in the case of a legal person, must either be executed under its seal or under the hand of a director or other attorney duly authorised to sign the same. If that instrument is signed by an attorney of the appointer, the power of attorney authorising that attorney to sign, or other document of authorisation, must be notarially certified. To be valid, for holders of Domestic Shares, the notarially certified power of attorney, or other document of authorisation, and the form of proxy must be delivered to the registered address of the Company not less than 24 hours before the time appointed for the holding of the annual general meeting. In order to be valid, for holders of H Shares, the above documents must be delivered to Hong Kong Registrars Limited within the same period.

5. Shareholders who intend to attend the annual general meeting in person or by proxy should return the reply slip for attending the annual general meeting to the registered address of the Company on or before May 8, 2001 personally or by mail or fax.

6. The annual general meeting is expected to last for half a day. Shareholders (or their proxies) attending the annual general meeting are responsible for their own transportation and accommodation expenses.

7. The registered address of the Company is as follows:

TravelSky Technology Limited
No. 128, Zhichun Road
Haidian District
Beijing 100086, PRC
Contact person: Ding Weiping
Tel: 86 10 - 84019073 / 6254 8382
Fax: 86 10 - 84019340 / 6254 8402

目錄

財務摘要	2
公司簡介	4
公司資料	5
董事、監事及公司秘書簡歷	9
董事長報告	14
業務回顧	20
財務回顧	28
董事會報告	35
監事會報告	46
核數師報告	47
資產負債表	48
合併損益表	49
合併股東權益變動表	50
合併現金流量表	51
財務報表附註	52
補充財務資料	85
二零零零年大事記	88
股東週年大會通告	89



財務摘要

合併財務資料

	截至十二月三十一日止年度			
	一九九七年	**一九九八年**	**一九九九年**	**二零零零年**
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元*
總收入	509,635	487,137	603,654	741,987
折舊、攤銷、息稅前盈餘(EBITDA)	321,461	322,303	404,138	452,990
除稅及少數股東權益前利潤	225,792	211,456	314,960	353,054
淨利潤	148,702	137,386	208,038	256,592
每股盈利(基本及攤薄)(人民幣元)	0.26	0.24	0.36	0.44

	於十二月三十一日			
	一九九七年	**一九九八年**	**一九九九年**	**二零零零年**
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元*
總資產	983,450	1,119,993	854,532	1,227,674
總負債	(548,623)	(608,773)	(263,199)	(424,927)
少數股東權益	(12,652)	(20,682)	(21,168)	(32,735)
股東權益	422,175	490,538	570,165	770,012

註釋1. 中國民航信息網絡股份有限公司(以下簡稱「本公司」，與其附屬公司合稱「本集團」)是一家於二零零零年十月十八日在中華人民共和國(「中國」)註冊成立的股份有限公司。民航計算機信息中心(「信息中心」)為籌備本公司H股股份之公開發售進行了集團重組(「重組」)。根據重組，本公司獲得了信息中心以往擁有的資產、負債及若干附屬公司及聯營公司之股權，以及在中國提供電子旅遊分銷、機場旅客處理、航空貨運系統、數據網絡及基於互聯網的旅遊平台服務之業務。重組之入帳方法乃基於本公司被視為是持續經營的企業個體，相應地，以上財務資料的編制是假設本公司現有的架構於以上各年度內已一直存在，而非自重組完成之日起才存在。

註釋2. 由於本公司的前身－信息中心成立於一九九七年一月，因而未提供一九九七年之前的比較財務信息。

註釋3. 截至一九九七年、一九九八年、一九九九年及二零零零年十二月三十一日止各年度的每股盈利是按照二零零零年十二月三十一日發行在外的5.77億股計算得出的，且沒有考慮因信息中心於有關年度增資而可能產生的新股所需作出的備考調整。

收入


人民幣千元
5.1%
38,362
14.7%
108,960
155,546
21.0%
439,119
59.2%
電子旅遊分銷
機場旅客處理
數據網絡服務
設備銷售及其他

淨利潤


人民幣千元
300,000
250,000
200,000
150,000
100,000
50,000
0
148,702
137,386
208,038
256,592
1997
1998
1999
2000

每股盈利(基本及攤薄)


人民幣元
0.5
0.4
0.3
0.2
0.1
0.0
0.26
0.24
0.36
0.44
1997
1998
1999
2000

公司簡介

中國民航信息網絡股份有限公司(「本公司」或連同其附屬公司稱「本集團」)是中國航空旅遊業資訊科技解決方案的主導供應商，本公司一直開發先進的應用程式及服務，滿足所有行業參與者(從航空公司、機場、非航空旅遊供應商、旅遊代理人、公司旅行客戶、航空旅客及貨運商)進行電子交易及管理與旅遊相關信息的需求。本公司的核心業務包括：

- 電子旅遊分銷(「ETD」)；
- 機場旅客處理(「APP」)；
- 航空貨運系統(「ACS」)；
- 數據網絡；及
- 基於互聯網的旅遊平台。


中国航信二月七日香港联交所挂牌上市

本公司於二零零零年十月十八日在中華人民共和國(「中國」)註冊成立，於下列附屬公司中持有控制性權益：海南民航凱亞有限公司、深圳民航凱亞有限公司、湖北民航凱亞有限公司、重慶民航凱亞信息技術有限公司、雲南民航凱亞信息有限公司及天信達信息技術有限公司 。本公司亦於下列聯營公司中持有重大權益：上海民航華東凱亞系統集成有限公司、瀋陽民航東北凱亞有限公司及成都民航西南凱亞有限責任公司。

本集團截至二零零零年十二月三十一日有員工675名。

本公司之H股於二零零一年二月七日在香港聯合交易所有限公司(「聯交所」)上市。本公司目前最大股東為民航計算機信息中心，持有本公司22.3%股本；本公司42.7%股本由20家中國商營航空公司持有，其中包括南方航空(集團)公司、東方航空集團公司及中國國際航空公司三個最大的中國商營航空公司；本公司其餘35.0%股本則由H股股東持有。

董事

楊軍	董事會董事長、執行董事(總經理)
黃源昌	執行董事(副總經理)
肖殷洪	執行董事(副總經理)
李曉軍	執行董事(副總經理)
丁衛平	執行董事(聯席公司秘書)
胡運琦	董事會副董事長、非執行董事
曹建雄	董事會副董事長、非執行董事
張學仁	董事會副董事長、非執行董事
劉春池	非執行董事
榮剛	非執行董事
馮剛	非執行董事
李曉光	非執行董事
施鼎豪	非執行董事
烏家培	獨立非執行董事
周國華	獨立非執行董事

監事

杜紅鷹	監事會主席
陳立宏	監事
王永強	監事
蔣孟冬	監事
宋金箱	監事
譚曉煦	監事
張欣	監事
王保樹	獨立監事

聯席公司秘書

丁衛平

李萬傑

公司網址

www.travelsky.net

核數師

安達信公司
執業會計師
香港
皇后大道中15號
置地廣場
公爵大廈21樓

法律顧問

香港法律：
年利達律師事務所
香港
中環
遮打道
歷山大廈10樓

中國法律：
競天公誠律師事務所
中國北京
朝陽門外大街20號
聯合大廈11及15樓
郵編100020

法定註冊地址和聯繫方式

中國民航信息網股份有限公司
中國北京海淀區
知春路128號
郵編100086

電話：(8610) 8401 9073 / 6254 8382
傳真：(8610) 8401 9340 / 6254 8402

香港營業地點

香港
灣仔
港灣道26號
華潤大廈
35樓3502室

上市地點

香港聯合交易所有限公司

股票代號：696

香港股份登記及過戶處

香港證券登記有限公司
香港中環
德輔道中199號
維德廣場2樓

股東可通過本公司互聯網網址*www.travelsky.net*取得本年報副本。

董事

董事長

楊軍，37歲，本公司董事會董事長兼總經理。楊先生為高級工程師，畢業於西北電信工程學院研究院，並持有電腦科學碩士學位。楊先生在中國電腦行業擁有十四年經驗。自一九八七年一月至一九九零年七月，楊先生在中國軟件技術公司擔任軟件工程師。彼於一九九零年七月至一九九四年九月分別出任中國電腦軟件與技術服務總公司(CS&S)開發部及網路工程部之副總經理及總經理，隨後於一九九四年十月至一九九八年八月出任CS&S之副總裁。楊先生自一九九八年八月至二零零零年八月擔任民航計算機信息中心之總經理。

執行董事

黃源昌，38歲，本公司執行董事兼副總經理。黃先生為高級工程師，畢業於南京工業大學，在中國航空業擁有接近二十年之管理及技術支持經驗。黃先生於一九八九年一月至一九九五年十月擔任民航計算機信息中心運行室之副主任及主任。自一九九五年十月至一九九九年五月，彼擔任民航計算機信息中心總經理之助理。黃先生自一九九九年五月至二零零零年八月擔任民航計算機信息中心之副總經理。

肖殷洪，38歲，本公司執行董事兼副總經理。肖先生乃高級工程師。彼畢業於浙江大學，在中國航空業擁有近二十年之管理及技術支持經驗。自一九八四年七月至一九九五年十月，肖先生任職於民航計算機信息中心應用室，自一九八八年十月起出任民航計算機信息中心應用室之副主任及主任。自一九九五年十月至一九九九年五月，彼擔任民航計算機信息中心總經理之助理。肖先生於一九九九年五月至二零零零年八月擔任民航計算機信息中心之副總經理。

李曉軍，44歲，本公司執行董事兼副總經理。李女士乃高級經濟師。彼畢業於中國人民大學，在中國航空業擁有近二十年管理經驗。自一九八三年三月至一九八八年五月，李女士任職於民航總局北京管理局計劃處。彼自一九八八年五月至一九九七年十二月擔任中國國際航空公司計劃處之副主任及主任。李女士自一九九七年十二月至二零零零年八月期間一直擔任民航總局人事教育司之處長。

丁衛平，49歲，本公司執行董事兼公司秘書。彼畢業於北京工業學院，在中國航空業擁有二十多年管理經驗。丁先生於一九七九年十二月至一九八四年五月任職於民航總局。彼自一九八四年五月至一九九九年七月任職於民航計算機信息中心，於一九九七年十月至二零零零年八月出任民航計算機信息中心之副主任，繼而晉升為副總工程師。丁先生自一九九八年三月起擔任民航計算機信息中心計劃處之處長。由一九九九年七月至二零零零年八月，彼擔任民航計算機信息中心公司重組部的主管。

非執行董事

胡運琦，60歲，董事會副董事長之一，彼為高級工程師。胡先生乃大學畢業生，在中國民航業有近三十年管理經驗。自一九六三年九月至一九九二年八月，胡先生擔任民航總局廣州管理局之技術員、技術顧問及副總工程師。彼於一九九二年八月至一九九八年五月出任中國南方航空(集團)公司之副總經理。胡先生自一九九八年五月以來一直擔任中國南方航空(集團)公司之副總裁。

曹建雄，41歲，董事會副董事長之一。曹先生乃一名經濟師。彼具有研究生學歷資格，在中國民航業擁有近二十年經驗。自一九八二年十二月至一九八七年十二月，曹先生擔任民航總局上海管理局之勞資部之助理。彼於一九八七年十二月至一九九六年三月出任中國東方航空公司人事科之科長，繼而出任中國東方航空發展公司及中國東方航空期貨經紀有限公司之總經理。曹先生自一九九六年三月至一九九六年十二月出任中國東方航空公司總經理之助理，並於一九九六年十二月至一九九九年十二月出任中國東方航空公司之副總經理兼財務總監。曹先生自一九九九年十二月以來一直擔任東方航空集團公司之副總裁。

張學仁，47歲，董事會副董事長之一。張先生乃高級經濟師。張先生畢業於四川外語學院，在中國航空業擁有近二十五年經驗。張先生於一九七九年三月至一九八二年七月出任民航總局德黑蘭辦事處之商務主任。彼於一九八二年返回北京，並出任民航總局北京管理局國際貨運部之副主任，直至一九九零年一月。彼自一九九零年一月至一九九八年四月擔任中國國際航空公司貨運部經理，並於一九九八年四月至一九九八年十二月出任中國國際航空公司天津分公司之總經理。張先生自一九九八年十二月以來一直擔任中國國際航空公司之副總裁。

劉春池，57歲，董事之一。劉先生乃高級經濟師。劉先生畢業於航空機械工程學院，在中國航空業擁有三十二年經驗。劉先生自一九六八年七月至一九八八年四月任職於民航總局北京管理局之政治部組織處。彼於一九八八年四月至一九九一年十一月出任中國國際航空公司組織部之副主任，繼而為主任。彼曾任新疆航空公司之副總經理及民航總局烏魯木齊管理局之副局長。劉先生自一九九八年十月至二零零零年八月期間一直擔任民航計算機信息中心之副總經理。劉先生現為民航計算機信息中心之總裁。

榮剛，38歲，董事之一。榮先生乃高級工程師。彼畢業於重慶大學，在中國航空業擁有近二十年經驗。榮先生自一九八三年八月至一九九六年五月任職於民航計算機信息中心。彼自一九九六年五月至一九九九年五月任職於民航總局。榮先生自一九九九年五月以來一直擔任民航計算機信息中心之副總裁。

馮剛，37歲，董事之一。馮先生為一名經濟師。彼畢業於四川大學，在中國航空業擁有十六年之管理經驗。馮先生自一九八七年十月至一九九二年三月出任西南航空公司之調度員及副經理。彼於一九九二年三月至一九九四年七月出任四川飛鷹航空開發公司之總經理。彼自一九九四年七月至一九九五年三月擔任西南航空公司市場推廣部之副經理，自一九九五年三月至一九九五年十月擔任西南航空公司聯屬貨運公司經理。馮先生自一九九五年十月以來一直擔任西南航空公司之副總經理。

李曉光，41歲，董事之一。彼畢業於天津民航學院，在中國航空業擁有十八年之管理及技術經驗。李先生於一九八二年七月至一九九二年十月出任中國北方航空公司的下屬航修廠技術部之工程師、副主管及主管。彼於一九九二年十月至一九九八年十月出任中國北方航空公司之副總工程師。李先生自一九九八年十月以來一直擔任中國北方航空公司之總工程師。

施鼎豪，49歲，董事之一。彼畢業於北京航空航天大學，在中國航空業擁有十九年之管理及技術經驗。施先生自一九七六年十二月至一九八零年四月擔任民航總局北京管理局之機械師。彼於一九八零年四月至一九九零年八月出任中國北方航空公司下屬航修廠之機械師及廠長。施先生自一九九四年八月以來一直擔任中國西北航空公司之副總經理。

獨立非執行董事

烏家培，69歲，中國著名經濟學家，一九五五年至一九八六年為中國科學院經濟研究所研究人員，後擔任中國社會科學院數量經濟與技術經濟研究所研究員、所長。自一九八七年至一九九八年，烏教授任職於國家信息中心副總經濟師、副主任、專家委員會主任。烏教授曾赴美國及日本留學並任客座教授。彼現為中國信息協會副會長，並為中國逾20所大學的兼職教授。烏教授為國務院學位委員會應用經濟學科評議組成員，有逾20部關於經濟學的著作。

周國華，55歲，擁有工程、金屬貿易、物業發展及酒店等各行各業之豐富經驗。周先生現為Consco Metals & Engineering Co. Ltd、Smooth Runner Company Limited、Constal Company Ltd. 及Cindic Holdings Limited的董事。

監事

杜紅鷹，41歲，本公司監事會主席。杜女士乃高級會計師，畢業於廈門大學，在中國航空業擁有十五年會計及財務經驗。杜女士自一九八二年八月至一九八五年一月擔任天津中國民用航空學院之教師。杜女士於一九八五年一月加入廈門航空公司，並自一九九九年擔任廈門航空公司計劃及財務部副總經理。

陳立宏，37歲，監事。陳先生乃高級會計師及大學畢業生。彼在中國航空業擁有近十五年之會計及管理經驗。陳先生自一九八一年一月至一九九零年八月擔任新疆奇台縣農機修造廠之技術員，其後出任新疆奇台縣審計局之審計師。彼自一九九零年八月至一九九三年一月出任財政部駐中央企業處之助理會計師。陳先生自一九九三年一月以來一直擔任新疆航空公司財務部之副主任。

王永強，30歲，監事。彼畢業於中國民航學院，在中國航空業擁有近十年經驗。王先生自一九九二年七月至一九九五年六月擔任中國新華航空公司之工程師。王先生於一九九五年六月至一九九七年十月出任海南航空股份有限公司之工程師、項目經理及翻譯。王先生自一九九七年三月至一九九七年八月在德國參加航空業高級管理培訓課程。王先生自一九九七年十月以來擔任海南航空股份有限公司之計算機信息中心主任及行政經理。

蔣孟冬，35歲，監事。蔣先生乃一名工程師，畢業於南京工業大學，在中國航空業擁有逾十五年經驗。蔣先生自一九八四年八月至一九九九年一月任職於民航總局雲南省局。蔣先生自一九九九年一月以來一直擔任雲南航空公司計算機信息中心之副經理。

宋金箱，52歲，本公司監事兼副總經濟師。彼畢業於北京航空學院，在中國航空業擁有近二十年管理經驗。宋先生自一九七六年十二月至一九八一年九月擔任民航總局之技術員。彼於一九八一年九月至一九九九年七月出任民航計算機信息中心之業務策劃部之副主任，繼而晉升為主任。宋先生於一九九九年七月至二零零零年八月擔任民航計算機信息中心之副總經濟師。

譚曉煦，54歲，本公司監事兼高級行政人員。譚先生乃高級工程師。彼畢業於北京軍區外語學院，在中國航空業有近二十年技術支持經驗。譚先生自一九七三年四月至一九七五年十月擔任北京軍區之技術員。彼於一九七五年十月至一九八零年十一月擔任民航總局北京管理局銷售代表。彼於一九八零年十一月至一九九九年七月擔任民航計算機信息中心應用技術部之技術員，繼而晉升為經理。譚先生於一九九九年七月至二零零零年八月以來一直擔任民航計算機信息中心之高級管理人員。

張欣，38歲，本公司監事兼高級技師。張先生在中國航空業擁有近二十年之技術經驗。張先生自，一九八一年十月至一九八八年十二月擔任民航總局之繪圖設計員。張先生自一九八八年十二月至一九九四年十一月擔任民航計算機信息中心之技師。自一九九四年十一月至二零零零年八月，張先生擔任民航計算機信息中心之高級技師。

王保樹，59歲，獨立監事。彼於一九六四年在北京政法學院畢業，為商業及經濟法教授。自一九六四年九月至一九六九年五月，王先生於北京市人民政府研究室任職，自一九七一年至一九七九年於北京市農機局辦公室政策研究組任職。自一九七九年二月至一九九八年六月間，王先生為中國社會科學院法律研究所副所長。自一九九八年六月以來，王先生一直為清華大學教授和法學院院長，彼亦於其他大學(包括南開大學及復旦大學)教授法律。王教授現為北京仲裁委員會副主任及北京市公平競爭專家諮詢委員會委員。

公司秘書

丁衛平亦為本公司之執行董事。

李萬傑，44歲，公司聯席秘書。李先生畢業於澳門東亞大學工商管理系及擁有北京大學法學士和國際法碩士學位，是英國特許秘書及行政人員公會及香港公司秘書公會會員。李先生於香港上市公司在法律輔助、行政管理及公司秘書工作上有多年經驗，曾掌管前列專業機構之公司部門超過十五年。

董事長報告[1]

二零零零年年度報告

二零零零年是本公司發展史上極不平凡的一年。為滿足中國航空旅遊業快速發展對資訊科技解決方案日益增長的需求，改進企業治理結構，提高企業營運效率，民航計算機信息中心和二十家中國商營航空公司於二零零零年十月發起設立了本公司，並於二零零零年致力本公司H股上市籌備工作，於二零零一年二月七日在香港聯合交易所有限公司成功上市。

投資者對本公司公開發售股份反應非常踴躍，本次股票發行共為本公司籌資約港幣13億元。市場的堅定支持是對本公司業務的極大認同，使本公司的管理層及員工倍受鼓舞。



1 在「董事長報告」一節中所列財務數據資料摘自本年度報告中列示的本集團合併財務報表。該合併財務報表的編制是假設本集團現存架構於截至二零零零年十二月三十一日止兩個年度內已一直存在。

二零零零年營運表現

作為中國航空旅遊業資訊科技解決方案的主導供應商，本公司各項業務在二零零零年保持了穩定的增長。本公司的電子旅遊分銷系統(ETD)處理中國商營航空公司航班訂座量達70.7百萬人次，佔中國商營航空公司航班訂座總量的97%，較一九九九年同期增長了11.1%；處理外國及地區航空公司的航班訂座量達2.8百萬人次，佔外國及地區航空公司在中國航班訂座總量的70%，較一九九九年同期增長了35.8%。

本公司的機場旅客處理系統(APP)處理機場出港旅客量為33.5百萬人次，佔國內機場出港總旅客量的47%，較一九九九年同期增長了48.7%。本公司的航空貨運系統(ACS)共處理2.2百萬張航空貨運單，較上年同期增長了22.6%。

這些數據奠定了本公司作為中國航空旅遊業資訊科技解決方案的領先供應商的地位。在二

中國航信建立了一個充分利用其技術優勢和領先市場地位的業務模式。其核心業務已經融入到中國航空旅遊業的每一個關鍵領域。

零零零年強勁的營運表現的基礎上，本公司已經形成了以ETD業務為主，以APP業務為重要支撐，以ACS、數據網絡、基於互聯網的旅遊平台等新興業務及為非航空業務(如汽車租賃及酒店預訂)提供資訊科技解決方案為補充的快速成長的業務格局。

二零零零年財務表現



本集團二零零零年的財務表現令人欣慰。截至二零零零年十二月三十一日止財政年度，本集團總收入為人民幣742.0百萬元，較一九九九年同期增長了22.9%；折舊、攤銷、息稅前盈餘（EBITDA）為人民幣453.0百萬元，較一九九九年同期增長了12.1%；淨利潤為人民幣256.6百萬元，較一九九九年同期增長了23.3%。

來自ETD的收入為人民幣439.1百萬元，較一九九九年同期增長了22.4%。來自國內的ETD收入與來自外國及地區的ETD收入之比率為84：16，而一九九九年同期則為87：13。

來自APP的收入為人民幣155.5百萬元，比一九九九年同期增長了58.4%。來自數據網絡服務的收入為人民幣109.0百萬元，較一九九九年同期增長了9.1%。ACS及基於互聯網的旅遊平台服務的合併收入為人民幣8.7百萬元，較一九九九年同期增長了57.9%。



二零零零年回顧

二零零零年，中國航空旅遊業保持了穩定的增長。在公司ETD系統處理來自中國商營航空公司航班訂座量與中國民航運輸總量保持同步增長的同時，處理來自外國及地區航空公司在中國的航班訂座量也迅速上升。



新一代ETD產品和技術(如淨價發佈、代碼共享、電子客票、機上座位預訂、基於TCP/IP的個人計算機產品、e-Term、AirManager和HotelAccess等)，已經大規模向航空公司、旅行服務公司和旅遊代理人等用戶推出。本公司技術部門也成功實現了主機系統與微軟視窗NT、UNIX等開放平台的連接。

本公司完成了在中國全國範圍內推行BSP系統的工作。此舉符合中國民用航空總局(民航總局)的指引，該指引要求從二零零一年一月一日起中國全部旅行社及商營航空公司均使用BSP出售機票。推行BSP乃中國旅遊業必須踏出的一步，因為它能夠通過本公司的ETD系統用中文或英文打印機票，使中國出售機票的程序符合國際標準。

在APP業務方面，本公司先後與桂林、杭州等8家機場簽定了APP前端系統建設新協議。這些協議將在二零零一年全面執行，屆時國內外使用本公司APP系統的機場將達到37家。同時本公司還繼續促使已經安裝APP系統的機場提高APP的使用率。

在數據網絡業務方面，本公司繼續推行網絡基礎設施升級計劃，目前已經將約七成網絡基礎設施中的節點升級至TCP/IP平台。本集團整個通訊線路已轉為數碼數據網絡(DDN)平台。本公司業務部門也已經完成了中央網管系統建設。

除投資核心業務外，本公司亦積極開拓新興業務領域。本公司的ACS用戶由一九九九年的2家增加到二零零零年十二月三十一日的12家。於二零零零年本公司獲受民航計算機信息中心在天信達信息技術有限公司(天信達)的權益，該公司原為民航計算機信息中心與Sociètè Internationale de Tèlècommunications Aeronautiques S.C. (SITA)的附屬公司於二零零零年成立的從事航空貨運業務的中外合資企業。天信達已於二零零一年一月一日起開始正式運營，預期其市場份額將佔中國航空貨運處理業務約60%。



本公司的其他新業務，例如基於互聯網提供旅遊服務傳送平台的e-Term產品，為亞太地區不同國家的500多家用戶服務。該項嶄新的解決方案與本公司發展的非航空旅遊業務相輔相承。在二零零零年，本公司還與Starwood酒店集團等三家酒店集團、中國人壽保險公司等三家保險公司分別簽訂了產品及服務銷售協議。

為了向中國大陸用戶提供更佳的服務，本公司在內蒙古設立了新的地區分銷中心，並與雲南航空公司合資成立了雲南民航凱亞信息有限公司作為雲南的地區分銷中心。此舉將進一步完善本公司的客戶及市場導向的業務模式。

本公司為用戶提供的服務極依重科技，故此，在討論二零零零年業務時，應分析本公司各個業務單元的系統可靠性。在此方面，本公司ICS、CRS、APP及ACS主機系統二零零零年可利用率分別為99.99%、99.99%、99.94%和99.98%，成績斐然。同時本公司也完成了ETD主機備份系統的建設及升檔，並轉移和升級了APP系統，大幅度地提高了系統性能和運行效率。

二零零一年展望

隨着中國航空旅遊業對資訊科技解決方案需求的日益增加，航空旅遊業參與者為取得準確及時的數據進行業務活動，對資訊科技供應商(如本公司)的依賴度將進一步提高。

二零零一年，本公司將根據一個五年計劃加快新一代ETD的建設和APP業務的推廣，以進一步鞏固其在中國航空旅遊業內主要資訊科技供應商的地位。本公司亦擬不斷開發領先的本

地化應用產品和服務，以滿足中國航空旅遊業飛速發展對尖端資訊科技的需求。本公司致力通過實施資本投資計劃、引進先進技術、加強企業管理、提高生產效率及改善用戶服務，以滿足本公司用戶的高度期望。

預期過去15年在中國航空旅遊業提供資訊科技解決方案所建立的主導優勢，將有助於本 公司將服務範圍拓展到其他新的業務領域，包括為汽車租賃公司、酒店集團、非航空旅遊供應商及在線分銷商提供資訊科技解決方案。本公司將進一步致力與互聯網技術融合，完善及採用已有的和新開發的資訊科技解決方案，從而使客戶能夠更便捷地使用本公司的核心ETD解決方案。

作為一家上市公司，本公司將遵循「以市場為導向、以用戶為中心」的理念，繼續改善培訓、運行、服務為一體的市場服務體系，進一步改善服務質量。本公司將在專業管理顧問的幫助下，擬構建新的組織結構，改善內部工作流程，建立績效考評體系，強化本公司激勵約束機制，從而提高本公司的營運效益。

本公司在二零零零年十一月與世界級旅遊分銷公司Sabre、Amadeus及電子數據網絡公司SITA建立策略性聯盟、並吸收國泰航空公司作為公司投資者的基礎上，將積極與其在產品研發、人員培訓、管理及運營經驗交流等方面尋求多種方式的合作，以抓住中國即將加入世界貿易組織所帶來的新機遇。本公司亦將在中國民航體制改革過程和資訊科技業發展中尋找戰略機會，收購或投資與本公司核心業務相關的其他業務。

在此，本人衷心感謝各位股東、投資者、董事會、全體員工的鼎力支持。本人相信，隨着本公司長期發展戰略的實施，將強化本公司作為中國航空旅遊業資訊科技主導供應商的地位，為各位股東帶來滿意的回報。



董事長

二零零一年四月十一日



業務回顧[1]

本公司是中國航空旅遊業資訊科技解決方案的主導供應商。本公司是中國商營航空公司供應管理解決方案的主要供應商，也在向國內旅遊代理人、售票處及消費者分銷中國商營航空公司產品及服務方面處於領先位置。本公司不斷開發領先的應用程式及服務，滿足從航空公司、機場、非航空旅遊供應商到旅遊代理人、公司旅行客戶、航空旅客及貨運商等所有行業參與者的需求，容許他們進行電子交易及管理與旅遊相關的信息。本公司的核心業務包括：

- 電子旅遊分銷；
- 機場旅客處理；
- 航空貨運系統；
- 數據網絡；及
- 基於互聯網的旅遊平台。



1 「業務回顧」一節中營運數據的編制是假設本集團現有架構於截至二零零零年十二月三十一日止兩個年度內已一直存在。



電子旅遊分銷系統

本公司的ETD系統為中國所有二十五家商營航空公司及澳門航空公司提供供應管理及航班預訂功能。本公司的ETD系統也直接連接約2,000家酒店、1間大型汽車出租公司、2家大型旅遊公司及3家旅遊保險公司。於二零零零年，本公司的ETD系統處理中國商營航空公司的訂座量約70.7百萬人次，較一九九九年同期增長了11.1%，約佔中國商營航空公司總旅客量的97%；另外，本公司在二零零零年處理外國及地區航空公司的訂座量約2.8百萬人次，較上一年同期增長了35.8%。本公司的ETD解決方案以兩個互相連接的重要系統為基礎，分別為供應控制系統(ICS)及計算機訂票系統(CRS)。







供應控制系統(「ICS」)

本公司的ICS是航空公司用於進行管理供應、追踪用戶記錄、控制座位分配、保存和分析重要數據以及業務決策支持的綜合後台管理系統。本公司的ICS系統容許航空公司用戶管理其供應及旅客數據處理，並為旅遊代理人分銷旅遊供應商的產品和服務提供電子旅遊分銷解決方案。ICS提供的服務和解決方案包括：常旅客管理、夥伴航空公司之間的代碼共享、電子客票及收益管理分析。中國全部二十五家商營航空公司及澳門航空公司的預訂管理以及航班訂位、航班時刻及航班票價信息均依賴本公司的ICS。除航空公司外，本公司的ICS亦有能力為其他旅遊供應商(包括旅遊公司、鐵路及郵輪公司)提供供應控制功能及管理服務。本公司的ICS系統按照國際航空運輸協會(國際航空協會)的數據交換標準，與八個國際全球分銷系統(GDS)建立主機間連接，容許外國和地區用戶或旅遊代理人直接預訂中國商營航空公司機票。





計算機訂票系統(「CRS」)

本公司的CRS是一個銷售分銷平台，能夠使旅遊供應商用戶擴展其產品的銷售範圍，及幫助旅遊代理人和消費者直接或間接地得到大量全球與旅遊相關的產品及服務。本公司的CRS系統容許中國的商營航空公司及其他旅遊供應商從本公司的ICS系統中獲取數據，分銷其產品，容許旅遊服務公司、旅遊代理人和消費者進行訂位服務。用戶可利用與本公司CRS和ICS連接的計算機終端，通過本公司的數據網絡或本公司提供的通過互聯網的e-Term產品訂購所有二十五家中國商營航空公司的座位。為拓展旅遊服務及解決方案的全球分銷功能，本公司的CRS系統已與八個國際GDS和外國及地區航空公司的供應控制系統聯接，使中國旅遊代理人可預訂全球約400家外國及地區航空公司的機票。全中國所有逾5,000家旅遊代理人在6,000多個營業地點，以及航空公司售票處和其他用戶，均通過中國逾300個城市及全球其他國家逾80個城市的28,000多個計算機終端與本公司CRS連接。另外，逾500家外國及地區旅遊代理人(大部份在亞洲)，使用本公司的CRS。



本公司的CRS是中國提供與旅遊相關產品的領先分銷平台，本公司是中國唯一提供經國際航空協會認可的BSP出票服務的CRS供應商。BSP系統最初由國際航空協會建立，連接航空公司、旅遊代理人、數據處理中心及結算銀行，令參與的航空公司及旅遊代理人能夠出售標準的BSP機票，並定期通過中央結算銀行自動結算付款。截至二零零零年十二月三十一日止，本公司已為中國3,990個用戶安裝了5,332部BSP打票機。此舉符合中國民用航空總局的指引，從二零零一年一月一日起，中國所有旅遊代理人及商營航空公司須停止出售手寫票，轉為採用BSP系統自動出售機票。



機場旅客處理系統

本公司APP系統的目標是提高航空公司的地面客戶服務質量及辦理事務的效率。在中國各地機場廣泛使用的APP系統，容許航空公司採用電子手段綜合來自不同機場的所有數據，實現航空公司之間的代碼共享、全程辦理夥伴航空公司旅客登機和轉機手續。本公司是中國目前最大的APP服務供應商，共有二十五家中國商營航空公司及澳門航空公司在二十四個國內主要機場、香港和澳門機場及三個國外機場使用本公司的APP系統。

於二零零零年，本公司的APP系統在這些機場處理了約33.5百萬名出港旅客，較一九九九年同期增長了48.7%。



航空貨運系統

本公司是中國自動航空貨運系統的領先供應商。本公司的中央實時ACS目前已為中國四家航空公司和八個機場所用。於二零零零年，本公司在中國處理了約2.2百萬張航空貨運單，較一九九九年同期增長了22.6%。本公司擬由與其策略性投資者Sociètè Internationale de Tèlècommunications Aeronautiques S.C.(「SITA」)一之附屬公司組建的中外合資企業天信達信息技術有限公司(「天信達」)經營中國航空貨運業務。天信達已於二零零一年一月一日正式營運。

數據網絡服務

本公司擁有並經營中國民航業最大的實時商務數據網絡。本公司通過其遍佈全國的數據網絡提供ICS、CRS、APP和ACS服務。於二零零零年，本公司已在內蒙古新設立了地區分銷中心，並與雲南航空公司一起在雲南成立了另一個地區分銷中心，以分銷本公司的產品和提供服務。此舉預期將進一步完善本公司的用戶及市場導向業務模式。本公司的數據網絡支持約28,000個用戶終端，覆蓋中國約300個城市，通過直接與SITA網絡連接，網絡覆蓋範圍擴大到全球80個城市。於二零零零年，本公司繼續推行網絡基礎設施升級計劃，並已經將約七成節點升級至傳輸控制協議／國際網絡通訊協定(TCP/IP)的開放平台。其餘節點的升級計劃預計於二零零一年完成。本公司的整個通訊線路也已經轉為數碼數據網絡(DDN)平台。本公司也已經完成了中央網管系統的建設。

基於互聯網的旅遊平台

本公司利用其核心的ETD系統、APP系統、數據網絡及ACS，結合互聯網科技，開發了基於互聯網的旅遊平台，提升現有的產品及服務，擴大分銷渠道，為中國航空旅遊業提供全面的資訊科技解決方案。本公司已與民航計算機信息中心訂立了一項業務合作協議，開發後者的信天遊商務網站業務，為旅遊供應商用戶的產品及服務提供另一個分銷渠道。本公司透過信天游網站提供直接接入ETD系統的接口，容許個人消費者預訂和訂購機票。信天游網網站在二零零零年全年總共訂購了約210,000張機票。本公司基於互聯網的旅遊平台提供兩項產品及服務：互聯網應用程式(包括e-Term產品)及應用程式服務供應(ASP)、網頁寄存(web-hosting)解決方案。為了借助新的互聯網技術改進現有的產品和服務，擴大其分銷渠道，本公司還開發了無線應用解決方案，使客戶可利用無線應用協議(WAP)功能使用無線電話或個人數碼助理(PDA)來獲得實時旅遊資訊及實現訂票。

業務策略及展望

本公司矢志保持其中國航空旅遊業資訊科技解決方案主導供應商的地位，並將其服務及應用擴展至相關行業。鑑於本公司的收入來自於中國商營航空公司的每一個登機旅客，本公司相信憑着其特殊地位，將從預期高速增長的中國航空旅遊業和中國經濟增長中獲益。為抓住這些機遇，本公司在中國開發先進的技術，並採納全球航空旅遊業最佳資訊科技國際應用標準，將不斷向客戶提供領先的服務及解決方案。

估計本公司APP系統目前處理國內機場的中國商營航空公司旅客出港量的47%，其餘53%的出港旅客仍然採用人手處理。本公司相信在增加APP系統的使用率方面有很大的增長機會，為此，本公司計劃在已採用APP系統的機場大力推廣，提高APP系統的使用量，同時促使更多的中國機場採用。本公司亦計劃擴充及提升其數據網絡，使數據網絡服務在航空旅遊業獲得廣泛應用的同時，亦能夠在遵循法律和獲得准許的情況下擴展至其他與旅遊業相關的行業。

短期而言，本公司將更進一步提高提供ETD服務的能力。本公司已籌劃建立新一代ETD系統，積極採納以網絡為基礎的與互聯網相結合的技術，尋求非航空旅遊業新的增長機會。為達到此目標，本公司擬利用其數據庫及核心系統，以及與民航計算機信息中心信天游網站的關係，進一步開發基於互聯網的旅遊平台服務，並通過互聯網擴展核心產品及服務的分銷渠道。倘中國法律許可，五年內本公司可選擇從民航計算機信息中心收購信天游網站的業務。通過核心系統與基礎設施的整合，本公司計劃提供基於瀏覽器的前端解決方案，在中國旅遊業內進行實時交易。

鑑於中國商營航空公司日益關注其客戶關係管理及營運效率，本公司計劃擴展其數據倉庫及決策支持服務，最大限度發掘其獨有的數據庫價值，抓住新的增長機會。預計中國國內經濟持續增長及中國即將加入世界貿易組織，將推動中國航空貨運業的增長，本公司也計劃通過中外合資企業天信達，抓住本公司ACS業務的增長機會。本公司管理層亦將密切關注能夠加強和補充本公司目前業務的策略性收購或投資機會，亦正在探索機會與國際及地區領導公司的策略性合作，以尋求開拓市場及服務的其他增長機會。



管理層對財務狀況及經營業績的討論與分析

閱讀下述討論和分析時，請一併參閱本年度報告其它地方的本集團財務報表(含附註)。財務報表是根據國際會計準則(「國際會計準則」)編製的。以下討論的歷史業績摘要並不代表對本集團未來業務經營的預測。

概述

截至二零零零年十二月三十一日止年度(「二零零零年」)，本集團税前利潤約人民幣353.1百萬元，較截至一九九九年十二月三十一日止年度(「一九九九年」)增長了12.1%。折舊、攤銷、息税前盈餘(EBITDA)約人民幣453.0百萬元，較一九九九年增長了12.1%。淨利潤約人民幣256.6百萬元，較上一年增長了23.3%。本集團盈利增加的主要原因是本集團業務增長，特別是ETD及APP業務的增長所致。

本集團二零零零年度每股基本及攤薄盈利約人民幣0.44元。



總收入

本集團二零零零年總收入為人民幣742.0百萬元，較一九九九年總收入人民幣603.7百萬元，增長了約人民幣138.3百萬元或約22.9%。增長的主要原因是由於中國經濟及中國航空旅遊業的增長，導致本集團業務量增長和本集團服務使用率提高。總收入的增加反映如下：

1　「財務回顧」一節之財務資料摘自本年度報告中的本集團合併財務報表。該合併財務報表的編制是假設本集團現有架構於截至二零零零年十二月三十一日止兩個年度內已一直存在。。

- ETD收入佔本公司二零零零年總收入的59.2%；而一九九九年為59.4%。ETD收入由一九九九年的人民幣358.8百萬元增至二零零零年的人民幣439.1百萬元，增長了22.4%。增長主要是由於中國經濟及中國航空旅遊業的增長引起ETD服務使用量的增加，以及國外和地區航空公司使用ETD服務的用量上升所致。

- APP收入佔本集團二零零零年總收入的21.0%，而一九九九年為16.3%。APP收入由一九九九年的人民幣98.2百萬元增至二零零零年的人民幣155.5百萬元，增長了58.4%。該項增加主要是由於和二零零零年相比，一九九九年安裝了APP的新機場使用APP服務增加的使用量未於一九九九年的收入中完全反映出來，以及本集團現有用戶提高了APP服務的使用量。



- 數據網絡收入佔本集團二零零零年總收入的14.7%，而一九九九年為16.5%。數據網絡收入由一九九九年的人民幣99.9百萬元增至二零零零年的人民幣109.0百萬元，增長了9.1%。數據網絡收入增加是由本集團系統連接旅遊供應商與旅遊代理人的數目有所增加及通過新設立的地區分銷中心擴展本集團業務所致。

- 設備銷售及其他收入由一九九九年的人民幣46.8百萬元下降至二零零零年的人民幣38.4百萬元，減少了18.0%。此項減少主要反映設備銷售收入、APP合同收入、連接本集團ICS和BSP一次性啟動及安裝費大幅減少，以及本集團基於互聯網的旅遊平台服務瀏覽費增加。



淨收入

淨收入由一九九九年的人民幣584.3百萬元增至二零零零年的人民幣717.3百萬元，增長了22.8%。

營業成本

二零零零年度總營業成本為人民幣369.8百萬元，較一九九九年的人民幣269.0百萬元，增加了人民幣100.8百萬元或37.5%。營業成本的增長了37.5%，比總收入的增長幅度22.9%高，這是由於本集團建設及擴充新一代ETD系統和為支持本集團業務發展而引起經營活動增加。營業成本的增長亦反映如下：

- 折舊增加了18.9%，主要是由於二零零零年初作為本集團電子旅遊分銷(ETD)業務戰略的組成而購置了一台新的電腦主機；
- 為支持本公司ETD及APP業務的增長而增加了網絡使用量，使網絡使用費增加了57.4%；



- 由於一九九九年底開始租用本公司的新總部，使經營租賃支出增加了68.8%；
- 與本集團發展新一代ETD相關的技術支持費用增加，使技術支持費大幅增加了180.4%；



- 為改善本集團ETD系統及ACS的運行而與Unisys和IBM公司簽訂了新的服務協議，使維修及保養費用增加了66.5%;

- 由於新增加了APP用戶，及成功實施了本集團APP促銷計劃（該計劃是為了推廣本集團的APP服務，而向機場支付與APP收入掛鈎的佣金），使佣金及推廣費用增加了49.6%；

由於淨收入及營業成本的上述變化，本公司的營業利潤由一九九九年的人民幣315.3百萬元增至二零零零年的人民幣347.4百萬元，增加了人民幣32.1百萬元或增長了10.2%。

淨財務收益

二零零零年的淨財務收益為人民幣4.9百萬元，一九九九年的淨財務費用為人民幣1.0百萬元。此項改善的主要原因是利息支出由一九九九年的人民幣4.4百萬元大幅降低至二零零零年的人民幣47,000元，這是由於本公司於一九九九年首季償還了絕大部份的貸款。

稅項

稅項由一九九九年的人民幣103.7百萬元減至二零零零年的人民幣94.2百萬元，下降了9.2%，這是由於本公司於中關村海淀科技園區註冊成立為新技術企業，根據中國有關法律享有若干稅務減免優惠。於二零零一年二月二十日，本公司已從有關機構取得免稅批准，享受從二零零零年十月一日起至二零零二年十二月三十一日止免於徵收企業所得稅的稅收優惠。二零零零年首十個月期間，本公司實際已支付所得稅項的稅率為33%，而二零零零年餘下兩個月則無需繳納企業所得稅。

少數股東權益

少數股東權益由一九九九年的人民幣3.2百萬元下降至二零零零年的人民幣2.3百萬元，減少了27.8%，主要是由於在一家附屬公司的房屋評估減值人民幣2.7百萬元中，大約有人民幣1.3百萬元的評估減值是由少數股東承擔的。

淨利潤

由於上述因素，本集團淨利潤由一九九九年的人民幣208.0百萬元增至二零零零年的人民幣256.6百萬元，增加了人民幣48.6百萬元或增長了23.3%。

特別股利

本公司於二零零零年十月十八日在中國註冊成立。根據一項於二零零零年十月十八日通過的股東決議案，批准本公司向當時的股東宣派特別股利，金額為下列兩項中較少者：(i)自二零零零年四月一日至二零零零年十二月三十一日止期間，按照中國會計準則計算的本集團可分配利潤；(ii)本公司首次公開售股(「公開發售」)募集資金淨額的10%。本公司將以其現時的現金資源支付特別股利。H股持有人無權獲得此項特別股利。根據該決議案，本公司應宣派的特別股利約為人民幣124.1百萬元，比此次公開售股募集資金淨額的10%少約人民幣2百萬元。民航計算機信息中心有責任補足差額，而民航計算機信息中心有權在兩年內按比例向公開售股前的其他股東索取補償。除上述特別股利外，本公司自成立以來，沒有宣派或支付任何股利，亦將不宣派任何其他二零零零年股利。



現金流量淨額

下表列述以下年度本集團的現金流量摘要：

	截至十二月三十一日止年度	
	一九九九年	二零零零年
	(人民幣百萬元)	
經營活動現金流入淨額	367.2	414.1
投資活動之現金淨額	(140.2)	(67.3)
融資活動(動用)提供之現金淨額	(569.9)	74.9
現金及現金等價物淨值(減少)增加	(342.9)	421.7

本集團截至二零零零年十二月三十一日止年度來自經營活動現金流入淨額為人民幣414.1百萬元。經營活動現金流入淨額較淨利潤為多，主要由於本集團的折舊開支所致。在二零零零年，本公司從其所有航空公司股東收到一筆與其註冊成立有關的股票認購募集資金人民幣239.8百萬元。本公司亦從民航總局收到一筆為數人民幣280.0百萬元的現金，作為民航總局資助本公司建設新一代電子旅遊分銷系統(ETD)的部份建設費用。

於二零零零年，除一筆長期銀行貸款的即期部分外，本集團沒有任何長期銀行貸款，且本公司已於二零零零年十二月償還該筆總數為人民幣800,000元的貸款。截至二零零零年十二月三十一日止，本集團沒有任何短期和長期銀行貸款。於二零零零年，利息保障倍數(除利息收入、利息開支及税項前利潤與利息開支之比率)達7,407倍(一九九九年為71倍)。



於二零零零年底，本集團的現金及現金等價物及短期銀行存款為人民幣612.1百萬元，其中約99.7%及0.3%分別以人民幣及港幣計價。

資本開支

本集團二零零零年的總資本開支為人民幣64.1百萬元，較一九九九年的人民幣135.1百萬元大幅減少人民幣71.0百萬元。

本集團二零零零年的資本開支主要包含根據集團ETD業務戰略購置所需的軟件及設備。

本集團二零零一年及二零零二年全年所需的計劃總資本開支分別約為人民幣335.5百萬元及人民幣263.0百萬元。這兩年本集團資本開支主要用於開發及逐步推行新一代ETD及發展APP、ACS及其他新業務。

董事會估計，至二零零四年，本集團完成開發新一代ETD系統所需的總資本開支約為人民幣10億元。

本集團承受有關資本開支的外匯風險，因佔其大部份資本開支的進口設備以美元購買。在中國現行的外匯制度下，本集團不能有效對沖外匯風險。

為實現資本開支計劃，預期資金來源將包括本公司公開發售所得款項淨額及營運活動產生的內部現金流量。

證券交易

本公司為籌備上市而進行了重組，於二零零零年已向其發起人發行了577,303,500股內資股。

於二零零一年二月，本公司在聯交所上市後，已發行了合計310,854,000股H股。

本公司董事會欣然提呈本報告及截至二零零零年十二月三十一日止年度本集團經審核的財務報表。

集團重組

民航計算機信息中心為籌備本公司的H股在聯交所上市進行了集團重組，並於二零零零年十月十八日在中國註冊成立本公司為股份有限公司。重組主要涉及民航計算機信息中心將與其擁有及經營業務有關的若干資產、權益、權利及責任轉讓予本公司。本公司的H股於二零零一年二月七日在聯交所掛牌上市。

集團業務

本集團是中國航空旅遊業資訊科技解決方案的主導供應商。全部25家中國商營航空公司均向本集團外包其核心供應控制系統。本集團的核心業務包括：

- 電子旅遊分銷；
- 機場旅客處理；
- 航空貨運系統；
- 數據網絡；及
- 基於互聯網的旅遊平台。

本集團的收入分析載於「財務回顧」一節。

本集團並無呈列按區域分析的收入額及營運利潤貢獻，因為本集團年內的收入及業績主要來自本集團在中國的營運。

1 「董事會報告」一節中所列的財務資料摘自本年度報告中列示的本集團合併財務報表。該合併財務報表的編制是假設本集團現存架構於截止二零零零年十二月三十一日止兩個年度內已一直存在。

股本結構

本公司已繳足或入賬列為繳足之已發行股本，截至二零零零年十二月三十一日為577,303,500股每股面值人民幣1.00元的內資股。於二零零零年十二月三十一日，本公司的股本結構如下：—

股份	於二零零零年十二月三十一日的股份數目	於二零零零年十二月三十一日佔已發行股份總數百分比 (%)
內資股	577,303,500	100.00

董事

由本公司註冊成立之日至本年報編製日期之期間的董事會成員如下：

執行董事

楊軍 *（董事長）* （於二零零零年十月十八日獲委任）
黃源昌 （於二零零零年十月十八日獲委任）
肖殷洪 （於二零零零年十月十八日獲委任）
李曉軍 （於二零零零年十月十八日獲委任）
丁衛平 （於二零零零年十月十八日獲委任）

非執行董事

胡運琦 *（副董事長）* （於二零零零年十月十八日獲委任）
曹建雄 *（副董事長）* （於二零零零年十月十八日獲委任）
張學仁 *（副董事長）* （於二零零零年十月十八日獲委任）
劉春池 （於二零零零年十月十八日獲委任）
榮剛 （於二零零零年十月十八日獲委任）
馮剛 （於二零零零年十月十八日獲委任）
李曉光 （於二零零零年十月十八日獲委任）
施鼎豪 （於二零零零年十月十八日獲委任）

獨立非執行董事

烏家培	（於二零零零年十月十八日獲委任）
周國華	（於二零零一年一月十三日獲委任）

監事

由本公司註冊成立之日至本年報編製日期之期間本公司監事會的成員如下：一

監事

杜紅鷹*（監事會主席）*	（於二零零零年十月十八日獲委任）
陳立宏	（於二零零零年十月十八日獲委任）
王永強	（於二零零零年十月十八日獲委任）
蔣孟冬	（於二零零零年十月十八日獲委任）
宋金箱	（於二零零零年十月十八日獲委任）
譚曉煦	（於二零零零年十月十八日獲委任）
張欣	（於二零零零年十月十八日獲委任）

獨立監事

王保樹	（於二零零零年十月十八日獲委任）

董事及監事擁有的本公司股本權益

於二零零零年十二月三十一日，各董事概無於本公司或任何相聯法團（定義見證券（披露權益）條例（香港法例第396章）（「披露權益條例」）之任何股份或債券中擁有任何須根據披露權益條例第28條（假設本公司於當時已上市）須知會本公司及聯交所的權益（包括董事或監事根據披露權益條例第31條或附錄第一部被視為擁有的權益），或根據披露權益條例第29條須登記在該條例所述的登記冊的權益，或根據上市公司董事進行證券交易的標準守則須知會本公司及聯交所的權益。就監事而言，若彼等為董事，亦概無須根據上述規定須予以知會的權益。

於二零零零年度，本公司概無賦予其董事、監事或彼等各自的配偶或18歲以下的子女任何認購本公司股份或債券的權利。

董事及監事的服務合約

本公司各董事(獨立非執行董事周國華先生除外)及監事已與本公司訂立服務協議。所有董事及監事的任期為其各自上任日期起計三年，並可連任。

董事及監事的合約權益

各董事或監事於年內概無在本公司或其任何附屬公司為合約一方的任何重要合約中擁有重大權益。

董事及監事酬金

董事及監事酬金詳情載於財務報表附註19。

員工

於二零零零年十二月三十一日，本集團的員工總數為675名。截至二零零零年十二月三十一日止年度人工成本約人民幣39.7百萬元，佔本集團二零零零年總營業成本約10.7%。

於二零零零年，本集團向其員工提供至少三個方面的培訓：(1)為被挑選的員工提供有關航空及計算機專門知識的專業培訓；(2)為被挑選的員工提供到各所大學深造並獲取工商管理碩士學位的機會；及(3)為所有員工提供有關計算機技術、法律及經濟領域最新發展的一般培訓。

銀行貸款

本集團截至二零零零年十二月三十一日的銀行貸款詳情載於財務報表附註10。

資本化利息

本集團截至二零零零年十二月三十一日止年度並無資本化利息。

固定資產

本集團於年內的固定資產變動摘要 載於財務報表附註4。

儲備

本集團截至二零零零年十二月三十一日止年度的儲備變動詳情載於合併股東權益變動表。

股利

由於本公司於二零零零年十月註冊成立，本公司H股於二零零零年尚未上市，董事會建議不宣派由本公司註冊成立之日至二零零零年十二月三十一日期間的末期股利(財務報表附註22所述的特別股利除外)。

法定公益金

有關法定公益金的詳情，例如：其性質、用途及計算基準，載於財務報表附註14。作為法定儲備的一部份，其變動詳情載於合併股東權益變動表。

員工退休計劃

本集團的員工退休計劃詳情載於財務報表附註20。

主要供應商及用戶

SITA是本集團截至二零零零年十二月三十一日止最大的供應商，二零零零年本集團支付給SITA的網絡使用費用總額約佔當年本集團總營業成本(扣除折舊開支)的14.1%。於二零零零年，本集團向其五家最大供應商支付的費用總額約佔本集團總營業成本(扣除折舊開支)的33.1%。

本集團的最大客戶乃南方航空(集團)公司，於截至二零零零年十二月三十一日止年度約佔本集團總收入的12.2%。在同一期間內，本集團對其五家最大客戶的總銷售額約佔本集團總收入的40.2%。五家最大的用戶中三家，即南方航空(集團)公司、東方航空集團公司及中國國際航空公司，為本公司的主要股東，於二零零零年十二月三十一日合共持有本公司已發行股本約36.4%。來自上述主要用戶的總收入載於財務報表附註18。

除上文及會計報表附註18所披露者之外，各董事、監事及彼等的關連人士或據董事所知持有本公司股本5%以上的任何股東，概無在上述任何供應商及用戶中擁有任何權益。

附屬公司及聯營公司

本公司截至二零零零年十二月三十一日的附屬公司及聯營公司詳情載於財務報表附註1。

發行H股所得款項用途

本公司公開發售H股所得款項淨額正在及將繼續按本公司於二零零一年一月二十九日刊發的招股書所述使用。

特別股東大會

本公司於二零零零年十月十八日召開特別股東大會，於會上提呈的本公司股東決議案均獲通過如下：

(i) 將本公司轉為一家「社會募集股份有限公司」；

(ii) 發行及發售H股，並授出超額配售權；

(iii) H股在聯交所上市；

(iv) 採納本公司認股權計劃；及

(v) 採納本公司新公司章程，並授權董事按照中國有關監管機構及聯交所的任何意見修改新公司章程。

主要股東

本公司於二零零零年十月十八日成立，發起人為民航計算機信息中心及二十家中國航空公司股東。

截至二零零零年十二月三十一日，在股東名冊上持有本公司股本10%或以上的主要股東如下：

股東名稱	**類別**	**所持股份數目**	**百分比 (%)**
民航計算機信息中心	內資股	198,496,500	34.4
南方航空(集團)公司	內資股	83,187,000	14.4
東方航空集團公司	內資股	68,685,500	11.9
中國國際航空公司	內資股	58,123,000	10.1

除上文所述者外，截至二零零零年十二月三十一日，本公司概不知悉持有本公司已發行股本10%或以上的任何其他註冊股東。

關連交易

根據香港聯合交易所有限公司證券上市規則(「上市規則」)被豁免的關連交易

本公司於二零零零年進行的本公司關連交易(定義見上市規則)詳情載於財務報表附註18及本董事會報告「與民航計算機信息中心訂立的重大合約詳情」一段。此外，本公司於二零零零年從地區分銷中心取得連接費及安裝費(連接本公司的網絡)、設備租賃費及配置(PID)費人民幣30.3百萬元，並於二零零零年向地區分銷中心就其向本公司APP前端提供技術支持支付人民幣4.6百萬元。這些地區分銷中心均為本公司的附屬公司或本公司關連人士的聯繫人(定義見上市規則)。

本公司獨立非執行董事認為，該等關連交易：

(i) 乃於本集團在日常及一般業務運作中由本集團訂立；

(ii) 以

(a) 一般商業條款(該詞語應用於類似性質的交易，並由類似實體作出)進行；或

(b) (如無可比較個案)對本公司股東認為公平合理的條款進行；及

(iii) 以

(a) 監管該等交易的協議的條款訂立；或

(b) (如無該等協議)不遜於從獨立第三方可得或向獨立第三方提出的條款訂立；

(iv) 倘屬於下列任何類別，於截至二零零零年十二月三十一日止財政年度不得超過下列上限：

交易類別	**交易上限**
租用物業	人民幣40.00百萬元
天信達向SITA的全資附屬公司支付的款項	美元2.50百萬
來自本公司地區分銷中心的收入	人民幣48.00百萬元
向SITA支付的款項	人民幣40.00百萬元

本公司接獲核數師函件，表示該等關連交易：

(a) 已獲董事會批准；

(b) 乃按照財務報表附註所載的價格政策訂立；

(c) 乃按照規定該等交易的相應協議及文件的條款訂立；及

(d) 交易總額並無超過上限(見上文第(iv)項)。

與民航計算機信息中心訂立的重大合約詳情

本公司與民航計算機信息中心於二零零零年間訂立的重大合約詳情如下：

資產注入協議

本公司與民航計算機信息中心於二零零零年十月十八日訂立一項資產注入協議。根據有關協議，民航計算機信息中心將（其中包括）其與核心業務有關的資產、債務及權利轉讓予本公司，作為本公司為籌備公開發售及將其H股上市而進行之重組的一部份。民航計算機信息中心與其他發起人亦訂立多項協議，向本公司提供若干不競爭承諾。

場地使用協議

民航計算機信息中心與本公司於二零零零年十月十八日訂立兩項場地使用協議，每項協議為期十年（可予續期），使用費／租金由每平方米人民幣3.5元至人民幣5元不等。閣下亦可參閱財務報表附註18。

商標轉讓協議

民航計算機信息中心是若干商標的非註冊擁有人，並已向有關中國當局提交這些商標的註冊申請。於二零零零年十一月二十日，民航計算機信息中心與本公司訂立一項商標轉讓協議。據此，民航計算機信息中心同意於緊隨有關註冊程序完成後向本公司無償轉讓這些商標。本公司亦獲授權於商標註冊完成前使用這些商標。

有關信天游網站的協議

本公司與民航計算機信息中心就信天游網站於二零零零年十一月二十日訂立一項設備使用協議及一項業務合作協議。根據設備使用協議，本公司允許民航計算機信息中心使用若干設備，每年費用人民幣100,000元，為期五年。根據為期一年的業務合作協議（可予續期），本公司將為民航計算機信息中心無償提供市場推廣及客戶發展服務，而民航計算機信息中心則為本公司分銷本公司的服務無償提供信天游網站及有關服務和支持。本公司與民航計算機信息中心亦於二零零零年十一月二十日訂立一項協議。據此，本公司擁有五年認購權，在中國法律許可的情況下，向民航計算機信息中心購買信天游網站的業務。

有關天信達的協議

本公司與民航計算機信息中心及SITA的一間附屬公司於二零零零年十一月六日訂立了一份所有權轉讓協議。據此，民航計算機信息中心將其與SITA的附屬公司訂立的天信達合營協議及貨運業務合作協議中所擁有的合法權利及權益，以及其於天信達51%的股權轉讓予本公司。上述轉讓的登記手續已經完成。天信達已於二零零一年一月一日開始正式運營。

員工住房公積金

本集團遵循地方政府頒佈的一般住房政策，並根據中國有關法律及法規實施了一項住房計劃。根據該計劃，本集團及其員工須按月向國家資助的住房公積金供款。除此以外，本集團並無其他責任向其員工提供任何其他住房福利。於二零零零年九月六日，財政部發出企業員工宿舍住房制度改革中有關財務處理問題的指引(財企[2000]295號文)(「首次指引」)，該指引已於發佈日施行。於二零零零年十二月二十二日，財政部發出另一份指引，補充首次指引〔財企[2000]878號文〕(該指引連同首次指引，合稱「兩份指引」)。本公司已審閱兩份指引。由於本集團除上述向住房公積金的供款外，並無任何責任向員工提供住房福利，本公司相信財政部採納的有關政策對本集團並無任何重大財務影響。

委托存款及逾期定期存款

於二零零零年十二月三十一日，本集團概無任何委托存款或不可收回的逾期定期存款。本集團所有現金存款均存放於商營銀行，並符合適用的法律及法規。

購買、出售或贖回證券

截至二零零零年十二月三十一日止年度，本集團並無購買、出售或贖回任何本公司證券。

審核委員會及遵守最佳應用守則

本公司的審核委員會已於二零零一年一月正式成立。由於本公司於二零零一年二月七日在聯交所上市，因此，上市規則附錄14所載的最佳應用守則(「最佳應用守則」)於二零零零年並不適用於本公司。上市後，本公司已經並且將繼續遵守最佳應用守則。

優先購股權

根據本公司的公司章程或根據中國法律概無有關優先購股權的規定。

重大訴訟

本集團於二零零零年並無涉及任何重大訴訟或糾紛。

核數師

安達信公司及安達信•華強會計師事務所(中國註冊會計師)分別為本公司的國際核數師及國內審計師。本公司股東週年大會將於二零零一年五月二十八日召開，會上將提呈委任安達信公司及安達信•華強會計師事務所(中國註冊會計師)分別為本公司二零零一年的國際核數師及國內審計師的決議案。

承董事會命

董事長

二零零一年四月十一日

致各股東：

二零零零年十二月三十一日止年度，監事會各成員(「監事會」)勤勉地履行其監事職責，確保本公司遵守及符合《中華人民共和國公司法》、本公司章程及其他有關法規，以維護本公司及其股東的權益。

監事會於年內召開了一次監事會會議，以監督本公司管理的事宜，並列席董事會會議。監事會藉在董事會的決策過程中，以提出有建設性提問及給予意見的方式來提高本公司業務經營的效率、本公司不同部門及業務計劃發展的順利運作，以保障股東的利益。監事會審閱了董事會的決議案，以確保董事會遵守中國的適用法規。

監事會對於董事和高級管理層勤勉地履行其等在本公司的管理職責，以維護本公司及各股東的最大利益感到滿意。

監事會認真地審閱了本公司按國際會計準則編製的財務報表，認為該財務報表真實及合理地反映本公司的財務狀況及經營成果。此外，監事會認為該財務報表符合本公司的適用法規。

監事會確認本公司在本年度並沒有涉及任何重大訴訟或仲裁，而據監事會所知，亦沒有提出或面臨任何尚未了結的重大訴訟或索償。

監事會認為，本公司在本年度的管理方式乃屬公平合理，並對本公司的前景及發展充滿信心。監事會同意截至二零零零年十二月三十一日止年度的董事會報告，並承諾在來年繼續擔當其監督董事會的任務。

承監事會命
杜紅鷹
監事會主席

二零零一年四月十一日

ARTHUR ANDERSEN
安達信公司

香港 中環
皇后大道中15號
置地廣場
公爵大廈二十一樓

致：中國民航信息網絡股份有限公司全體股東
(於中華人民共和國註冊成立的股份有限公司)

本核數師(以下簡稱「我們」)接受委託，審核了中國民航信息網絡股份有限公司(以下簡稱「貴公司」及其附屬公司(以下與貴公司合稱「貴集團」)於二零零零年及一九九九年十二月三十一日的資產負債表及合併資產負債表和截至該日止各年度合併損益表，合併股東權益變動表和現金流量表。編制財務報表是貴集團管理階層的責任，我們的責任是依據我們的審計對上述財務報表發表意見。

我們的審核工作是按照國際會計師聯合會頒佈的國際審計準則進行的。這些準則要求我們計劃並進行審計，以取得關於財務報表是否不含有重大的錯誤陳述，獲得合理的確定。審核範圍包括以抽查的方式查核與財務報表所載數額及披露事項有關的憑證，亦包括評估管理層於編制該等財務報表時所釐定的會計政策，所作的重大估計及評估整體財務報表闡述方式。我們相信，我們的審核工作已為我們的意見建立合理的基礎。

我們認為上述財務報表在所有重大方面均真實公平地反映了貴公司及貴集團於二零零零年及一九九九年十二月三十一日的財務狀況及貴集團截止該日止各年度的經營成果和現金流量，並已按國際會計準則委員會頒佈的國際會計準則及《香港公司條例》的披露要求適當地編制。

安達信公司
執業會計師

香港，
二零零一年四月十一日

資產負債表

二零零零年年度報告

二零零零年及一九九九年十二月三十一日

（貨幣單位：人民幣千元）

	附註	本集團		本公司	
		二零零零年	一九九九年	二零零零年	一九九九年
資產					
物業、廠房及設備，淨值	4	**281,944**	326,921	**269,403**	313,192
於附屬公司的投資	5	**—**	—	**37,983**	27,238
於聯營公司的投資	6	**6,424**	3,132	**6,424**	3,132
		288,368	330,053	**313,810**	343,562
流動資產					
現金及現金等價物		**584,729**	163,037	**550,771**	143,595
短期銀行存款		**27,406**	16,984	**3,000**	—
應收帳款，淨值	7	**56,284**	50,599	**58,410**	55,946
存貨	8	**9,680**	15,150	**8,692**	13,989
預付款項及其他流動資產	9	**31,362**	18,741	**32,114**	14,511
應收關聯公司	18	**229,845**	259,968	**229,845**	259,968
		939,306	524,479	**882,832**	488,009
資產總值		**1,227,674**	854,532	**1,196,642**	831,571
權益及負債					
資本及盈餘公積					
實收資本	13	**577,304**	260,133	**577,304**	260,133
資本公積		**167,506**	155,934	**167,506**	155,934
法定盈餘公積	14	**25,202**	175,854	**25,202**	175,854
累計虧損		**—**	(21,756)	**—**	(21,756)
		770,012	570,165	**770,012**	570,165
少數股東權益		**32,735**	21,168	**—**	—
流動負債					
長期銀行借款即期部分	10	**—**	800	**—**	800
應付帳款及預提費用	11	**65,158**	57,002	**67,983**	55,787
遞延收益		**8,380**	788	**8,173**	529
應付關聯公司	18	**6,682**	36,366	**6,682**	36,366
應付股利	22	**124,051**	—	**124,051**	—
應交税金	12	**220,656**	168,243	**219,741**	167,924
		424,927	263,199	**426,630**	261,406
權益及負債合計		**1,227,674**	854,532	**1,196,642**	831,571

於二零零一年四月十一日經董事會批准：

董事長　　　　董事

所附附註為本財務報表的組成部分。

合併損益表

二零零零年年度報告

截至二零零零年及一九九九年十二月三十一日止年度
(除每股數據外，所有金額均以人民幣千元為單位)

	附註	二零零零年	一九九九年
收入:			
電子旅遊分銷		**439,119**	358,793
機場旅客處理		**155,546**	98,220
數據網絡服務		**108,960**	99,879
設備銷售及其他		**38,362**	46,762
總收入	15,18	**741,987**	603,654
營業税金及附加		**(24,735)**	(19,344)
淨收入		**717,252**	584,310
營業成本:			
折舊		**(104,857)**	(88,218)
網絡使用費	18	**(54,772)**	(34,803)
人工成本		**(39,656)**	(33,787)
經營租賃支出	18	**(31,516)**	(18,670)
技術支持費		**(15,885)**	(5,665)
設備銷售成本		**(9,131)**	(12,738)
維修及保養費用		**(26,410)**	(15,860)
佣金及推廣費用		**(26,933)**	(18,002)
其他營業成本		**(60,676)**	(41,248)
總營業成本		**(369,836)**	(268,991)
營業利潤		**347,416**	315,319
財務收入(費用)淨額		**4,921**	(960)
應佔聯營公司收益		**3,446**	392
其他(支出)收入淨額		**(2,729)**	209
除税及少數股東權益前利潤	16	**353,054**	314,960
所得税	17	**(94,166)**	(103,742)
除少數股東權益前利潤		**258,888**	211,218
少數股東權益		**(2,296)**	(3,180)
淨利潤		**256,592**	208,038
每股盈利(基本及攤薄)(人民幣)	22	**0.44**	0.36
已發行股份數目(百萬股)		**577**	577

所附附註為本財務報表的組成部分。

合併股東權益變動表

二零零零年年度報告
截至二零零零年及一九九九年十二月三十一日止年度
(貨幣單位：人民幣千元)

	附註	實收資本	資本公積	法定 盈餘公積	累計虧損	總計
一九九九年一月一日餘額		260,133	156,138	137,574	(63,307)	490,538
本年度利潤		—	—	—	208,038	208,038
轉入法定盈餘公積	14	—	—	38,280	(38,280)	—
分配予民航計算機信息中心	14	—	—	—	(128,207)	(128,207)
其他		—	(204)	—	—	(204)
一九九九年十二月三十一日餘額		260,133	155,934	175,854	(21,756)	570,165
民航總局撥付資金		—	280,000	—	—	280,000
分配予民航計算機信息中心	14	—	—	—	(452,778)	(452,778)
重組調整	1,13	77,401	(268,742)	(175,854)	367,195	—
股東出資	1	239,770	—	—	—	239,770
本年度利潤		—	—	—	256,592	256,592
轉入法定盈餘公積	14	—	—	25,202	(25,202)	—
房產評估增值	4	—	314	—	—	314
特別股利	22	—	—	—	(124,051)	(124,051)
二零零零年十二月三十一日餘額		577,304	167,506	25,202	—	770,012

所附附註為本財務報表的組成部分。

合併現金流量表

二零零零年年度報告

截至二零零零年及一九九九年十二月三十一日止年度

(貨幣單位：人民幣千元)

	附註	二零零零年	一九九九年
經營活動現金流量			
經營活動提供之現金	24(a)	**500,837**	381,415
利息支出		**(47)**	(4,436)
企業所得稅支出		**(86,676)**	(9,763)
經營活動提供之現金流量淨額		**414,114**	367,216
投資活動之現金流量			
購買物業、廠房及設備		**(64,132)**	(135,073)
於聯營公司之投資		**—**	(2,740)
短期銀行存款增加		**(10,422)**	(5,465)
利息收入		**5,043**	3,056
自聯營公司之股息收入		**154**	—
出售物業、廠房及設備所得款項		**2,082**	—
投資活動使用之現金流量淨額		**(67,275)**	(140,222)
融資活動之現金流量			
股東出資		**239,770**	—
民航總局撥付資金		**280,000**	—
償還銀行長期借款		**(800)**	(439,000)
附屬公司少數股東出資		**11,141**	—
已付附屬公司少數股東股息		**(2,480)**	(2,693)
分派予民航計算機信息中心		**(452,778)**	(128,207)
融資活動提供(使用)之現金流量淨額		**74,853**	(569,900)
現金及現金等價物增加(減少)淨額		**421,692**	(342,906)
現金及現金等價物，期初餘額		**163,037**	505,943
現金及現金等價物，期末餘額	24(b)	**584,729**	163,037

所附附註為本財務報表的組成部份。

1. 公司組織和主要經營活動

中國民航信息網絡股份有限公司(以下簡稱「本公司」)於二零零零年十月十八日在中華人民共和國(「中國」)註冊成立，在中國提供電子旅遊分銷、機場旅客處理、航空貨運系統、數據網絡及互聯網旅遊平台服務。於本公司成立之前，該等業務屬於中國民航計算機信息中心(「民航計算機信息中心」)及其附屬公司，以下統稱「前身實體」。民航計算機信息中心為籌備本公司股份之公開發售(「公開發售」)進行了結構重組(「重組」)。根據重組，本公司發行其100%普通股(「內資股」)以交換民航計算機信息中心以往擁有的資產、負債及若干附屬公司及聯營公司之股權，以及在中國提供電子旅遊分銷，機場旅客處理，航空貨運系統，數據網絡及互聯網旅遊平台服務之業務。民航計算機信息中心由中國民用航空總局(「民航總局」，為直屬於中國國務院之正部級單位，負責中國民用航空業的管理與發展)直接監督及控制。本公司進行之大部分交易是根據民航總局及中國其他有關當局制定之規定而進行。

根據重組，上述股份之47%由民航計算機信息中心持有，餘下53%則有由民航計算機信息中心無償轉讓予民航總局直接監督及控制的十間航空公司。民航計算機信息中心保留與在中國提供電子旅遊分銷、機場旅客處理、航空貨運系統、數據網絡及互聯網旅遊平台服務無關的資產及負債，包括員工宿舍、向僱員提供社會及培訓服務之場所、若干辦公室大樓及營運互聯網旅遊資訊網站的網域名稱。此外，上述十間航空公司與另外十間航空公司以現金約人民幣240,000千元額外認購本公司之內資股。重組後，各股東在本公司佔有的股份百分比請參見附註18(1)。

(除另有說明外，所有金額以人民幣元為單位)

1. 公司組織和主要經營活動(續)

截至二零零零年十二月三十一止，本公司於下列附屬公司及聯營公司擁有直接或間接權益。所有此等附屬公司均屬於中國註冊成立之有限公司。

名稱	註冊成立日期	持有股權百分比 直接	持有股權百分比 間接	已發行及繳足資本人民幣	主要業務
附屬公司					
海南民航凱亞有限公司(「海南凱亞」)	1994年3月2日	51.47%	—	6,615,000	提供電子旅遊分銷及貨運管理服務；以及有關信息系統之銷售及安裝
深圳民航凱亞有限公司(「深圳凱亞」)	1995年4月14日	61.47%	—	7,000,000	提供電子旅遊分銷及貨運管理服務；以及有關信息系統之銷售及安裝

1. 公司組織和主要經營活動(續)

名稱	註冊成立日期	持有股權百分比 直接	持有股權百分比 間接	已發行及繳足資本人民幣	主要業務
附屬公司					
湖北民航凱亞有限公司(「湖北凱亞」)	1997年7月25日	50%	12.5%	5,000,000	提供電子旅遊分銷、機場旅客處理及貨運管理服務；以及有關信息系統之銷售及安裝
重慶民航凱亞信息技術有限公司(「重慶凱亞」)	1998年12月1日	51%	—	9,800,000 及	提供電子旅遊分銷、機場旅客處理及貨運管理服務；以及有關信息系統之銷售及安裝
雲南民航凱亞信息有限公司(「雲南凱亞」)	2000年6月15日	50%*	—	2,000,000	計算機軟、硬件開發及網絡服務

1. 公司組織和主要經營活動(續)

名稱	註冊成立日期	持有股權百分比 直接	持有股權百分比 間接	已發行及繳足資本人民幣	主要業務
附屬公司					
天信達信息技術有限公司(「天信達」)	2000年9月20日	51%	—	20,695,000	提供貨運管理服務和相關軟件和技術開發；提供技術支持，培訓和資訊服務。

* 由於雲南凱亞的財務及經營政策由董事會以簡單多數投票決定，而本公司可委任其董事會5名董事中的3名，因此本公司有權控制雲南凱亞的財務及經營政策。

本公司及其附屬公司以下統稱「本集團」。

名稱	註冊成立日期	持有股權百分比 直接	持有股權百分比 間接	已發行及繳足資本人民幣	主要業務
聯營公司					
上海民航華東凱亞系統集成有限公司(「華東凱亞」)	1999年5月21日	47%	—	2,000,000	計算機軟、硬件開發和網絡服務
瀋陽民航東北凱亞有限公司(「東北凱亞」)	1999年11月2日	46%	—	2,000,000	計算機軟、硬件開發和網絡服務
成都民航西南凱亞有限責任公司(「西南凱亞」)	1999年11月29日	44%	—	2,000,000	計算機軟、硬件開發和網絡服務

2. 編制基礎

重組之入帳方法乃基於本公司被視為是持續經營的企業個體。因此，合併財務報表的編制是假設本公司現有的架構於截至二零零零年十二月三十一日止兩個年度內已一直存在，而非自重組完成之日起才存在。本公司董事認為依照此基礎編制的合併財務報表能公允地反映本公司及本集團的財務狀況，及本集團整體的經營成果及現金流量。因此，截至二零零零十二月三十一日止年度的淨利潤包括重組前的合併經營成果。

由於本公司於二零零零年十月十八日成立，本公司和本集團並無上年度合併財務報表以供比較。一九九九年度的本公司及本集團財務報表反映本公司於重組時接收前身實體於一九九九年十二月三十一日的資產和負債，合併資產和負債及截至該日止年度的合併經營成果與現金流量，視同本公司及本集團在整個年度內已存在並經營該等業務。

所有重大的集團內部之交易及結餘均已於合併本公司及附屬公司之財務報表時撇除 。

3. 主要會計政策

以下為本公司及其附屬公司在編制財務報表時所採納的與國際會計準則相符的主要會計政策。

(A) 物業、廠房及設備

除了房屋外的物業、廠房及設備，乃按成本減累計折舊後列帳。資產成本包括其購買價格及將其運送至運作地點並達使用狀態而應佔的任何直接費用。在物業、廠房及設備投入使用後發生的費用，例如維修保養和檢修費用，一般於產生該等支出的年度作為費用處理。若有關支出能明確顯示其能增加預計從運用該資產而產生的經濟效益，該支出將被資本化。

3. 主要會計政策（續）

(A) 物業、廠房及設備（續）

房屋乃按評估原值減累計折舊和累計減值後列帳。任何房屋評估的增值部分被貸記為所有者權益中的評估增值；減值部分應先沖減同一資產以前年度的評估增值，不夠沖減部分計入當期損益。若同一投資以前有計入費用的評估減值，則與之直接相關的評估增值可在不超過以前記錄的減值的範圍內被貸記為收入。當重估資產被處理時，重估增值可實現部分可從評估增值轉入留存收益。

物業、廠房和設備的折舊按其估計可使用年限並扣除估計殘值後以直線法計提。物業、廠房和設備估計可使用年限如下：

房屋建築物	20 年
計算機系統及軟件	3-11 年
汽車	6 年
家具、裝置及其他設備	5-9 年

當資產被出售或報廢時，其成本和累計折舊均從帳上沖銷，而其相關的處置損益在計算淨利潤時予以反映。

在建工程指興建中之房屋建築物、待安裝的計算機系統及設備，並按成本值入帳。成本值包括建築工程成本和採購成本，及用作該等資產的借款於興建、安裝及測試期間所產生的借貸成本。當在建工程沒有完工或可投入使用前，並不計提折舊。

(B) 附屬公司

附屬公司是指本集團作為長期投資直接或間接擁有超過50%股權的企業和/或可以控制其財務及經營政策以獲取其業務效益的企業。

在本公司財務報告上，於附屬公司之投資以權益法列帳。倘資產出現減值或前年度確認之減值虧損不再存在，則會對附屬公司之投資作出重新估計。

(除另有說明外，所有金額以人民幣元為單位)

3. 主要會計政策(續)

(C) 聯營公司

聯營公司是指本集團對其有重大影響力之公司，但不包括本集團的附屬公司或投資的合營公司。當本集團有權參與，但非控制聯營公司之財務及經營決策，並對其有重大影響力。

於聯營公司之投資以權益法列帳。倘資產出現減值或以前年度確認之減值虧損不再存在，則會對聯營公司之投資作出重新估計。

(D) 現金及現金等價物

現金指手頭持有之現金及存放於銀行或其他金融機構並可按要求取回之存款。

現金等價物指短期且流動性高的投資，原本限期不超過三個月可隨時轉換為可知金額的現金，無重大價值變動風險者。

(E) 存貨

存貨主要包括銷售設備、零件及耗材，以成本和可變現淨值孰低法入帳。成本以先進先出法計算，包括所有的採購成本及將存貨運送至現時地點和狀態所發生的其他成本。可變現淨值按預計正常銷售價格減預計的完工成本和必要銷售成本來確定。

當存貨被銷售時，其帳面價值在銷售收入確認當年被視為費用。存貨的可變現淨值發生貶值，或存貨損失於發生當年作為費用列支。

3. 主要會計政策(續)

(F) 研究及開發成本

研究及開發支出於產生期間內作為費用列支，惟嚴格遵守以下條件之軟件開發成本除外：

- 軟件獲明確界定，而成本能獨立劃分並準確量度；
- 軟件獲證實技術上可行；
- 軟件將用於出售或內部使用；
- 軟件有潛在市場或證實其內部用途；及
- 具備完成軟件開發所需技術、財務及其他資源。

被資本化之開發成本按其預計可使用年限以直線法攤銷。攤銷期一般不超過五年，於截至二零零零年及一九九九年十二月三十一日止年度，由於並未符合上述所有條件，故並無開發成本被資本化。

倘資產出現減值或以前年度確認之減值虧損不再存在，則資本化開發成本的可收回金額將被重新估計。

(G) 經營租賃

與資產擁有權有關之大部分收益及風險由出租人享有或承擔的租賃均視為經營租賃。經營租賃的租金支出在租賃期間內以直線法列作費用。

3. 主要會計政策(續)

(H) 借貸成本

借貸成本包括有關借入資金涉及之利息及其他費用，包括就借貸之折讓或溢價攤銷、有關安排借貸之附屬成本攤銷及列作利息費用調整的外匯借貸產生之匯兑損益。

借貸成本乃作為費用支出列帳，但直接因取得物業、廠房及設備且該等資產需待長時間方可用於擬作用途所產生之借款除外，該等借貸成本會被撥作這些資產的部分成本。借貸成本於資產的開支及借貸成本產生時及將資產準備作其擬作用途的活動進行時開始被資本化。借貸成本按相關借貸的加權平均成本被資本化，直至資產已準備作為其擬作用途。於截至二零零零年及一九九九年十二月三十一日止年度，並無借貸成本被資本化。

(I) 收入確認

收入是扣除銷售折扣後本集團可以獲得有關交易之經濟利益及有關交易涉及及將涉及之收益及費用能可靠地計算，並根據下列基準確認：

- 定額合同下電子旅遊分銷服務之收入於合同期間按直線法予以確認；
- 非定額合同下電子旅遊分銷服務之收入於提供服務時予以確認；
- 機場旅客處理服務收入於提供服務時予以確認；
- 數據網絡服務之收入，包括實體識別設備(PID)費及連接費，於提供服務時確認；
- 設備銷售收入於所有權轉於買方時予以確認；
- 設備安裝之收入於設備安裝完成及獲客戶接納時予以確認；及
- 銀行或其他金融機構存款之利息收入按權責發生制基準予以確認。

3. 主要會計政策(續)

(J) 外幣換算

集團的帳目及會計記錄以人民幣入帳，人民幣不可以自由地兑換成外幣。外幣結算的交易按交易當日適用的匯率換算為人民幣。以外幣結算的貨幣性資產及負債是按資產負債表日的適用匯率換算為人民幣。以外幣結算的非貨幣性資產及負債乃按歷史匯率換算。交易日後因匯率變化發生的匯兑損益均在計算淨利潤時予以確認。

(K) 退休福利

固定供款的退休福利金計劃的退休金費用乃於發生當年記為費用。

(L) 税項

本集團之税項乃按適用於中國企業之税法及規則徵收，本集團乃按其以法定財務報告之基準，並以就税項而言毋須課税或扣税之收入及支出項目作出調整後的利潤計提企業所得税。

遞延税項按資產負債表負債法就資產負債表中資產或負債其帳面值與其各自税基之間之重大暫時性差額進行準備。資產或負債之税基乃該資產或負債就税項而言之款項。遞延税項負債之確認按所有應課税暫時性差額計算。遞延税項資產就所有暫時性可扣除差額之確認僅限於估計將來可實現之應課税盈利能使暫時性可扣税差額沖回之税項金額。

其他税項負債根據中國政府當局頒佈之規定而作出準備。

(M) 準備

僅在本集團因過往事件而導致現時有債務責任(法定或推定)及包括經濟利益的資源流出可能(即有較大的可能性)將需要用以清償該債務責任，以及債務責任的金額可被可靠估計的情況下，準備方確認。準備於各結算日復核及調整以反映現時的最佳估計。倘貨幣時間價值的影響十分重大，準備的金額為預期需要用以清償債務責任的開支的現值。

3. 主要會計政策(續)

(N) 資產減值

倘任何事件或情況改變顯示物業、廠房及設備的帳面值不能收回，則對該項資產進行重新復核以確定減值。倘一項資產的帳面值超越其可收回金額，以成本列帳的物業、廠房及機器設備項目的減值虧損被列作支出，以評估金額列帳的減值虧損作為評估增值的減少，直至減值虧損並不超越同一資產的評估增值。可收回金額為一項資產的淨銷售價及使用價值中的較高者。淨銷售價為於公平交易中出售一項資產可取得的金額，而使用價值則為持續使用一項資產及於其使用壽命終結時出售預期產生之估計未來現金之現值。可收回金額乃就個別資產作出估計，或倘不可能，則就現金產生單位而作出估計。

倘顯示就資產確認的減值虧損不再存在或減少，則過往年度所確認的減值虧損將被沖回。該沖回將列為收入或評估增值。

4. 物業，廠房及設備，淨值

於二零零零年十二月三十一日，物業、廠房及設備包括：

本集團:

	二零零零年					
		計算機系統		家具、裝置		
	房屋建築物	及軟件	汽車	及其他設備	在建工程	合計
	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元
原值/評估值						
一九九九年年初餘額	5,099	604,521	6,508	3,951	31,502	651,581
購置	—	59,481	4,013	3,684	67,895	135,073
在建工程轉入	—	3,787	—	—	(3,787)	—
處置	—	(12,018)	—	(48)	—	(12,066)
一九九九年年末餘額	5,099	655,771	10,521	7,587	95,610	774,588
購置	939	56,341	2,055	1,800	2,997	64,132
在建工程轉入	—	95,375	—	—	(95,375)	—
評估減值	(2,190)	—	—	—	—	(2,190)
處置	—	(4,694)	(528)	(1,138)	—	(6,360)
二零零零年年末餘額	3,848	802,793	12,048	8,249	3,232	830,170
累計折舊						
一九九九年年初餘額	(940)	(364,896)	(3,419)	(1,546)	—	(370,801)
本年度折舊	(168)	(85,929)	(1,137)	(984)	—	(88,218)
處置後撥回	—	11,320	—	32	—	11,352
一九九九年年末餘額	(1,108)	(439,505)	(4,556)	(2,498)	—	(447,667)
本年度折舊	(261)	(102,028)	(1,478)	(1,090)	—	(104,857)
處置後撥回	—	3,655	267	376	—	4,298
二零零零年年末餘額	(1,369)	(537,878)	(5,767)	(3,212)	—	(548,226)
淨值						
一九九九年年末餘額	3,991	216,266	5,965	5,089	95,610	326,921
二零零零年年末餘額	2,479	264,915	6,281	5,037	3,232	281,944

(除另有說明外，所有金額以人民幣元為單位)

4. 物業，廠房及設備，淨值(續)

本公司:

	二零零零年					
	房屋建築物	計算機系統及軟件	汽車	家具、裝置及其他設備	在建工程	合計
	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元
原值/評估值						
一九九九年年初餘額	–	589,188	4,732	2,195	31,502	627,617
購置	–	56,499	3,419	3,034	67,895	130,847
在建工程轉入	–	3,787	–	–	(3,787)	–
處置	–	(11,994)	–	(48)	–	(12,042)
一九九九年年末餘額	–	637,480	8,151	5,181	95,610	746,422
購置	–	52,454	1,058	1,546	2,997	58,055
在建工程轉入	–	95,375	–	–	(95,375)	–
處置	–	(2,577)	(526)	(225)	–	(3,328)
二零零零年年末餘額	–	782,732	8,683	6,502	3,232	801,149
累計折舊						
一九九九年年初餘額	–	(357,343)	(2,156)	(791)	–	(360,290)
本年度折舊	–	(82,867)	(658)	(743)	–	(84,268)
處置後撥回	–	11,296	–	32	–	11,328
一九九九年年末餘額	–	(428,914)	(2,814)	(1,502)	–	(433,230)
本年度折舊	–	(99,500)	(1,110)	(916)	–	(101,526)
處置後撥回	–	2,559	248	203	–	3,010
二零零零年年末餘額	–	(525,855)	(3,676)	(2,215)	–	(531,746)
淨值						
一九九九年年末餘額	–	208,566	5,337	3,679	95,610	313,192
二零零零年年末餘額	–	256,877	5,007	4,287	3,232	269,403

於二零零零年十一月三十日，卓德測計師行有限公司(「評估師」)，香港一間具有資格的獨立評估師，以公平市值法對本公司各附屬公司的房屋進行重新評估。評估產生約人民幣2,190,000元(經扣除若干建築物的評估增值約人民幣510,000元)之評估淨減值，並已記錄於本集團之財務報表。如果該等房屋以原值減去累計折舊及減值損失計價，其記錄於本集團二零零零年十二月三十一日的會計報表中的價值應約為人民幣1,970,000元(一九九九年：人民幣1,291,000元)。

5. 於附屬公司的投資

	本集團		本公司	
	二零零零年	一九九九年	**二零零零年**	一九九九年
	人民幣千元	*人民幣千元*	***人民幣千元***	*人民幣千元*
應佔附屬公司淨資產	**—**	—	**37,983**	27,238

6. 於聯營公司的投資

	本集團		本公司	
	二零零零年	一九九九年	**二零零零年**	一九九九年
	人民幣千元	*人民幣千元*	***人民幣千元***	*人民幣千元*
應佔聯營公司淨資產	**6,424**	3,132	**6,424**	3,132

7. 應收帳款，淨值

於二零零零年及一九九九年十二月三十一日，應收帳款包括：

	本集團		本公司	
	二零零零年	一九九九年	**二零零零年**	一九九九年
	人民幣千元	*人民幣千元*	***人民幣千元***	*人民幣千元*
應收帳款	**58,473**	51,897	**60,435**	57,244
壞帳準備	**(2,189)**	(1,298)	**(2,025)**	(1,298)
應收帳款，淨值	**56,284**	50,599	**58,410**	55,946

收款期限一般為提供服務後六個月。

應收帳款的帳齡分析如下：

	本集團		本公司	
	二零零零年	一九九九年	**二零零零年**	一九九九年
	人民幣千元	*人民幣千元*	***人民幣千元***	*人民幣千元*
六個月內	**38,143**	32,622	**40,105**	37,969
六個月至一年	**15,114**	5,714	**15,114**	5,714
一年至二年	**4,336**	8,334	**4,336**	8,334
二年至三年	**880**	4,443	**880**	4,443
三年至四年	**—**	784	**—**	784
	58,473	51,897	**60,435**	57,244

8. 存貨

	本集團		本公司	
	二零零零年	一九九九年	**二零零零年**	一九九九年
	人民幣千元	*人民幣千元*	***人民幣千元***	*人民幣千元*
待售設備	**7,195**	7,506	**6,207**	7,506
備件	**2,947**	5,851	**2,947**	5,851
其他	**507**	2,329	**507**	1,168
合計	**10,649**	15,686	**9,661**	14,525
減：可變現淨值減值準備	**(969)**	(536)	**(969)**	(536)
	9,680	15,150	**8,692**	13,989

於二零零零年及一九九九年十二月三十一日，分別約有人民幣6,776,000元和人民幣814,000元為帳面價值的存貨是按可變現淨值列帳。

9. 預付款項及其他流動資產

於二零零零年及一九九九年十二月三十一日，預付款項及其他流動資產包括：

	本集團		本公司	
	二零零零年	一九九九年	**二零零零年**	一九九九年
	人民幣千元	*人民幣千元*	***人民幣千元***	*人民幣千元*
預付款項	**16,221**	3,898	**16,182**	3,489
其他流動資產	**15,141**	14,843	**15,932**	11,022
合計	**31,362**	18,741	**32,114**	14,511

10. 長期銀行借款

於二零零零零及一九九九年十二月三十一日，本公司和本集團有下列長期銀行借款。

	利率和最終期限	**二零零零年**	一九九九年
		人民幣千元	*人民幣千元*
以人民幣計價的銀行借款	年利率為介乎5.94%至15.12% 的浮動息率，於二零零零年十二月到期	—	800
減：即期部分		—	(800)
合計		—	—

上述銀行借款由一間受民航總局管理控制的公司所擔保，且已於二零零零年十二月全部償還。

(除另有説明外，所有金額以人民幣元為單位)

11. 應付帳款及預提費用

	本集團		本公司	
	二零零零年	一九九九年	**二零零零年**	一九九九年
	人民幣千元	*人民幣千元*	***人民幣千元***	*人民幣千元*
購買設備的應付款項	**6,360**	19,470	**6,360**	19,470
應付帳款	**6,920**	1,930	**6,781**	1,802
維修及保養應計費用	**1,031**	959	**1,031**	959
應計技術支持費	**2,690**	—	**2,690**	—
應計員工技術獎金	**8,550**	8,550	**8,550**	8,550
應計租金	**44**	—	**44**	—
應計網絡使用費	**978**	2,415	**978**	2,415
應計佣金	**29,046**	18,372	**33,486**	18,372
退休金	**336**	356	**336**	356
其他流動負債	**9,203**	4,950	**7,727**	3,863
	65,158	57,002	**67,983**	55,787

於二零零零零及一九九九年十二月三十一日，以上餘額中分別有人民幣11,491,000元及人民幣22,287,000元是以美元計價的。

購買設備的應付帳款帳齡分析如下：

	本集團		本公司	
	二零零零年	一九九九年	**二零零零年**	一九九九年
	人民幣千元	*人民幣千元*	***人民幣千元***	*人民幣千元*
六個月以內	**5,779**	7,356	**5,779**	7,356
六個月至一年	**—**	9,959	**—**	9,959
一年至二年	**581**	1,155	**581**	1,155
二年至三年	**—**	—	**—**	—
三年至四年	**—**	1,000	**—**	1,000
	6,360	19,470	**6,360**	19,470

12. 應交稅金

	本集團		本公司	
	二零零零年	一九九九年	**二零零零年**	一九九九年
	人民幣千元	*人民幣千元*	***人民幣千元***	*人民幣千元*
應交企業所得稅	**210,421**	155,028	**209,710**	154,709
應交營業稅	**10,257**	12,911	**10,140**	12,911
應交增值稅	**(479)**	185	**(510)**	185
其他	**457**	119	**401**	119
	220,656	168,243	**219,741**	167,924

13. 實收資本

於一九九九年十二月三十一日的實收股本為重組前民航計算機信息中心於上述日期的實收資本。

根據重組方案，於二零零零年三月三十一日與本集團現有業務相關的資產及負債乃轉讓至本集團。該等資產及負債的淨值轉換為本公司的法定股本，為每股面值人民幣1元的577,304,000股內資股，當時的儲備均已對銷，差額計入資本公積。於合併股東權益變動表中之重組調整反映了達至本公司重組完成及本公司註冊成立後法定股本所必要的調整影響。

於二零零零年十二月三十一日的實收資本為本公司註冊成立時所發行的內資股。

	二零零零年十二月三十一日 千股	二零零零年十二月三十一日 千元
法定：		
每股面值人民幣1元的內資股	577,304	577,304
已發行及繳足：		
每股面值人民幣1元的內資股	577,304	577,304

14. 利潤分配

作為本報告附註1所述之重組的一部分，以本集團現時承擔的業務所產生的現金所購買的資產由民航計算機信息中心保留。本報告有關期間給予民航計算機信息中心的分配為於相關年度購買民航計算機信息中心保留的資產而撥付予民航計算機信息中心的現金金額。

重組之後，根據本公司的公司章程，本公司每年可分派利潤將按：(a)中國公認會計準則，及(b)國際會計準則所確定之利潤兩者中之較低者為基準。

14. 利潤分配(續)

根據本公司的公司章程，除所得税及少數股東權益後的可供分配淨利潤按提取以下儲備後確定：

(i) 彌補以前年度累計虧損(如有)；

(ii) 根據中國公認會計準則確定的税後利潤按10%提取法定盈餘公積金，直至該等公積金累計餘額達到本公司註冊資本的50%，倘股東週年大會上通過決議案批准及法定盈餘公積金的餘額不少於新註冊股本的25%，法定盈餘公積金可轉增資本；及

(iii) 在中國公認會計準則下的税後利潤根據董事會決定的5%至10%提取法定公益金， 此項公益金只可用作員工集體性的福利支出。

15. 收入

收入基本包括本集團因就使用其電子旅遊分銷，機場旅客處理及航空貨運系統而收取的費用，上述系統提供機位控制及出售、實時值機、航班配載、貨運管理服務及數據密集通訊服務。

此等收費主要按照民航總局及中國其他有關部門決定的條款而釐定。此等收費大部分來自重組後成為本公司股東的客戶。

(1) 電子旅遊分銷服務乃由本集團的供應控制系統及計算機訂座系統提供，上述系統為航空公司及旅行社提供實時機位控制及航班訂座資料。

(2) 機場旅客處理服務乃由本集團的機場旅客處理系統提供，該系統為位於中國及若干海外城市的航空公司及機場提供值機、登機、行李控制、飛機航線及航班配載服務。

(3) 本集團就使用其數據通訊系統向航空公司、機場及旅行社收取費用。

(4) 本集團向航空公司及機場提供航空貨運系統服務及計算機系統安裝服務。此外，本集團亦向航空公司、機場及旅行社出售使用本集團系統所需的設備。

16. 除稅前利潤

除稅前利潤已扣除(計入)下列各項：

	二零零零年 人民幣千元	一九九九年 人民幣千元
已扣除：		
須於五年內償還的銀行借款利息開支	**47**	4,436
減：在建工程被資本化金額	—	—
淨利息支出	**47**	4,436
折舊	**104,857**	88,218
出售物業、廠房及設備的(收益)虧損	**(20)**	563
經營租賃支出	**31,516**	18,670
存貨可變現淨值減值準備	**433**	25
呆帳撇減及準備	**891**	407
存貨成本	**20,273**	21,944
定額供款退休金計劃的供款	**857**	385
核數師酬金	**1,143**	265
匯兌虧損	**43**	14
住房公基金供款	**826**	365
已計入：		
利息收入	**5,043**	3,056

17. 稅項

企業所得稅

	二零零零年 人民幣千元	一九九九年 人民幣千元
中國企業所得稅	**94,166**	103,742
遞延稅項	—	—
	94,166	103,742

17. 稅項(續)

根據中國所得稅法，本公司須繳付按照中國企業適用的會計原則及財務條例編制的本公司法定帳目所載，應課稅收入的33%作為企業所得稅。然而，本公司已於二零零零年十月在中關村海淀科技園區註冊成立為新技術企業，並得到了海淀區國家稅務局(「國稅局」)的批准，享受自二零零零年十月一日至二零零二年十二月三十一日止期間內免徵企業所得稅的稅收優惠。

本公司的附屬公司享有介乎7.5%至33%不同程度的優惠稅率。這些附屬公司或位於經濟特區(海南凱亞及深圳凱亞)，適用稅率為15%，或被認定為新技術企業(重慶凱亞)，適用稅率為33%。此外，該等附屬公司於開業起數年內有權享有若干稅項減免。

於二零零零年度及一九九九年度除稅前利潤適用之中國法定33%企業所得稅稅率與合併損益表中的實際稅率間之差異調節如下：

	二零零零年	一九九九年
法定稅率	**33.0%**	33.0%
適用於本公司的免稅優惠的影響	**(5.9)%**	—
適用於若干附屬公司的優惠稅率的影響	**(0.4)%**	(0.1)%
實際所得稅稅率	**26.7%**	32.9%

於資產負債表日並無未提取遞延稅項準備的重大暫時差異。

適用於本公司的免稅優惠以及適用於若干附屬公司的優惠稅率的影響如下：

	二零零零年	一九九九年
	人民幣千元	*人民幣千元*
總金額	**22,342**	195
每股影響	**0.0387**	0.0003

17. 稅項(續)

營業稅

本集團下列服務收入須交納營業稅：

電子旅遊分銷、機場旅客處理、航空貨運系統及數據網絡服務	3%
培訓、技術支持服務、租金及其他	5%

增值稅

過去，本集團獲地方稅務局認定為增值稅小規模納稅人，須按設備銷售收入、提供修理及修配服務收入及設計收入繳納稅率為4%的增值稅。購買商品和勞務的增值稅進項稅不能用於抵銷應付增值稅。自本公司於二零零零年十月十八日成立以來，本公司須作為增值稅一般納稅人按17%的稅率繳交增值稅。即用於銷售之設備及零件採購所支付的增值稅，可用於抵扣出售時的應付增值稅，以確認應付增值稅淨額。

18. 關聯公司交易

倘一方能夠直接或間接地控制另一方，或有能力對另一方的財務及經營決策施加重大影響，則所涉及之各方為關聯公司。倘有關各方均受同一控制或同一重大影響，則此等各方亦視為關聯公司。

下文為本集團與關聯公司於截至二零零零年及一九九九年十二月三十一日止兩個年度進行的重大經常關聯交易概要。

18. 關聯公司交易(續)

(1) 關聯公司

本公司及本集團的關聯公司如下：

名稱	與本公司關係	股權百分比
民航計算機信息中心	本公司股東	34.38%
南方航空(集團)公司 (i)	本公司股東	14.41%
東方航空(集團)公司 (i)	本公司股東	11.90%
中國國際航空公司 (i)	本公司股東	10.07%
中國西南航空公司 (i)	本公司股東	4.40%
中國北方航空公司 (i)	本公司股東	4.27%
中國西北航空公司 (i)	本公司股東	4.02%
雲南航空公司 (i)	本公司股東	3.03%
新疆航空公司 (i)	本公司股東	1.49%
中國航空公司 (i)	本公司股東	1.02%
長城航空公司 (i)	本公司股東	0.46%
廈門航空有限公司 (ii)	本公司股東	3.80%
海南航空股份有限公司 (ii)	本公司股東	1.92%
中國新華航空公司 (ii)	本公司股東	1.31%
深圳航空有限公司 (ii)	本公司股東	1.08%
上海航空有限公司 (ii)	本公司股東	0.99%
山東航空股份有限公司 (ii)	本公司股東	0.75%
四川航空公司 (ii)	本公司股東	0.30%
武漢航空公司 (ii)	本公司股東	0.23%
長安航空公司 (ii)	本公司股東	0.14%
山西航空公司 (ii)	本公司股東	0.03%
澳門航空股份有限公司	中國航空公司附屬公司	—
中航浙江航空公司	中國航空公司附屬公司	—
福建航空公司	廈門航空有限公司附屬公司	—
貴州航空股份有限公司	南方航空集團公司附屬公司	—
中國西北航空南京航空公司	中國西北航空公司附屬公司	—
中國北方航空公司三亞有限公司	中國北方航空公司附屬公司	—
北航天鵝航空有限責任公司	中國北方航空公司附屬公司	—
Societe Interntionale De Telecommunications Aeronautiques S.C. (「SITA」)	天信達信息技術有限公司的合營伙伴 Societe Internationale de Telecommunications Aeronautiques Greater China Holdings Limited (「SITA附屬公司」)的母公司	—

18. 關聯公司交易(續)

(1) 關聯公司(續)

附註：

(i) 為民航總局直接監管及控制的十家航空公司，如第1詳所述已無償取得本公司股份。

(ii) 為根據第1詳所述重組認購股份的其他航空公司。

(2) 關聯公司交易

截至二零零零年及一九九九年十二月三十一日止兩個年度的本集團重大關聯公司交易如下：

(i) 電子旅遊分銷、機場旅客處理、數據網絡服務及航空貨運系統服務的收入，上述服務的價格乃參照民航計算機信息中心訂立的計價準則(如適用)再經關聯公司協商後釐定。

名稱	**二零零零年** **人民幣千元**	一九九九年 *人民幣千元*
南方航空(集團)公司	**90,646**	82,890
東方航空(集團)公司	**56,790**	53,045
中國國際航空公司	**68,205**	60,694
中國西南航空公司	**43,218**	38,050
中國北方航空公司	**39,334**	28,073
中國西北航空公司	**31,739**	17,456
雲南航空公司	**27,594**	27,744
新疆航空公司	**14,263**	9,905
中國航空公司	**2,328**	2,662
廈門航空有限公司	**35,956**	29,699
海南航空股份有限公司	**31,732**	21,833
中國新華航空公司	**13,224**	11,790
深圳航空有限公司	**11,490**	6,800
上海航空有限公司	**25,106**	18,668
山東航空股份有限公司	**12,232**	7,458
長城航空公司	**2,501**	2,682
四川航空公司	**12,462**	9,130
武漢航空公司	**9,203**	6,110
長安航空公司	**1,099**	853
山西航空公司	**453**	210
澳門航空股份有限公司	**10,216**	10,132
中航浙江航空公司	**7,517**	6,359
福建航空公司	**2,256**	2,216
貴州航空股份有限公司	**167**	430
中國西北航空南京航空公司	**3,242**	1,593
中國北方航空公司三亞有限公司	**3,909**	3,355
北航天鵝航空有限責任公司	**4,547**	3,617
合計	**561,429**	463,454

董事會認為，此等交易是在正常業務中與關聯公司進行的。

18. 關聯公司交易(續)

(2) 關聯公司交易(續)

(ii) 自民航計算機信息中心租用辦公室及設備

截至二零零零年及一九九九年十二月三十一日止兩個年度，向民航計算機信息中心租用辦公室大樓及設備的經營租賃支出分別約為人民幣20,620,000元及人民幣7,360,000元。樓宇經營租賃的租金乃按照與民航計算機信息中心協定的費率再參考市值租金而釐定。設備經營租賃的租金乃按照設備的歷史折舊開支而釐定。

(iii) 向SITA支付網絡使用費

截至二零零零年及一九九九年十二月三十一日止兩個年度，向SITA支付的網絡使用費分別約為人民幣37,481,000元及人民幣20,971,000元。網絡使用費乃按照SITA與本公司協定的費率而定。

18. 關聯公司交易(續)

(3) 關聯公司的餘額

關聯公司的餘額主要包括：

(i) 應收關聯公司款項

	本集團		本公司	
名稱	**二零零零年 人民幣千元**	一九九九年 人民幣千元	**二零零零年 人民幣千元**	一九九九年 人民幣千元
南方航空(集團)公司	**—**	200	**—**	200
東方航空(集團)公司	**28,085**	72,532	**28,085**	72,532
中國國際航空公司	**24,092**	59,464	**24,092**	59,464
中國西南航空公司	**30,181**	25,709	**30,181**	25,709
中國北方航空公司	**22,582**	16,079	**22,582**	16,079
中國西北航空公司	**26,878**	14,990	**26,878**	14,990
雲南航空公司	**4,229**	3,764	**4,229**	3,764
新疆航空公司	**1,867**	1,430	**1,867**	1,430
中國航空公司	**1,930**	3,898	**1,930**	3,898
廈門航空有限公司	**12,527**	4,748	**12,527**	4,748
海南航空股份有限公司	**19,196**	10,289	**19,196**	10,289
中國新華航空公司	**7,237**	6,257	**7,237**	6,257
深圳航空有限公司	**5,263**	2,018	**5,263**	2,018
上海航空有限公司	**11,768**	6,689	**11,768**	6,689
山東航空股份有限公司	**4,650**	5,221	**4,650**	5,221
長城航空公司	**580**	765	**580**	765
四川航空公司	**3,188**	3,029	**3,188**	3,029
武漢航空公司	**6,101**	2,396	**6,101**	2,396
長安航空公司	**934**	199	**934**	199
山西航空公司	**57**	—	**57**	—
澳門航空股份有限公司	**9,918**	14,869	**9,918**	14,869
中航浙江航空公司	**2,634**	1,099	**2,634**	1,099
福建航空公司	**146**	687	**146**	687
貴州航空股份有限公司	**2**	14	**2**	14
中國西北航空南京航空公司	**1,897**	620	**1,897**	620
中國北方航空公司三亞有限公司	**266**	686	**266**	686
北航天鵝航空有限責任公司	**3,637**	2,316	**3,637**	2,316
合計	**229,845**	259,968	**229,845**	259,968

18. 關聯公司交易(續)

(3) 關聯公司的餘額(續)

(ii) 應付關聯公司款項

	本集團		本公司	
名稱	**二零零零年 人民幣千元**	一九九九年 人民幣千元	**二零零零年 人民幣千元**	一九九九年 人民幣千元
東方航空(集團)公司	**256**	256	**256**	256
中國北方航空公司	**179**	179	**179**	179
南方航空(集團)公司	**—**	4,622	**—**	4,622
中國西南航空公司	**—**	959	**—**	959
民航計算機信息中心	**—**	30,350	**—**	30,350
SITA	**3,407**	—	**3,407**	—
長城航空公司	**2,840**	—	**2,840**	—
合計	**6,682**	36,366	**6,682**	36,366

關聯公司的餘額為無抵押、免息及一般須於六個月內償還。關聯公司的餘額主要來自上文所述的關聯公司交易。

19. 董事、高級行政人員及監事的酬金

	二零零零年 人民幣千元	一九九九年 人民幣千元
執行董事酬金	—	—
非執行董事酬金	—	—
監事酬金	—	—
執行董事其他酬金		
— 基本工資及津貼	**227**	123
— 花紅	**379**	297
— 退休金	**33**	16
非執行董事其他酬金	**277**	223
監事其他酬金	**338**	270
酬金總額	**1,254**	929

於有關期間，概無任何董事放棄或同意放棄任何酬金。

19. 董事、高級行政人員及監事的酬金(續)

支付給五位最高薪的人員(主要為高級行政人員)的詳細金額如下：

	二零零零年 人民幣千元	一九九九年 人民幣千元
基本工資及津貼	**253**	172
花紅	**449**	391
退休金	**37**	22
其他	—	—
	739	585
董事人數	4	3
員工人數	1	2
	5	5

截至二零零零年及一九九九年十二月三十一日止兩個年度，每個董事(包括五位最高薪員工)的年度酬金均介乎人民幣零元至100萬元。

截至二零零零年及一九九九年十二月三十一日止兩個年度，五個最高薪酬的人員(包括董事和員工)均未獲酬金以作為加入本公司的獎勵或離開公司的損失補償。

20. 退休福利

所有本集團的全職員工均可享受政府制訂的退休計劃。根據該計劃，退休員工每年可領取相當於他們退休時基本工資的退休金。這些退休金由中國政府負責支付。本集團於截至二零零零年及一九九九年十二月三十一日止兩個年度，分別按員工基本工資的14.5%及13%向國家資助的退休計劃供款。本集團截至二零零零年及一九九九年十二月三十一日止兩個年度所支付的退休福利分別為人民幣857,000元及人民幣385,000元。根據該計劃，本集團除提取退休金外，並無其他任何支付退休福利的義務。

21. 住房公積金

所有本集團的全職員工有權參加一個國家資助的住房公積金計劃。本集團可用此等公積金建造員工住房，員工可用公積金購買房屋或於退休時一次性支取。本集團每年按職工基本工資的固定百分比向政府資助的住房公積金供款。截至二零零零年及一九九九年十二月三十一日止兩個年度，本集團對住房公積金支付的供款分別約為人民幣826,000元及人民幣365,000元。

全部以前受僱於民航計算機信息中心而現時任職本公司的僱員，以前均參加了民航計算機信息中心的僱員住房福利計劃。該計劃反映適用於民航計算機信息中心的國家住房改革政策。根據該計劃，民航計算機信息中心的職工有權按中國政府所定的優惠價購買職工宿舍。於截至二零零零年及一九九九年十二月三十一日止兩個年度，就這些住房福利而須由民航計算機信息中心承擔的成本分別約為人民幣32,400千元及13,600千元。民航計算機信息中心已向本集團承諾，公開發售完成後仍會繼續向那些之前受雇於民航計算機信息中心並參加該公司的僱員住房福利計劃而目前為本集團的僱員，提供同樣的住房福利。民航計算機信息中心亦向本集團承諾，不會要求本集團就民航計算機信息中心在此方面產生或將產生的費用或損失作出任何補償。除上文所述住房公積金的供款外，本集團概無任何合約責任提供該等利益予其僱員或賠償民航計算機信息中心提供該等利益的任何成本。

22. 每股盈利及股利

截至二零零零年及一九九九年十二月三十一日止兩個年度的每股盈利是通過將淨利潤人民幣256,592,000元及人民幣208,038,000元，分別除以剛在發售本公司股份前已發行的5.77億股計算得出。

截至二零零零年及一九九九年十二月三十一日止兩個年度的每股盈利的計算基礎是沒有考慮因民航計算機信息中心於有關年度增資而可能產生的新股所需作出的備考調整。

由於在截至二零零零年及一九九九年十二月三十一日止兩個年度並無已發行可能具有攤薄效應的普通股，故未呈列每股攤薄盈利。

二零零零年十月十八日，股東通過一項決議案批准本公司向現有股東宣派特別股利，金額為下列兩項中較少者：(i)於二零零零年四月一日起至二零零零年十二月三十一日止期間，按照中國公認會計準則計算，本公司的可供分派利潤及(ii)公開發售所得款項淨額的10%。H股持有人無權獲得此項特別股利。根據該決議案，本公司應宣派的特別股利約為人民幣1.24億元，比公開發售所得款項淨額的10%少約人民幣200萬元。民航計算機信息中心有責任補足差額，而民航計算機信息中心有權在兩年內按比例向其他剛在發售本公司股份前為本公司的股東的各方索取補償。

在宣派上述人民幣1.24億元特別股利後，本集團於二零零零年十二月三十一日可供分配的儲備金額為零，該金額是中國公認會計準則和國際會計準則下兩者的較低金額。

(除另有說明外，所有金額以人民幣元為單位)

23. 承諾事項

(A) 資本承諾

於二零零零年十二月三十一日，本集團有以下資本承諾：

	人民幣千元
已授權且訂約	31,138
已授權但未訂約	—
總計	31,138

上文所述的資本承諾主要與購買及安裝新一代電子旅遊分銷系統相關。

於二零零零年十二月三十一日上述資本承諾中約有人民幣29,400千元是以美元計價(約為3,600千美元)。

(B) 經營租賃承諾

於二零零零年十二月三十一日，本集團有以下經營租賃承諾：

	人民幣千元
一年內	30,230
一年後但五年內	113,845
五年後	141,751
總計	285,826

(C) 技術支持費

於二零零零年十二月三十一日，本集團的技術支持費用承諾總數約為人民幣14,200千元。

24. 現金流量表附註

(A) 稅前利潤與經營活動提供之現金對帳

	二零零零年	一九九九年
	人民幣千元	*人民幣千元*
除稅及少數股東權益前利潤	**353,054**	314,960
就下列各項調整:		
折舊及攤銷	**104,857**	88,218
利息收入	**(5,043)**	(3,056)
利息支出	**47**	4,436
出售物業、廠房及設備(收益)虧損	**(20)**	563
物業、廠房及設備的評估減值	**2,700**	—
壞帳沖銷及準備	**891**	407
存貨跌價準備	**433**	25
應佔聯營公司收益	**(3,446)**	(392)
運營資金改變前之經營利潤	**453,473**	405,161
流動資產(增加)減少：		
應收帳款	**(6,576)**	(14,969)
存貨	**5,037**	3,430
預付款項及其他流動資產	**(12,621)**	(10,321)
應收關聯公司	**30,123**	(1,128)
流動負債增加(減少)		
應付帳款及預提費用	**8,156**	(14,598)
遞延收益	**7,592**	(1,537)
應付關聯公司	**(29,684)**	12,941
應交税金	**45,337**	2,436
經營活動提供之現金	**500,837**	381,415

24. 現金流量表附註(續)

(B) 現金及現金等價物分析

於二零零零年及一九九九年十二月三十一日，現金及現金等價物包括：

	本集團		本公司	
	二零零零年	一九九九年	**二零零零年**	一九九九年
	人民幣千元	*人民幣千元*	***人民幣千元***	*人民幣千元*
現金				
人民幣	**133**	246	**1**	204
活期存款				
人民幣	**583,845**	162,699	**550,770**	143,391
以港幣計價	**751**	92	**—**	—
	584,596	162,791	**550,770**	143,391
現金及現金等價物合計	**584,729**	163,037	**550,771**	143,595

25. 金融工具

本集團的金融工具主要包括活期銀行存款、短期銀行存款、應收帳款、應收關聯公司款項、應付帳款、應付關聯公司款項及銀行借款。由於本集團活期銀行存款、短期銀行存款、應收應付關聯公司款項、應收帳款及應付帳款的屆滿期較短，故該等工具的帳面金額於資產負債表日約為其公平價值。銀行借款按取得相若條款及屆期滿的銀行借款利率計，其帳面值為公平價值。

信貸風險

本集團的信貸風險為活期銀行存款、短期銀行存款、應收帳款及應收關聯公司款項的累計結餘。倘其他人士未能履行其對於該等金融工具的責任，則於二零零零年及一九九九年十二月三十一日的最高信貸風險分別約為人民幣899,000千元及人民幣490,000千元。

金融工具的另一方包括中國的國有銀行及為多航空公司及旅行社。本集團預期，任何另一方不會不履行其責任。該等實體對本集團有集中的信貸風險。

25. 金融工具(續)

利率風險

本集團銀行借款的利率及償還條款於附註10披露。

外幣風險

由於應付予設備供應商的若干應付款項以外幣(主要為美元)計價，本集團承受外幣風險。人民幣兑外幣的匯率波動對本集團的經營業績可能帶來影響。

26. 商業及其它風險

商業風險

本集團於中國營運，因此，需作出特別考慮及承受與投資於美國及西歐國家公司股權證券一般承受的風險有別的重大風險。該等風險包括與政治、經濟及法律環境、國家機關對價格規定的影響及行業競爭有關的風險。

未來擴充的充足融資

本集團將需龐大融資以擴展其現有服務範疇及開發新服務，尤其是建立新一代電子旅遊分銷系統，惟並不能保證本集團能夠以可接受的條款取得充足融資。倘未能取得充足融資，本集團之業務前景將蒙受不利影響。

稅收風險

由於中國的稅務法規需由中國有關主管機關詮釋，構成本集團的各個公司的繳稅地位在其正常經營過程中可能會受到中國主管機關的審查。各公司所取得的稅收優惠，包括本公司的免繳所得稅優惠，也有可能受到更高權利機關的審閱和確認。管理層相信，在未來的稅務檢查中，會對截至二零零零年十二月三十一日止年度發生重大額外所得稅負債的可能性不大。

27. 分部報表

本集團僅於一個行業內經營業務－在中國提供電子旅遊分銷、機場旅客處理、航空貨運系統、數據網絡服務及互聯網旅遊平台服務。本集團營運的最高決策人被視為本集團的總經理。總經理審閱的資料與合併損益表所載資料一致。本集團於截至二零零零年及一九九九年十二月三十一日止兩個年度並無編制任何分部損益表。同時，由於本集團的收入主要來自中國，其資產亦位於中國，本集團僅於一個地域內經營業務。因此，本報並無呈列任何地域分部數據。

28. 新頒佈的會計準則

國際會計準則委員會分別於一九九八年及二零零零年頒佈了國際會計準則第39號「金融工具－確認及計量」和國際會計準則第40號「投資物業」。該兩個新準則將於二零零一年一月一日起或之後生效。國際會計準則第39號乃為財務報表中確認、計量及披露金融資產及金融負債包括對沖交易的會計處理制定的準則。國際會計準則第40號規定了投資物業的會計處理。公司管理層相信執行新的國際會計準則第39及第40號將不會對本集團的財務報表產生重大影響。

29. 結算日後事項

本公司約310,854,000股的H股於二零零一年二月以每股4.1元港幣公開發行，並於二零零一年二月七日在香港聯合交易所有限公司上市。

30. 財務報表的批准

此財務報表於二零零一年四月十一日得到董事會的批准。

合併資產負債表

	於十二月三十一日			
	一九九七年 人民幣千元	一九九八年 人民幣千元	一九九九年 人民幣千元	**二零零零年 人民幣千元**
物業、廠房及設備，淨值	283,521	280,780	326,921	**281,944**
於聯營公司的投資	—	—	3,132	**6,424**
	283,521	280,780	330,053	**288,368**
流動資產				
現金及現金等價物	409,502	505,943	163,037	**584,729**
短期銀行存款	—	11,519	16,984	**27,406**
應收帳款，淨值	32,090	36,036	50,599	**56,284**
存貨	18,553	18,455	15,150	**9,680**
預付款項及其他流動資產	15,745	8,420	18,741	**31,362**
應收關聯公司	224,039	258,840	259,968	**229,845**
	699,929	839,213	524,479	**939,306**
資產總值	983,450	1,119,993	854,532	**1,227,674**
權益及負債				
資本及盈餘公積				
實收資本	260,133	260,133	260,133	**577,304**
資本公積	155,445	156,138	155,934	**167,506**
法定盈餘公積	109,768	137,574	175,854	**25,202**
累計虧損	(103,171)	(63,307)	(21,756)	**—**
	422,175	490,538	570,165	**770,012**
少數股東權益	12,652	20,682	21,168	**32,735**
長期銀行借款	411,800	439,800	—	**—**
流動負債				
長期銀行借款即期部分	—	—	800	**—**
應付帳款及預提費用	64,529	71,394	57,002	**65,158**
遞延收益	6,993	2,325	788	**8,380**
應付關聯公司	21,435	23,425	36,366	**6,682**
應付股利	—	—	—	**124,051**
應交稅金	43,866	71,829	168,243	**220,656**
	136,823	168,973	263,199	**424,927**
權益及負債合計	983,450	1,119,993	854,532	**1,227,674**

合併損益表

	截至十二月三十一日止年度			
	一九九七年	一九九八年	一九九九年	**二零零零年**
	人民幣千元	人民幣千元	人民幣千元	**人民幣千元**
收入：				
電子旅遊分銷	343,190	302,846	358,793	**439,119**
機場旅客處理	54,150	71,325	98,220	**155,546**
數據網絡服務	72,952	87,088	99,879	**108,960**
設備銷售及其他	39,343	25,878	46,762	**38,362**
總收入	509,635	487,137	603,654	**741,987**
營業税金及附加	(16,081)	(15,832)	(19,344)	**(24,735)**
淨收入	493,554	471,305	584,310	**717,252**
營業成本：				
折舊	(78,457)	(92,964)	(88,218)	**(104,857)**
網絡使用費	(25,279)	(30,940)	(34,803)	**(54,772)**
人工成本	(35,837)	(27,184)	(33,787)	**(39,656)**
經營租賃支出	(31,178)	(12,870)	(18,670)	**(31,516)**
技術支持費	(19,478)	(14,122)	(5,665)	**(15,885)**
設備銷售成本	(8,256)	(6,379)	(12,738)	**(9,131)**
維修及保養費用	(18,166)	(15,870)	(15,860)	**(26,410)**
佣金及推廣費用	(3,183)	(7,752)	(18,002)	**(26,933)**
其他營業成本	(31,669)	(26,258)	(41,248)	**(60,676)**
總營業成本	(251,503)	(234,339)	(268,991)	**(369,836)**
營業利潤	242,051	236,966	315,319	**347,416**
財務收入(費用)淨額	(17,212)	(17,883)	(960)	**4,921**
應佔聯營公司收益	—	—	392	**3,446**
其他(支出)收入淨額	953	(7,627)	209	**(2,729)**
除税及少數股東權益前利潤	225,792	211,456	314,960	**353,054**
所得税	(73,987)	(68,753)	(103,742)	**(94,166)**
除少數股東權益前利潤	151,805	142,703	211,218	**258,888**
少數股東權益	(3,103)	(5,317)	(3,180)	**(2,296)**
淨利潤	148,702	137,386	208,038	**256,592**
每股盈利(基本及攤薄)(人民幣元)	0.26	0.24	0.36	**0.44**
已發行股份數目(百萬股)	577	577	577	**577**

註釋1. 上述本公司及其附屬公司(「本集團」)截至二零零零年十二月三十一日止四個年度的補充財務資料摘自本公司日期為二零零一年一月二十九日的招股書所載會計師報告中的合併財務資料，及本年報中所載的經審核財務報表。上述補充財務資料是按照國際會計準則編制，呈列了本集團的財務狀況及經營成果，並假設本集團於截至二零零零年十二月三十一止四個年度一直存在。

註釋2. 截至二零零零年十二月三十一日止四個年度的每股盈利是按照二零零零年十二月三十一日發行在外的5.77億股計算得出的，且沒有考慮因民航計算機信息中心於有關年度增資而可能產生的新股所需作出的備考調整。

一月	與Starwood酒店集團及上海錦江酒店集團訂立提供電子旅遊分銷(ETD)服務協議，這標誌着公司開始進入非航空產品分銷服務領域。
二月	全面推行按照國際標準出售機票的BSP系統。
三月	推出淨價發佈，使航空公司能夠向代理人發佈機票價格信息。
	轉移和提升了全部APP主機系統，使系統狀態及安全度更佳。
四月	推出電子客票，幫助航空公司實現從訂票、出票、值機、登機到結賬全過程的電子化。
五月	ETD主機備份系統正式投入使用。
六月	成立雲南民航凱亞信息有限公司，為雲南地區的客戶提供更佳的支持服務。
七月	推出「e-Term」軟件，使用戶可以通過個人電腦(PC)，不使用專用租賃線路，實現與本公司ETD系統的連接。
九月	推出本公司開發的新軟件「Backoffice」，幫助旅行社及旅遊代理人取得機票銷售的實時信息。
	引進代碼共享技術，使夥伴航空公司在相同航線共享航機代碼。
	本公司獲受民航計算機信息中心在天信達的權益，天信達原是民航計算機信息中心與SITA之附屬公司成立的中外合資企業，旨在為中國用戶提供航空貨運系統服務。
十月	引進機上座位預訂，容許旅客在預訂航空公司機票的同時，選擇座位。
	推行OPEN/ENV技術，實現了主機系統與微軟視窗NT、UNIX等開放平台的連接。
	北京市新技術產業開發試驗區認定本公司為新技術企業，使本公司有權享有若干稅務優惠
十二月	設立了內蒙古辦事處。

股東週年大會通告

茲通告中國民航信息網絡股份有限公司(「本公司」)謹定於二零零一年五月二十八日(星期一)上午十時整於中華人民共和國北京首都國際機場空港花園酒店一樓會議室舉行股東週年大會,藉以審議下列事項:

1. 審議及批准二零零零年度董事會報告;

2. 審議及批准二零零零年度監事會報告;

3. 審議及批准本公司二零零零年度經審計的財務報表;

4. 審議及批准聘用安達信公司(執業會計師)及安達信・華強會計師事務所分別為本公司二零零一年度國際及國內核數師,並授權董事會釐定其酬金;及

5. 審議及批准其他事項(如有)。

承董事會命
丁衛平
李萬傑
聯席公司秘書

二零零一年四月十一日

附註:

1. 本公司將於二零零一年四月二十八日(星期六)至二零零一年五月二十八日(星期一)(包括首尾兩天)暫停辦理過戶登記。於二零零一年四月二十七日(星期五)營業時間結束時已經登記在股東名冊上的本公司H股及內資股持有人均有權出席股東週年大會。H股過戶文件須於二零零一年四月二十七日(星期五)下午4時正或之前送交本公司H股的過戶登記處,受讓人方可出席股東週年大會。

   本公司H股股份登記處地址為:

   香港德輔道中199號
   維德廣場2樓
   香港證券登記有限公司

2. 凡有權出席股東週年大會並於會上投票的股東均可委任一位或以上代理人(不論該人士是否股東)代其出席股東週年大會並代其投票。代理人毋須為本公司股東。

3. 股東或其代理人出席股東週年大會，須攜同本公司的公司章程規定的身份證明文件及其他文件。如委任超過一位代理人，該等代理人只能以投票方式行使表決權。

4. 如要委任代理人，須以書面形式進行；委托書須由作出委托的股東親自簽署或由其透過書面形式正式委任的授權人代其簽署，或就法人而言，委托書必須蓋上印章或由其董事或其他正式委任的授權人簽署。如果委任代理人的委托書由委托人的授權人簽署，則授權其簽署的授權書或其他授權文件須經過公證。就內資股持有人而言，經過公證的授權書或其他授權文件和代理人委托書須在股東週年大會指定舉行時間24小時前送達本公司的法定註冊地址，方為有效。就H股持有人而言，上述文件必須在相同時限內送達香港證券登記有限公司。

5. 擬親自或由代理人代表出席股東週年大會的股東，須於二零零一年五月八日或之前將出席股東週年大會的回執交回本公司的法定註冊地址。回執可由專人送達或以郵寄或傳真方式交回。

6. 股東週年大會預計需時半天。擬出席股東週年大會的股東或其代理人須自行承擔交通費及住宿費。

7. 本公司的法定註冊地址為：—

中國北京市海淀區
知春路128號
郵編100086
中國民航信息網絡股份有限公司

聯絡人：丁衛平

電話：(8610)-8401 9073 / 6254 8382
傳真：(8610)-8401 9340 / 6254 8402



中国航信
TravelSky

中國民航信息網絡股份有限公司
TravelSky Technology Limited

（在中華人民共和國註冊成立的股份有限公司）



二零零零年年度報告